IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION



SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Harvard Illinois Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001471266
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Harvard, State of Illinois on September 15, 2009.

HARVARD ILLINOIS BANCORP, INC.

By: 

Duffield J. Seyller, III
President and Chief Executive Officer

F:\clients\1234\Stock Conversion\Form SE.doc

EXHIBIT 99.3

PRO FORMA VALUATION REPORT

HARVARD ILLINOIS BANCORP, INC.
Harvard, Illinois

PROPOSED HOLDING COMPANY FOR:
HARVARD SAVINGS BANK
Harvard, Illinois

Dated As Of:
August 28, 2009

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

August 28, 2009

Board of Directors
Harvard Savings, MHC
Harvard Illinois Financial Corporation
Harvard Savings Bank
58 North Ayer Street
Harvard, Illinois 60033

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation ("FDIC") and the Illinois Department of Financial and Professional Regulation (the "IDFPR") in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On July 23, 2009, the Board of Directors of Harvard Savings, MHC, Harvard, Illinois (the "MHC"), a mutual holding company that owns all of the outstanding shares of common stock of Harvard Illinois Financial Corporation ("Harvard Illinois Financial"), adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form. As a result of the conversion, Harvard Illinois, which currently owns all of the issued and outstanding common stock of Harvard Savings will be succeed by a Maryland corporation with the name of Harvard Illinois Bancorp, Inc. ("Harvard Illinois" or the "Company") Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Harvard Illinois or the Company.

Harvard Illinois will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Harvard Savings' employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a direct community offering and/or a syndicated community offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Harvard Savings and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Harvard Illinois may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, Harvard Savings, the MHC and the other parties engaged by Harvard Savings or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Harvard Illinois, Harvard Savings and the MHC, including the prospectus as filed with the OTS, FDIC, IDFPR and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company that has included due diligence related discussions with Harvard Illinois' management; BKD, LLP, Harvard Illinois' independent auditor; Luse Gorman Pomerenk & Schick, P.C., Harvard Illinois' conversion counsel; and Keefe, Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Harvard Illinois operates and have assessed the Company's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Harvard Illinois and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Company's operating characteristics and financial performance as they relate to the pro forma market value of Harvard Illinois. We have reviewed the economy and demographic characteristics of the primary market area in which the Company currently operates. We have compared Harvard Illinois' financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on Harvard Illinois' representation that the information contained in the regulatory applications and additional information furnished to us by the Company and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of Harvard Illinois. The valuation considers Harvard Illinois only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that Harvard Illinois intends to remain an independent institution and there are no current plans for selling control of the Company as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 28, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $9,500,000 at the midpoint, equal to 950,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $8,075,000 and a maximum value of $10,925,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 807,500 at the minimum and 1,092,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $12,563,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,256,375.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Harvard Illinois immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Harvard Illinois as of June 30, 2009, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Harvard Illinois, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



Gregory E. Dunn
Director

TABLE OF CONTENTS
HARVARD ILLINOIS BANCORP, INC.
HARVARD SAVINGS BANK
Harvard, Illinois

TABLE OF CONTENTS
HARVARD ILLINOIS BANCORP, INC.
HARVARS SAVINGS BANK
Harvard, Illinois
(continued)

LIST OF TABLES
HAVARD IILINOIS BANCORP, INC.
HARVARD SAVINGS BANK
Harvard, Illinois

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Harvard Savings Bank ("Harvard Savings" or the "Bank"), chartered in 1934, is an Illinois stock savings bank headquartered in Harvard, Illinois. In 2005, the Bank converted to a stock savings bank with a mid-tier stock holding company, Harvard Illinois Financial Corporation ("Harvard Illinois Financial"), wholly-owned by a mutual holding company, Harvard Savings, MHC (the "MHC"). Harvard Savings maintains the main office and one branch in Harvard and one other branch office in Morris, Illinois. A map of Harvard Savings' office locations is provided in Exhibit I-1. Harvard Savings is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). As of June 30, 2009, the MHC had consolidated total assets of $160.1 million, total deposits of $124.5 million and total equity of $12.6 million equal to 7.85% of total assets. The MHC's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion and Reorganization

On July 23, 2009, the Board of Directors of Harvard Savings, MHC, a mutual holding company that owns all of the outstanding shares of common stock of Harvard Illinois Financial, adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form. As a result of the conversion, Harvard Illinois Financial, which currently owns all of the issued and outstanding common stock of Harvard Savings will be succeed by a Maryland corporation with the name of Harvard Bancorp, Inc. ("Harvard Illinois" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Harvard Illinois or the Company.

Harvard Illinois will offer 100% of its common stock to qualifying depositors of Harvard Savings in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Harvard Illinois will own 100% of Harvard Savings' stock, and Harvard Savings will initially be Harvard Illinois' sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, the only activities that are contemplated for the Company include the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the "ESOP"), and redeployment of the proceeds that are retained by the Company. In the future, Harvard Illinois may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Harvard Illinois maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. On April 18, 2008, the MHC completed a merger with Morris Building & Loan, s.b. ("Morris Building") which was a mutual association based in Morris, Illinois. Morris is approximately 80 miles south of Harvard. The merger was accounted for a pooling of interests, which added approximately $33 million to the Company's assets. Morris Building's sole office facility is now operated as one of the Bank's branches, but has retained the Morris Building & Loan name. Except for the merger with Morris Building, the Company has limited asset growth in recent years to preserve capital ratios and has repositioned the balance sheet through increasing liquidity funded in part by loan shrinkage.

Historically, Harvard Illinois' operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Company's assets and liabilities, respectively. Over the years, the Company has pursued a strategy of placing more of an emphasis on diversifying into other types of loans that generally earn higher yields and are more rate sensitive than 1-4 family permanent mortgage loans. Beyond 1-4 family permanent mortgage loans, commercial real estate/multi-family loans and indirect automobile loans constitute the most significant areas of lending diversification for the Company. The Company's current strategic plan is to pursue further lending diversification, in which commercial real estate and commercial business loans will be emphasized as the primary sources of loan growth. In the current credit environment, construction and land loans and indirect automobile loans, which are purchase loans, are currently being de-emphasized as areas of lending diversification for the Company. Pursuant to targeting growth of commercial real estate and commercial loans, the Company is also placing an emphasis on growing commercial deposit accounts through establishing full service banking relationships with its commercial borrowers.

Investments serve as a supplement to the Company's lending activities and in recent periods the Company has incurred losses on its investment portfolio. Losses on the investment portfolio have been mostly related to other than temporary impairment ("OTTI") losses recorded on investments in Fannie Mae and Freddie Mac stock and mutual funds. For the twelve months ended June 30, 2009, the Company recorded OTTI losses of $946,000. Accordingly, as the result of the OTTI losses, the Company's investment in mutual funds and equity securities currently constitute a minor portion of the investment portfolio. Mortgage-backed securities comprise the largest concentration of the investment portfolio, with other investments consisting of U.S. Government and agency securities, municipal bonds and FHLB stock. Harvard Illinois' investments also include interest-earning deposits maintained at other financial institutions.

The Company has experienced some credit quality deterioration in recent periods, related to both its investment and loan portfolios. Exposure to future credit related losses on the investment portfolio has been diminished by the OTTI losses that have already been recorded on the equity securities portfolio and the small balance of equity securities that are currently held by the Company. As of June 30, 2009, the Company's investment in equity securities totaled $473,000. Credit quality deterioration in the loan portfolio has been mostly related to an increase in non-performing loans secured by 1-4 family properties, reflecting the impact of the recession on the Company's lending markets.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. Certificates of deposit ("CDs") constitute the largest portion of the Company's deposit composition, with CDs comprising approximately 57% of total deposits at June 30, 2009. The Company has targeted growth of lower costing transaction account deposits as an area of strategic emphasis, pursuant to which the Company will be seeking to establish full service banking relationships with its retail and commercial loan customers. The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with FHLB advances generally serving as the source of borrowings utilized by the Company.

Harvard Illinois' earnings base is largely dependent upon net interest income and operating expense levels. Overall, Harvard Illinois' operating strategy has provided for relatively low levels of net interest income, due to narrow interest rate spreads. The Company's narrow interest rate spreads reflects a funding composition that is concentrated in CDs and borrowings as opposed to lower costing core deposits. Limited asset growth and off-balance sheet loan servicing has tended to put upward pressure on the Company's operating expense ratio. Revenues derived from non-interest income sources have been a fairly stable, but somewhat limited contributor to the Company's core earnings base.

The Company's Board of Directors has elected to complete a mutual-to-stock conversion to improve the competitive position of Harvard Illinois. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of Harvard Illinois. Notably, the Company's strengthened capital position will support growth strategies, which should facilitate leveraging of operating expenses. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Harvard Illinois' higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in Harvard Illinois' funding costs. Additionally, Harvard Illinois' higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Company or nearby surrounding markets. The Company will also be better positioned to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position and its ability to offer stock as consideration. At this time, the Company has no specific plans for expansion. The projected uses of proceeds are highlighted below.

- Harvard Illinois Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- Harvard Savings Bank. At least 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's stock, such that Harvard Savings will maintain a minimum Tier 1 capital ratio of 10.0%. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Harvard Illinois' operations.

Balance Sheet Trends

Table 1.1 shows the Company's balance sheet data for the past five and one-half years. From year end 2004 through June 30, 2009, Harvard Illinois' assets increased at a 0.4% annual rate. Asset growth reflected growth in loans and cash and cash equivalents, which was largely offset by a decrease in investment securities. Deposit

Table 1.1
Harvard Illinois Bancorp, Inc.
Historical Balance Sheet Data

	At Year Ened December 31,										At June 30,		12/31/04-6/30/09 Annual. Growth Rate
	2004		2005		2006		2007		2008		2009		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$157,621	100.00%	$154,727	100.00%	$157,679	100.00%	$158,335	100.00%	$158,653	100.00%	$160,088	100.00%	0.35%
Cash and cash equivalents	7,072	4.49%	8,182	5.29%	13,967	8.86%	10,994	6.94%	14,019	8.84%	21,064	13.16%	27.45%
Investment securities	25,079	15.91%	18,914	12.22%	18,929	12.00%	14,710	9.29%	7,094	4.47%	9,091	5.68%	-20.19%
Loans receivable, net	101,143	64.17%	107,536	69.50%	110,927	70.35%	117,822	74.41%	120,749	76.11%	113,346	70.80%	2.56%
FHLB Stock	13,784	8.75%	13,010	8.41%	6,549	4.15%	6,549	4.14%	6,549	4.13%	6,549	4.09%	-15.24%
Bank-Owned Life Insurance	2,812	1.78%	2,647	1.71%	2,741	1.74%	3,752	2.37%	3,892	2.45%	3,963	2.48%	7.92%
Deposits	$112,804	71.57%	$107,530	69.50%	$111,613	70.78%	$113,778	71.86%	$117,302	73.94%	$124,477	77.76%	2.21%
FHLB advances	29,136	18.48%	30,332	19.60%	27,585	17.49%	27,225	17.19%	26,064	16.43%	20,054	12.53%	-7.97%
Equity	$14,019	8.89%	$14,577	9.42%	$15,428	9.78%	$14,094	8.90%	$12,527	7.90%	$12,562	7.85%	-2.41%
Loans/Deposits		89.66%		100.01%		99.39%		103.55%		102.94%		91.06%	
Full Service Banking Offices Open	3		3		3		3		3		3		

(1) Ratios are as a percent of ending assets.

Sources: Harvard Illinois' prospectus, audited and unaudited financial statements and RP Financial calculations.

growth funded the Company's asset growth, as well as reduction in borrowings. A summary of Harvard Illinois' key operating ratios for the past five and one-half years is presented in Exhibit I-3.

Harvard Illinois' loans receivable portfolio increased at a 2.6% annual rate from year end 2004 through June 30, 2009, with the loan portfolio trending higher from year end 2004 through year end 2008 followed by a decline in the first six months of 2009. Overall, the Company's ratio of loans-to-assets increased from 64.2% at year end 2004 to 70.8% at June 30, 2009. While 1-4 family permanent mortgage loans represent the largest concentration in the Company's loan portfolio, Harvard Illinois' loan portfolio composition is reflective of a diversified lending strategy. Trends in the Company's loan portfolio composition over the past two and one-half years showed a decreasing concentration of consumer loans, as the Company is currently not active in purchasing indirect automobile loans, and slightly higher concentrations of 1-4 family permanent mortgage loans, home equity and second mortgage loans, commercial real estate/multi-family loans, construction and land development loans and commercial business loans. Consumer loans decreased from 20.2% of total loans at year end 2007 to 13.1% of total loans at June 30, 2009. The decrease in concentration of consumer loans in the Company's loan portfolio was attributable to a reduction in the balance of indirect automobile loans in the consumer loan portfolio, as indirect automobile loans decreased from $23.2 million or 19.3% of total loans at year end 2007 to $14.4 million or 12.6% of total loans at June 30, 2009. From year end 2007 through June 30, 2009, in addition to consumer loans, the 1-4 family loan portfolio also declined slightly with other lending areas for the Company increasing slightly during the two and one-half period. As of June 30, 2009, the Company's loan portfolio composition consisted of $57.9 million or 50.6% of 1-4 family loans, $11.3 million or 9.9% of home equity and second mortgage loans, $18.9 million or 16.5% of commercial real estate/multi-family loans, $5.7 million or 4.9% of construction and land loans, $5.8 million or 5.1% of commercial business loans and $15.0 million or 13.1% of consumer loans.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Harvard Illinois' overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and one-half years, the Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 17.4% of assets at year end 2008 to a high of 29.1% of assets at year end 2004. Cash and investments equaled 22.9% of total assets at June 30, 2009. General trends in the Company's composition of cash and investments reflect an increase in cash and cash equivalents and a decrease in investment securities. Mortgage-backed securities comprise the most significant component of the Company's investments, with the portfolio consisting primarily of privately issued collateralized mortgage obligations and, to a lesser extent, mortgage-pass-through certificates that are guaranteed or insured by Government Sponsored Enterprises ("GSEs"). As of June 30, 2009, the mortgage-backed securities portfolio totaled $6.3 million or 4.0% of assets. Beyond the mortgage-backed securities portfolio, investment securities held by the Company at June 30, 2009 consisted of U.S. Government and agency securities ($1.6 million), equity securities ($473,000) and municipal bonds ($671,000). As of June 30, 2009, the Company maintained $3.9 million of investments as available for sale and $5.2 million of investments as held to maturity. The Company maintained a net unrealized gain on the available for sale securities of $63,000, as of June 30, 2009. Exhibit I-4 provides historical detail of the Company's investment securities portfolios. Other investments held by Company at June 30, 2009 consisted of $6.5 million of FHLB stock. The Company also held cash and cash equivalents amounting to $21.1 million or 13.2% of assets at June 30, 2009, which included $7.4 million of CDs that were opened at other financial institutions during the six month period ended June 30, 2009.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of the Company's directors and certain members of the Company's senior management. The Company's investment in BOLI also covers the lives of the former directors of Morris Building as well as Morris Building's middle and senior management. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2009, the cash surrender value of the Company's BOLI equaled $4.0 million.

Over the past five and one-half years, Harvard Illinois' funding needs have been largely addressed through retail deposits and internal cash flows, with supplemental funding provided by borrowings and retained earnings. From year end 2004 through June 30, 2009, the Company's deposits increased at an annual rate of 2.2%. Following a decrease in deposits during 2005, positive deposit growth was sustained from year end 2005 through June 30, 2009. The most significant deposit growth occurred during the six month period ended June 30, 2009, which was primarily realized through growth of money market deposits. Deposits as a percent of assets ranged from a low of 69.5% at year end 2005 to a high of 77.8% at June 30, 2009. CDs have consistently accounted for the majority of the Company's deposit composition and equaled 57.3% of total deposits at June 30, 2009. However, since year end 2007 the concentration of CDs comprising total deposits has trended lower, as the result growth of core deposits and a slight decrease in CDs.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From year end 2004 to June 30, 2009, borrowings decreased at an annual rate of 8.0%. Deposit growth funded the reduction in borrowings. Borrowings declined from a peak balance of $30.3 million or 19.6% of assets at year end 2005 to a low of $20.1 million or 12.5% of assets at June 30, 2009. Borrowings held by the Company at June 30, 2009 consisted entirely of FHLB advances.

The Company's equity declined at a 2.4% annual rate from year end 2004 through June 30, 2009, as the Company recorded a net loss in 2007 and 2008. Modest asset growth combined with the reduction in equity resulted in a decrease in the Company's equity-to-assets ratio from 8.9% at year end 2004 to 7.9% at June 30, 2009. All of the Company's capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2009. The addition of stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, Harvard Illinois' ROE will initially be depressed following its stock conversion as the result of the significant increase that will be realized in the Company's pro forma capital position.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five and one-half years. The Company's reported earnings over the past five and one-half years, ranged from a net loss of $3.1 million or 1.92% of average assets in 2004 to net income of $851,000 or 0.54% of average assets in 2005. For the twelve months ended June 30, 2009, the Company reported a net loss of $1.154 million or 0.72% of average assets. The net loss recorded in 2004 was attributable to significant loan loss provisions that were established during that period, as the result of fraud losses incurred on commercial loan participations. The net loss for the most recent twelve month period, as well in 2008, was mostly related to OTTI losses on equity securities. Net interest income and operating expenses represent the primary components of the Company's earnings. Non-interest operating income has been somewhat of a limited but stable source of earnings for the Company. Loan loss provisions and gains and losses from the sale of loans, investments and foreclosed assets have had a varied impact on the Company's earnings over the past five and one-half years.

Over the past five and one-half years, the Company's net interest income to average assets ratio ranged from a low of 2.24% during 2008 to a high of 2.66% during 2005. For the twelve months ended June 30, 2009, the Company's net interest income to average asset ratio equaled 2.35%. For the 2004 through 2006 period, the Company maintained a relatively stable net interest income to average assets ratio, which was followed by notably lower net interest income ratios in 2007 and 2008. The decrease in the Company's net interest income ratios since 2006 reflects the unfavorable impact that the flat yield curve had on the Company's interest rate spreads. For 2007 and 2008, the Company maintained interest rate spreads of 2.14% and 2.22%, respectively. Comparatively, the increase in the Company's net interest income ratio during the most recent twelve month period reflects the favorable impact of declining short-term interest rates and resulting steeper yield curve on the Company's interest rate spread. The Company's interest rate spread increased from 2.15% during the six months ended June 30, 2008 to 2.46% during the six months ended June 30, 2009. The Company's

Table 1.2
Harvard Illinois Bancorp, Inc.
Historical Income Statements

	For the Year Ended December 31,										For the 12 months Ended 6/30/09	
	2004		2005		2006		2007		2008			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$7,763	4.91%	$7,805	5.00%	$8,513	5.45%	$8,976	5.73%	$8,551	5.31%	$8,225	5.10%
Interest expense	(3,709)	-2.35%	(3,654)	-2.34%	(4,454)	-2.85%	(5,424)	-3.46%	(4,932)	-3.06%	(4,421)	-2.74%
Net interest income	$4,054	2.56%	$4,151	2.66%	$4,059	2.60%	$3,552	2.27%	$3,619	2.24%	$3,804	2.35%
Provision for loan losses	(6,597)	-4.17%	203	0.13%	501	0.32%	180	0.11%	(634)	-0.39%	(844)	-0.52%
Net interest income after provisions	($2,543)	-1.61%	$4,354	2.79%	$4,560	2.92%	$3,732	2.38%	$2,985	1.85%	$2,960	1.84%
Other operating income	$497	0.31%	$723	0.46%	$540	0.35%	$553	0.35%	$640	0.40%	$632	0.39%
Operating expense	(4,013)	-2.54%	(3,971)	-2.54%	(3,865)	-2.47%	(4,231)	-2.70%	(4,356)	-2.71%	(4,184)	-2.60%
Net operating income	($6,059)	-3.83%	$1,106	0.71%	$1,235	0.79%	$54	0.03%	($731)	-0.45%	($592)	-0.37%
Non-Operating Income(Loss)												
Gain(loss) on sale of loans	$82	0.05%	$100	0.06%	$51	0.03%	$56	0.04%	$16	0.01%	$273	0.17%
Gain(loss) on sale of securities	1,432	0.91%	(16)	-0.01%	(70)	-0.04%	11	0.01%	(66)	-0.04%	(63)	-0.04%
Loss on OTTI of equity securities	0	0.00%	0	0.00%	0	0.00%	(167)	-0.11%	(1,248)	-0.78%	(946)	-0.59%
Gain(loss) on foreclosed assets	(5)	0.00%	(1)	0.00%	(4)	0.00%	(6)	0.00%	(172)	-0.11%	(245)	-0.15%
Bank merger expenses	0	0.00%	0	0.00%	0	0.00%	(618)	-0.39%	(55)	-0.03%	0	0.00%
Net non-operating income(loss)	$1,509	0.95%	$83	0.05%	($23)	-0.01%	($724)	-0.46%	($1,525)	-0.95%	($981)	-0.61%
Net income before tax	($4,550)	-2.88%	$1,189	0.76%	$1,212	0.78%	($670)	-0.43%	($2,256)	-1.40%	($1,573)	-0.98%
Income tax provision	1,521	0.96%	(338)	-0.22%	(415)	-0.27%	(4)	0.00%	1,065	0.66%	419	0.26%
Net income (loss)	($3,029)	-1.92%	$851	0.54%	$797	0.51%	($674)	-0.43%	($1,191)	-0.74%	($1,154)	-0.72%
Adjusted Earnings												
Net income(loss)	($3,029)	-1.92%	$851	0.54%	$797	0.51%	($674)	-0.43%	($1,191)	-0.74%	($1,154)	-0.72%
Add(Deduct): Net gain/(loss) on sale	(1,509)	-0.95%	(83)	-0.05%	23	0.01%	724	0.46%	1,525	0.95%	981	0.61%
Tax effect (2)	589	0.37%	32	0.02%	(9)	-0.01%	(282)	-0.18%	(595)	-0.37%	(383)	-0.24%
Adjusted earnings	($3,949)	-2.50%	$800	0.51%	$811	0.52%	($232)	-0.15%	($261)	-0.16%	($556)	-0.34%
Expense Coverage Ratio (3)	1.01		1.05		1.05		0.84		0.83		0.90	
Efficiency Ratio (4)	88.2%		81.5%		84.0%		103.1%		102.4%		94.9%	

(1) Ratios are as a percent of average assets.
(2) Assumes a 39.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Harvard Illinois' prospectus, audited & unaudited financial statements and RP Financial calculations.

net interest rate spreads and yields and costs for the past two and one-half years are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a fairly stable contributor to the Company's earnings over the past five and one-half years, ranging from a low of 0.31% of average assets during 2004 to a high of 0.46% of average assets during 2005. For the twelve months ended June 30, 2009, non-interest operating income equaled 0.39% of average assets. Customer service fees, loan servicing fees, brokerage commission income and BOLI income constitute the largest sources of non-interest operating income for the Company.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.47% of average assets during 2006 to a high of 2.71% of average assets during 2008. For the twelve months ended June 30, 2009, operating expenses equaled 2.60% of average assets. Limited asset growth and higher operating expenses put upward pressure on the Company's operating expense ratios in 2007 and 2008, while, comparatively, lower operating expenses and asset growth supported a reduction in the operating expense ratio during the most recent twelve month period. Lower operating expenses during the most recent twelve month period reflect some synergies that have been realized from the merger with Morris Building. Upward pressure will be placed on the Company's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Company's net interest margin and operating expense ratio since 2004 reflect a slight decrease in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). Harvard Illinois' expense coverage ratio equaled 1.01 times during 2004, versus a ratio of 0.90 times during the twelve months ended June 30, 2009. The decrease in the expense coverage ratio primarily resulted from a decrease in the net interest income ratio and, to a lesser extent, an increase in the operating expense ratio.

Similarly, Harvard Illinois' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 88.2% during 2004 was more favorable than the 94.9% efficiency ratio recorded for the twelve months ended June 30, 2009.

Over the past five and one-half years, loan loss provisions established by the Company ranged from a low of 0.11% of average assets during 2007 to a high of 4.17% of average assets during 2004. For the twelve months ended June 30, 2009, loan loss provisions equaled 0.52% of average assets. As noted previously, the significant loan loss provisions established during 2004 were substantially related to fraud losses incurred on commercial loan participations purchased from and serviced by one unregulated loan company that committed the fraud and subsequently filed for bankruptcy. An increase in non-performing loans and the impact of the recession on local economy were factors that contributed to the higher loan loss provisions established during 2008 and for the most recent twelve month period. As of June 30, 2009, the Company maintained valuation allowances of $1.2 million, equal to 1.06% of net loans receivable and 68.42% of non-accruing loans and loans accruing loans past due 90 days or more. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past two and one-half years.

Non-operating income over the past five and one-half years includes gains on sale of loans, gains and losses on sale of investment securities, OTTI losses on equity securities, losses on foreclosed assets and merger expenses resulting from the merger with Morris Building. Overall, the net earnings impact of non-operating income ranged from a loss of $1.5 million or 0.95% of average assets in 2008 to income of $1.5 million or 0.95% of average assets in 2004. For the twelve months ended June 30, 2009, the Company recorded a non-operating loss of $981,000 or 0.61% of average assets. A $1.4 million gain on securities accounted for most of the Company's non-operating income in 2004, while OTTI losses on equity securities accounted for most of the Company's non-operating loss in 2008 and during the most recent twelve month period. The non-operating loss recorded during the most recent twelve month period consisted of a $63,000 loss on sale of investment securities, a $946,000 loss on OTTI of equity securities, a $245,000 loss on foreclosed assets, net of loan sale gains of $273,000. Loan sale gains reflect the sale of fixed rate loan originations for purposes of interest rate risk management and, therefore, represent an ongoing activity for the Company. Comparatively, the other components of the Company's non-operating income are viewed as non-recurring income items. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market.

The Company's effective tax rate ranged from a low of 0.60% during 2007 to a high of 47.21% during 2008. As set forth in the prospectus, the Company's marginal effective statutory tax rate is 39.0%.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that generally prevailed during 2006 and 2007, in which the yield curve was flat or inverted. Comparatively, the Company's net interest margin has benefited from recent interest rate trends, which has provided for a steeper yield curve as the result of a decline in short-term interest rates. As of June 30, 2009, Harvard Illinois' net portfolio value ("NPV") under a 200 basis point instantaneous and sustained rise in interest rates reflected an increase of 5.1%.

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through selling originations of fixed rate loans to the secondary market, maintaining certain investment securities as available for sale and maintaining a diversified loan portfolio which consists primarily of shorter term fixed rate loans or adjustable rate loans. As of December 31, 2008, of the Company's total loans due after December 31, 2009, ARM loans comprised 18.6% of those loans (see Exhibit

I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with terms generally out to five years, extending CD maturities through offering attractive rates on certain longer term CDs and through emphasizing growth of lower costing and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 42.7% of the Company's deposits at June 30, 2009.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Harvard Illinois' lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Company's loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate/multi-family loans followed by consumer loans. Other areas of lending diversification for the Company include construction, land, home equity and commercial business loans. Going forward, the Company's lending strategy is to continue to emphasize diversification of the loan portfolio, particularly with respect to growth of commercial real estate and commercial business loans. The origination of 1-4 family permanent mortgage loans is expected to remain an active area of lending for the Company, although growth of the 1-4 family loan portfolio will be limited as new loan production will be offset by loan sales of most fixed rate originations and repayments on the existing portfolio. Exhibit I-9 provides historical detail of Harvard Illinois' loan portfolio composition over the past two and one-half years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of June 30, 2009.

Harvard Illinois offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, as the Company's current philosophy has been to sell all originations of conforming fixed rate loans. Loans are sold on a servicing retained basis. ARM loans offered by the Company have initial repricing terms of one, three or five years and are indexed to the one year rate for U.S. Treasury notes. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of 10 to 30 years. The Company also offers a seven year balloon loan, which is amortized over a 30 year term. Residential loans are generated through the Company's in-house lending staff and are substantially secured by properties in the Company's primary lending area. As of June 30, 2009, the Company's outstanding balance of 1-4 family loans equaled $57.9 million or 50.6% of total loans outstanding.

The Company's 1-4 family lending activities include second mortgage loans and home equity lines of credit. Second mortgage loans are offered with fixed rate terms of five, ten or fifteen years. Home equity lines of credit are tied to the prime rate as reported in *The Wall Street Journal* and are offered for terms of up to ten years. The Company will originate second mortgage loans and lines of credit up to a maximum loan-to value ("LTV") ratio of 80.0%, inclusive of other liens on the property. As of June 30, 2009, the Company's outstanding balance of second mortgage loans and home equity lines of credit equaled $11.3 million or 9.9% of total loans outstanding.

Construction loans originated by the Company consist substantially of loans to finance the construction of 1-4 family residences. The Company's 1-4 family construction lending activities consist of loans that are extended to individuals for construction of their homes. Construction loans are interest only loans offered for terms of up to seven months and up to a LTV ratio of 80.0%. Commercial real estate construction loans are originated as construction/permanent loans. Commercial real estate construction loans require payment of interest only during the construction period, which is typically a six to twelve month term. Land loans consist substantially of properties that will be used for residential development. Land loans also include loans secured by farm land and land purchased for investment purposes. Land loans are offered for terms of up to 30 years with a five year balloon provision and are extended up to a LTV ratio of 65.0%. As of June 30, 2009, Harvard Illinois' outstanding balance of construction and land loans equaled $5.7 million or 4.9% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Company's regional market area. Harvard Illinois originates commercial real estate and multi-family loans up to a maximum LTV ratio of 75.0% and requires a minimum debt-coverage ratio of 1.25 times. Commercial real estate and multi-family loans are offered as fixed rate loans with five or seven year balloon provisions, with amortization terms of up to 25 years. Properties securing the commercial real estate and multi-family loan portfolio include strip shopping centers, manufacturing facilities, nursing home, churches and apartment buildings. The commercial real estate loan portfolio includes purchased loans participations, which are subject to the Company's underwriting criteria and are secured by local properties. As of June 30, 2009, the Company's outstanding balance of commercial real estate and multi-family loans totaled $18.9 million equal to 16.5% of total loans outstanding.

Harvard Illinois' diversification into non-mortgage loans consists primarily of consumer loans and, to a lesser extent, commercial business loans. Beyond second mortgage and home equity lines of credit, the Company's consumer lending activities have consisted substantially of purchased indirect automobile loans. As of June 30, 2009, the indirect automobile loan portfolio accounted for $14.4 million or 95.8% of the consumer loan portfolio. The purchase of indirect automobile loans is currently not an active lending area for the Company, as the Company is allowing that portfolio to pay down for purposes of credit risk management. Harvard Illinois' consumer lending activities other than indirect automobile loans have been very limited, with such loans consisting of loans secured by deposits and various types of installment loans. As of June 30, 2009, the Company's outstanding balance of consumer loans equaled $15.0 million or 13.1% of total loans outstanding.

The commercial business loan portfolio is generated through extending loans to companies operating in the local market area. Commercial business loans offered by the Company consist of fixed rate term loans and floating rate lines of credit indexed to the prime rate as reported in *The Wall Street Journal* and generally have terms of five years or less. The commercial business loan portfolio consists substantially of secured loans and, to a lesser extent, unsecured loans for purposes of providing working capital for general business purposes Expansion of commercial business lending activities is an area of lending emphasis for the Company, pursuant to which the Company is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. As of June 30, 2009, Harvard Illinois' outstanding balance of commercial business loans equaled $5.8 million or 5.1% of total loans outstanding.

Exhibit I-11 provides a summary of the Company's lending activities over the past two and one-half years. Total loans originated reflected an increase in 2008 compared 2007, as well as for the six months ended June 30, 2009 compared to the year ago period. Originations of 1-4 family loans accounted for most of the Company's lending volume over the past two and one-half years, with 1-4 family loan originations totaling $61.6 million or 62.1% of total loans originated. Originations of home equity lines of credit and second mortgages were the second most active lending area for the Company over the past two and one-half years ($14.7 million of originations or 14.8% of total loans originated), followed by commercial business loans ($9.0 million of originations or 9.1% of total loans originated) and commercial real estate loans ($8.1 million of originations or 8.1% of total loans originated). Loan originations were supplemented with loan purchases totaling $22.1 million during the two and one-half year period, consisting of $16.8 million of indirect automobile loans, $5.0 million of commercial real estate loans and $365,000 of commercial business loans. Originations of 1-4 family loans were somewhat offset by 1-4 family loans sold during the two and one-half period, as sales of 1-4 family loans totaled $33.4 million or 54.2% of 1-4 family loans originated. Overall, after factoring in loan repayments, net loan charge-offs and loan loss provisions, net loans receivable increased from $117.8 million at year end 2007 to $120.7 million at year end 2008 followed by a decrease to $113.3 million at June 30, 2009.

Asset Quality

The Company's historical 1-4 family lending emphasis, as well as relatively stable real estate market conditions in the Company's lending area, has generally supported the maintenance of relatively favorable credit quality measures. However, in recent periods, the Company has experienced some credit quality deterioration, which is viewed to be largely related to the recession and the rise in unemployment in the Company's lending area. Over the past two and one-half years, Harvard Illinois' balance of non-performing assets ranged from a low of $1.3 million or 0.81% of assets at year end 2007 to a high of $3.5 million or 2.19% of assets at year end 2008. As of June 30, 2009, non-performing assets totaled $2.0 million or 1.25% of assets. As shown in Exhibit I-12, the Company's non-performing assets at June 30, 2009 consisted of $1.8 million of non-accruing loans, $4,000 of accruing loans past due 90 days or more and $248,000 of repossessed assets. As of June 30, 2009, 1-4 family loans accounted for $1.5 million of the non-accruing loan balance and 1-4 family properties accounted for $182,00 of the repossessed assets balance. The Company also maintained $794,000 of troubled debt restructurings at June 30, 2009.

To track the Company's asset quality and the adequacy of valuation allowances, Harvard Illinois has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and quarterly by the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2009, the Company maintained valuation allowances of $1.2 million, equal to 1.06% of net loans receivable and 68.42% of non-accruing loans and accruing loans past due 90 days or more.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at June 30, 2009 deposits accounted for 86.1% of Harvard Illinois' interest-bearing funding composition. Exhibit I-13 sets forth the Company's deposit composition for the past two and one-half years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at June 30, 2009. CDs constitute the largest component of the Company's deposit composition, although the concentration of CDs comprising total deposits has declined slightly in recent years as deposit growth has been sustained by growth of transaction and savings account deposits. As of June 30, 2009, the CD portfolio totaled $71.4 million or 57.3% of total deposits, versus comparable measures of $72.1 million and 63.3% of total deposits at year end 2007. CDs with scheduled maturities of one year or less comprised 55.4% of the Company's CDs at June 30, 2009. As of June 30, 2009, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $20.9 million or 29.3% of total CDs. The Company held $2.8 million of brokered CDs at June 30, 2009.

The Company maintained $53.1 million of savings and transaction account deposits at June 30, 2009, which equaled 42.7% of total deposits. Comparatively, core deposits equaled $41.7 million or 36.7% of total deposits at year end 2007. Since year end 2007, money market accounts have been the primary source of core deposit growth and money market accounts comprise the largest concentration of the Company's core deposits. As of June 30, 2009, money market accounts totaled $22.4 million or 42.1% of core deposits.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. The Company maintained $20.1 million of FHLB advances at June 30, 2009 with a weighted average rate of 4.28%. FHLB advances held by the Company at June 30, 2009 consisted of a mix of short- and long-term borrowings, with maturities on long-term borrowings extending out to five years.

Subsidiaries and Affiliations

Other than the Bank, the Company does not maintain any subsidiaries. Harvard Illinois offers financial services through a third party affiliation with Financial Network Investment Corporation ("FNIC"). Through its affiliation with FNIC, the Bank employs a broker who is engaged in the sale of annuities, mutual funds, life insurance, equities and bonds to both the Bank's customers and the general public.

Legal Proceedings

Harvard Illinois is not currently party to any pending legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

II. MARKET AREA

Introduction

The Company is headquartered in the city of Harvard, Illinois. The headquarters office and a branch office are located in Harvard, McHenry County, Illinois, northwest of the Chicago, IL Metropolitan Statistical Area (the "Chicago MSA"). One additional branch is located in the town of Morris, Grundy County, Illinois, located approximately 75 miles to the south of Harvard. McHenry County is located northeast of Chicago, with the eastern portion of the county containing a majority of the population base as part of the Chicago MSA. The city of Harvard, containing a population of approximately 9,000, is located in the rural western portion of the county outside of the Chicago MSA. Exhibit II-1 provides information on the Company's office properties.

Future growth opportunities for the Company depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area, and the resultant impact on value.

National Economic Factors

The future success of the Company's operations is partially dependent upon national economic factors and trends. In assessing economic trends over past few quarters, indications of a deepening recession were evident at the start of 2009 as December 2008 data showing a sharp drop in retail sales, a drop in durable-goods orders and rising unemployment. Lower retail sales and durable-goods orders reflected a cutback in consumer spending, as consumer spending declined for a fifth consecutive month in December 2008. The unemployment rate for December 2008 jumped to 7.2%, reflecting a loss of 524,000 jobs. New home construction dropped in December 2008 to the slowest pace since monthly records began in 1959 and new home sales fell to a record low as well. The broader economy continued to struggle in January, with the loss of 598,000 jobs pushing the January unemployment rate to 7.6%. The reading for consumer confidence hit a new low in January, as more homeowners struggled to avoid foreclosure. While U.S. manufacturing activity contracted at a slower rate in January and January retail sales were up from December, there was no evidence of a near term economic turnaround. Despite another sharp decline in home prices, existing home sales fell in January. The revised fourth quarter GDP showed the economy shrinking at the fastest pace in 26 years, contracting at an annualized rate of 6.3% compared to an initial estimate of a 3.8% decline.

Grim economic news continued to prevail in early-March 2009, as manufacturing activity contracted for the 13th month in a row in February and U.S. car sales fell 41% in February. The unemployment rate jumped to 8.1% in February, which was the highest level of unemployment since 1983 as employers cut 651,000 jobs in February. The Federal Reserve's "beige book" survey found that the recession grew deeper and wider in January and February, reflecting cutbacks by consumers and companies. Comparatively, February economic data also showed some positive signs, as new home construction unexpectedly rose 22% in February and the 1.4% decline in February industrial production was the smallest drop in four months. Retail sales fell 0.1% in February, providing a potential sign that last year's sharp declines in spending were easing. Lower prices supported increases in new and existing home sales in February, while the March employment report continued to paint a dismal picture of the national economy. The national unemployment rate for March jumped to 8.5%, as employers eliminated 663,000 jobs. Retail sales fell 1.1% in March, while March existing home sales showed a 3% decline. At the same time there were some encouraging signs for the economy in March, as pending home sales and construction spending rose in March. Overall, the U.S. economy contracted at a 6.1% annual rate in the first quarter (subsequently revised to 5.7%), but inventories and consumer spending rebounded.

The pace of layoffs slowed in April when U.S. employers cut 539,000 jobs, the fewest in six months, but the unemployment rate climbed to 8.9%. Retail sales fell 0.4% in April from March and housing starts hit a low in April, falling 12.8% from March. However, single-family home construction rose 2.8%. Durable-goods orders rose 1.9%

in April, offering some evidence that the manufacturing slump was ending. Some other positive signs that the recovery was gaining strength included a 2.9% increase in existing home sales and consumer confidence shot higher in May to its highest level in eight months. May employment data showed job losses slowed for the fourth straight month, with employers cutting 345,000 jobs. However, the May unemployment rate jumped to 9.4%. Retail sales rose 0.5% in May on higher gas prices. Durable-goods orders rose and new home prices firmed in May, providing the latest evidence the U.S. economy's free fall was ending.

Signs that the U.S. economy was pulling out of the recession became more evident in at the start of the third quarter of 2009; however, overall economic conditions remained weak. The decline in manufacturing activity slowed in June, while the June employment data showed more job losses than expected and an increase in the unemployment rate to 9.5%. Service sector activity improved in June and retail sales rose in June, but excluding gasoline and auto, sales fell for the fourth straight month. The index of leading economic indicators was up in June and the housing market showed some signs of recovery, as sales of new and existing homes rose in June. Notably, home prices in major U.S. cities registered the first monthly gain in a nearly a year for the three month period ending in May compared with the three months ending in April. The July employment showed the fewest job losses in a year and the July unemployment rate dipped to 9.4%, its first decline in nine months. July retail sales were down slightly in July, raising concerns over the durability of the recovery. However, sales of existing homes jumped 7.2% in July, the fastest pace in nearly two years. July new home sales were up sharply as well, which supported a 4.9% in July durable-goods orders.

In terms of interest rate trends over recent quarters, interest rates remained at historically low levels during the first half of January 2009 based on concerns that deflation was creeping into the economy. Long-term Treasury yields edged higher in the second half of January and into early-February, with the yield on the 10-year Treasury note moving above 3.0% for the first time since late-November. News that the government was selling $67 billion of new Treasury securities and the pending stimulus package contributed to the decline in Treasury prices. Treasury prices moved higher in mid-February, as investors sought the safe haven of Treasury bonds amid falling stock prices and more economic worries. Interest rates stabilized in the second half of February, as U.S. consumer confidence fell in February to its lowest level in at least 41 years. U.S. consumer confidence did however, rise slightly in March, but remained weak overall due to worries about job losses, a moribund housing sector and ailing banks. After their March meeting, the Federal Reserve decided to leave interest rates unchanged at a record low of between zero and 0.25%. The Fed also announced that it would spend up to $300 billion to buy long-term government bonds and an additional $750 billion would be used to purchase mortgage-backed securities guaranteed by Fannie Mae and Freddie Mac. The Fed also said its intent with these measures was to boost mortgage lending and the struggling housing market by lowering interest rates on mortgages and other forms of consumer debt.

Treasury yields remained at historically low levels through most of April 2009, with the yield on the 10-year Treasury note dipping to 2.76% in mid-April as Treasury bonds rallied on more troublesome economic data. The yield on the 10-year Treasury note edged above 3.0% in late-April and trended higher into mid-May on some positive economic data. In late-May, Treasury yields and mortgage rates surged to their highest level since November 2008, reflecting investor worries that deficit spending to fund stimulus programs could lead to inflation. The yield on the 10-year Treasury note jumped to 3.70% in late-May, providing for a steeper yield curve as the gap between two-year and 10-year Treasury notes widened to 2.75%. Interest rates stabilized in late-May and into the first half of June. The late-June meeting of the Federal Reserve concluded with keeping its target rate near zero.

Interest rates eased lower at the start of the third quarter of 2009, as investors shunned risk ahead of second quarter earnings reports. Some economic data showing an improving economy and growing belief that the recession was nearing an end pushed long term Treasury yields up slightly heading into late July. The upward trend in interest rates continued into the first week of August, as interest rates edged higher following the better-than-expected employment report for July. Long-term Treasury yields eased lower going into the second half of August, as the Federal Reserve concluded its mid-August meeting leaving its key short-term rate near zero and indicated it would stay there for the foreseeable future. Weaker than expected retail sales for July and a decline in July wholesale prices further contributed to the pull back in interest rates. Long-term Treasury yields reversed course on the stronger than expected report for July existing home sales and then stabilized in late-August. As of August 28, 2009, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.44% and 3.46%, respectively, versus comparable year ago yields of 2.19% and 3.79%. Exhibit II-2 provides historical interest rate trends.

Market Area Demographics

Harvard Illinois' future growth opportunities and financial strength depend in part on the growth in the local market area served. The Company conducts operations from its two offices in Harvard, McHenry County, Illinois, and a single office in the town of Morris, Grundy County located 75 miles south of McHenry County. The branch office in Morris was acquired in 2008 pursuant to a mutual-to-mutual merger, whereby the Morris Building merged into the Bank. Currently, the Company considers McHenry and Grundy counties to be the primary market areas for lending and depository activities. The city of Harvard is a rural area with a population of approximately 9,000 individuals. The city of Morris contains approximately 12,000 residents, and is also located in a rural area.

Table 2.1 presents information regarding demographic trends for the Company's market area counties from 2000 to 2009 and projected through 2014. Data for the nation and the state of Illinois is included for comparative purposes. The data indicates that McHenry County has a total population of approximately 331,000. However, most of the population base resides in the eastern portion of the county, which extends into the Chicago MSA; the city of Harvard is located in the western, rural portion of the county, and thus the Company operates in a primarily rural area containing a number of small communities. McHenry County reported an average annual population growth of 2.7% from 2000 to 2009, a rate higher than the statewide and national rates of 0.6% and 1.1%, respectively, with this higher growth due to expansion of the eastern portion

Table 2.1
Harvard Illinois Bancorp, Inc.
Summary Demographic Data

	Year			Growth Rate	
	2000	2009	2014	2000-2009	2009-2014
Population (000)					
United States	281,422	309,732	324,063	1.1%	0.9%
Illinois	12,419	13,115	13,412	0.6%	0.4%
McHenry County	260	331	363	2.7%	1.9%
Grundy County	38	49	56	3.0%	2.7%
Households (000)					
United States	105,480	116,523	122,109	1.1%	0.9%
Illinois	4,592	4,844	4,951	0.6%	0.4%
McHenry County	89	113	125	2.6%	2.0%
Grundy County	14	19	22	3.0%	3.3%
Median Household Income ($)					
United States	$42,164	$54,719	$56,938	2.9%	0.8%
Illinois	46,635	60,823	63,631	3.0%	0.9%
McHenry County	64,272	83,224	88,187	2.9%	1.2%
Grundy County	52,007	66,608	70,184	2.8%	1.1%
Per Capita Income ($)					
United States	$21,587	$27,277	$28,494	2.6%	0.9%
Illinois	23,104	28,587	29,827	2.4%	0.9%
McHenry County	26,476	34,218	35,302	2.9%	0.6%
Grundy County	22,591	27,938	28,752	2.4%	0.6%

2009 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000 +
United States	20.9%	24.5%	35.3%	19.3%
Illinois	18.2%	22.2%	39.3%	20.3%
McHenry County	8.1%	14.8%	38.2%	39.0%
Grundy County	14.1%	20.4%	48.0%	17.5%

Source: SNL Financial.

of the county. The population base in the city of Harvard and the immediate surrounding area is relatively small, and, therefore, the Harvard market area is viewed as somewhat limited in terms of providing growth opportunities for the Company. Similar to the state and the nation, the population growth rate for McHenry County is projected to decrease over the next five years through 2014. Grundy County, the location of the Company's third office, is a rural county located outside of the Chicago MSA, containing a limited population base of less than 20,000. This county recorded the highest population growth rate of all comparative areas between 2000 and 2009, although the absolute increase in residents approximated only 9,000. As can be expected, household growth trends paralleled population growth trends, with McHenry and Grundy Counties showing household growth rates that exceeded the comparable U.S. and Illinois growth rates.

Examination of median household income and per capita income measures, reveal that the primary market area counties generally had higher income levels in comparison to the state and the nation. The higher income levels reflect the locations of McHenry and Grundy Counties in proximity to metropolitan areas including Chicago, Rockford and Milwaukee. However, given the rural characteristics of the Harvard market area and geographic location outside of the Chicago MSA, the income measures for the communities served by the Company's two offices in Harvard are believed to be below the income measures for all of McHenry County.

Local Economy

The local economy has been impacted by the recession, particularly with job losses experienced in the manufacturing sector which is a significant source of employment in McHenry County. The Company's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, manufacturing and government serving as the basis of the McHenry and Grundy County economies. Service jobs were by far the largest employment sector in the primary market area counties and the state of Illinois, with jobs in the wholesale/retail trade constituting the second largest employment sector in both counties and the state of Illinois. Manufacturing jobs, which tend to be higher paying jobs, provided the third largest source of jobs in McHenry County and accounted for a much larger percentage of McHenry County's employment base relative to Grundy County and the state of Illinois. Government jobs provided the third largest source of jobs in Grundy County, approximating the percentage of government jobs in McHenry County and the state of Illinois. Table 2.2 provides an overview of employment by sector, for the state of Illinois and the primary market area counties.

Table 2.2
Harvard Illinois Bancorp, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

	Location		
Employment Sector	Illinois	McHenry Co.	Grundy Co.
	(% of Total Employment)		
Services	38.4%	32.9%	27.2%
Wholesale/Retail Trade	14.5%	16.8%	14.6%
Manufacturing	9.2%	15.2%	7.5%
Government	11.8%	11.6%	12.0%
Construction	5.4%	9.4%	7.9%
Finance/Insurance/Real Esate	9.7%	6.7%	8.2%
Arts/Entertainment/Rec.	2.0%	1.8%	2.1%
Agriculture	1.2%	1.1%	2.5%
Transportation/Utility	4.4%	NA	12.6%
Other	3.4%	4.4%	5.3%
Total	100.0%	100.0%	100.0%

(1) As of 2006

Source: REIS DataSource.

The city of Harvard is located in northeast Illinois approximately seven miles south of the Illinois/Wisconsin border. Harvard is also located in close proximity to the Lake Geneva/Fontana recreational and resort area. McHenry County's largest employers include the Centegra Memorial Health System (3,450 employees), McHenry County Government (1,400 employees), Follett Library Resources Inc. (1,378 employees) and Catalent Pharma Solutions (830 employees). Major employers in Grundy County include Exelon (1,550 employees), Grundy Public Schools (1,500 employees), and Newburg/Perini (1,130 employees).

Unemployment Trends

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Illinois, are shown in Table 2.3. June 2009 unemployment rates for McHenry and Grundy were 10.9% and 13.7%, respectively, which were above the comparable U.S. and Illinois unemployment rates. Evidence of the recession impacting the regional economy is reflected in the significantly higher unemployment rates for June 2009 compared to a year ago, which is consistent with the state and national trends.

Table 2.3
Harvard Illinois Bancorp, Inc.
Unemployment Trends (1)

Region	June 2008 Unemployment	June 2009 Unemployment
United States	5.6%	9.5%
Illinois	6.6%	10.3%
McHenry County	6.2%	10.9%
Grundy County	7.7%	13.7%

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

Table 2.4 displays deposit market trends from June 30, 2005 through June 30, 2008 for the Company, as well as for the state of Illinois. Consistent with the state of Illinois, commercial banks maintained a larger market share of deposits than savings institutions in the Company's primary market area counties. For the three year period covered in Table 2.4, savings institutions experienced a decrease in deposit market share in both primary market area counties.

Harvard Illinois maintains the majority of its deposits in McHenry County, although the Company maintained a larger deposit market share in Grundy County reflecting less competition in a smaller market area. The Company's $93.9 million of deposits at the main office and one branch location in McHenry County represented a 1.5% market share of thrift and bank deposits at June 30, 2008. Comparatively, the

Table 2.4
Harvard Illinois Bancorp, Inc.
Deposit Summary

	As of June 30,						
	2005			2008			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2005-2008
	(Dollars In Thousands)						(%)
Deposit Summary							
State of Illinois	$303,552,000	100.0%	4,645	$344,623,595	100.0%	5,046	4.3%
Commercial Banks	269,007,000	88.6%	4,073	320,301,147	92.9%	4,642	6.0%
Savings Institutions	34,545,000	11.4%	572	24,322,448	7.1%	404	-11.0%
McHenry County	$5,452,094	100.0%	123	$6,144,922	100.0%	126	4.1%
Commercial Banks	4,876,589	89.4%	104	5,807,795	94.5%	116	6.0%
Savings Institutions	575,505	10.6%	19	337,127	5.5%	10	-16.3%
Harvard Illinois	82,385	1.5%	2	93,941	1.5%	2	4.5%
Grundy County	$774,477	100.0%	25	$945,056	100.0%	26	6.9%
Commercial Banks	705,744	91.1%	22	876,769	92.8%	23	7.5%
Savings Institutions	68,733	8.9%	3	68,287	7.2%	3	-0.2%
Harvard Illinois	26,436	3.4%	1	26,088	2.8%	1	-0.4%

Source: FDIC.

Grundy County branch had $26.1 million in deposits and a 2.8% market share of total bank and thrift deposits at June 30, 2008. The Company's deposit market share in McHenry County did not change during the three year period covered in Table 2.4, while a slight decline in deposits at the Grundy County branch during the three year period translated into a modest reduction in deposit market.

Competition

As implied by the Company's low market share of deposits, competition among financial institutions in the Company's market area is significant. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Harvard Illinois. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Harvard Illinois has sought to emphasize its community orientation in the markets served by its branches. There are a total of 34 banking institutions operating in McHenry County with Harvard Illinois holding the 21st largest market share of deposits, and 14 institutions operating in Grundy County with Harvard Illinois holding the 10th largest market share of deposits. Table 2.5 lists the Company's largest competitors in the two counties currently served by its branches, based on deposit market share as noted parenthetically.

Table 2.5
Harvard Illinois Bancorp, Inc.
Market Area Deposit Competitors

Location	Name
McHenry County	Harris, NA (14.86%)
	Home STB, NA (9.85%)
	American Community Bank (8.37%)
	Crystal Lake B&T (7.84%)
	Harvard Illinois (1.53%) Rank: 21 of 36

Table 2.5 (continued)
Harvard Illinois Financial Corporation
Market Area Deposit Competitors

Location	Name
Grundy County	First Midwest Bank (23.82%)
	Standard B&T Co (20.19%)
	Grundy Bank (13.18%)
	Harvard Illinois (2.76%) Rank: 10 of 14

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Harvard Illinois' operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Harvard Illinois is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Harvard Illinois, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 150 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Harvard Illinois will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Harvard Illinois. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- Screen #1 Midwest institutions with assets between $150 million and $550 million, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Seven companies met the criteria for Screen #1 and all seven were included in the Peer Group: Citizens Community Bancorp of Wisconsin, FFD Financial Corp. of Ohio, First Capital, Inc. of Indiana, LSB Financial Corp. of Indiana, Liberty Bancorp, Inc. of Missouri, River Valley Bancorp of Indiana and Wayne Savings Bancshares of Ohio. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.
- Screen #2 Mid-Atlantic institutions with assets between $150 million and $550 million, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Three companies met the criteria for Screen #2 and all three were included in the Peer Group: Elmira Savings Bank of New York, Rome Bancorp, Inc. of New York and WVS Financial Corp. of Pennsylvania. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Harvard Illinois, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Harvard Illinois' financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

Table 3.1
Peer Group of Publicly-Traded Thrifts
August 28, 2009

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CZWI	Citizens Commercial Bancorp Inc. of WI	NASDAQ	Eau Claire, WI	Thrift	$547		12	09-30	11/06	$5.11	$28
ESBK	Elmira Savings Bank, FSb of NY	NASDAQ	Elmira, NY	Thrift	$516		11	12-31	03/85	$16.56	$32
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	$449		12	12-31	01/99	$16.20	$45
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	$444	M	6	06-30	11/93	$15.20	$31
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	$404		11	03-31	01/03	$5.30	$16
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	$388		8	12-31	12/96	$12.25	$18
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	$384		6	09-30	07/06	$7.29	$26
LSBI	LSB Financial Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	$376		5	12-31	02/95	$12.35	$19
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	$337		5	12-31	03/05	$8.70	$60
FFDF	FFD Financial Corp. of Dover OH	NASDAQ	Dover, OH	Thrift	$188	M	4	06-30	04/96	$13.35	$13

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Harvard Illinois' characteristics is detailed below.

- Citizens Community Bancorp, Inc of Wisconsin. Selected due to relatively high equity-to-assets ratio, similar earnings contribution from non-interest operating income, comparable level of operating expenses as a percent of average assets, lending diversification emphasis on consumer loans and comparable ratio of non-performing assets as a percent of assets.
- Elmira Savings Bank of New York. Selected due to comparable concentration of mortgage-backed securities and 1-4 family loans as a percent of assets and comparable lending diversification emphasis on commercial real estate loans.
- FFD Financial Corp. of Ohio. Selected due to comparable asset size, similar size of branch network, comparable interest-bearing funding composition, comparable level of operating expenses as a percent of average assets and comparable concentration of 1-4 family loans as a percent of assets.
- First Capital, Inc. of Indiana. Selected due to relatively high equity-to-assets ratio, comparable interest-earning asset composition, comparable interest-bearing funding composition, comparable level of operating expenses as a percent of average assets and comparable concentration of 1-4 family loans as a percent of assets.
- LSB Financial Corp. of Indiana. Selected due to comparable interest-bearing funding composition, comparable level of operating expenses as a percent of average assets and comparable concentration of 1-4 family loans as a percent of assets.
- Liberty Bancorp, Inc. of Missouri. Selected due to relatively high equity-to-assets ratio and comparable interest-bearing funding composition.
- River Valley Bancorp of Indiana. Selected due to comparable interest-earning asset composition and comparable concentration of mortgage-backed securities and 1-4 family loans as a percent of assets.
- Rome Bancorp, Inc. of New York. Selected due to relatively high equity-to-assets ratio and comparable lending diversification emphasis on commercial real estate loans.
- WVS Financial Corp. of Pennsylvania. Selected due to relatively low net interest margin and comparable concentration of mortgage-backed securities and 1-4 family loans as a percent of assets.
- Wayne Savings Bancshares of Ohio. Selected due to comparable interest-bearing funding composition, comparable level of operating expenses as a percent of average assets, comparable concentration of 1-4 family loans as a percent of assets and comparable level of non-performing assets as a percent of assets.

In aggregate, the Peer Group companies maintained a slightly lower level of tangible equity than the industry average (9.40% of assets versus 10.40% for all public companies), generated higher earnings as a percent of average assets (0.49% core ROAA versus a net loss of 0.18% for all public companies), and earned a higher ROE (4.81% core ROE versus negative 1.15% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were slightly above and slightly below the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,869	$403
Market capitalization ($Mil)	$292	$29
Tangible equity/assets (%)	10.40%	9.40%
Core return on average assets (%)	(0.18)	0.49
Core return on average equity (%)	(1.15)	4.81
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	17.53x	16.58x
Price/tangible book (%)	80.45%	84.07%
Price/assets (%)	7.85	7.40

(1) Based on market prices as of August 28, 2009.

Ideally, the Peer Group companies would be comparable to Harvard Illinois in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Harvard Illinois, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Harvard Illinois and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of June 30, 2009, unless indicated otherwise for the Peer Group companies. Harvard Illinois' equity-to-assets ratio of 7.9% was below the Peer Group's

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2009

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Harvard Illinois Bancorp, Inc.																				
June 30, 2009	13.2%	9.8%	2.6%	70.8%	77.8%	12.5%	0.0%	7.9%	0.0%	7.9%	0.74%	9.00%	-2.55%	6.17%	-18.44%	-7.38%	-7.38%	6.99%	6.99%	11.69%
All Public Companies																				
Averages	4.6%	20.1%	1.4%	69.4%	69.4%	17.6%	0.5%	11.3%	0.9%	10.4%	8.51%	12.11%	6.34%	12.21%	-2.95%	1.66%	2.45%	9.97%	9.88%	15.66%
Medians	3.9%	18.9%	1.4%	70.9%	71.1%	15.8%	0.0%	10.1%	0.1%	9.1%	4.95%	8.26%	3.98%	7.84%	-4.34%	-0.87%	-0.95%	9.04%	8.90%	13.50%
State of IL																				
Averages	5.9%	18.5%	1.6%	68.3%	75.6%	10.6%	0.2%	12.4%	1.2%	11.2%	11.74%	29.71%	8.75%	16.63%	8.73%	-4.29%	-5.09%	10.51%	10.51%	15.74%
Medians	5.9%	18.3%	1.3%	65.5%	74.3%	9.4%	0.0%	12.4%	1.3%	11.3%	4.13%	25.85%	3.59%	8.91%	0.81%	-6.90%	-9.03%	9.94%	9.94%	16.29%
Comparable Group																				
Averages	5.2%	20.7%	1.3%	69.1%	68.6%	20.1%	0.2%	10.0%	0.6%	9.4%	6.89%	22.42%	5.08%	10.85%	0.27%	0.19%	1.30%	9.36%	9.36%	13.56%
Medians	5.0%	15.7%	1.6%	74.5%	71.3%	15.8%	0.0%	9.8%	0.3%	9.1%	5.71%	25.46%	2.69%	6.54%	-2.90%	-1.35%	-2.33%	8.46%	8.46%	12.65%
Comparable Group																				
CZWI Citizens Community Bancorp Inc. of WI	5.1%	12.3%	0.0%	77.7%	66.9%	22.1%	0.0%	10.2%	1.2%	9.0%	19.97%	12.18%	20.11%	35.89%	7.39%	-20.17%	-22.43%	7.90%	7.90%	8.50%
ESBK Elmira Savings Bank, FSB of NY	8.7%	24.8%	1.5%	60.6%	69.7%	17.0%	0.0%	10.2%	2.6%	7.6%	11.18%	48.37%	-1.15%	-1.00%	55.87%	31.30%	48.26%	7.82%	7.82%	14.34%
FFDF FFD Financial Corp. of Dover OH(1)	7.7%	5.0%	0.0%	85.1%	80.6%	9.2%	0.0%	9.5%	0.0%	9.5%	4.73%	40.69%	0.96%	8.59%	-16.61%	-2.02%	-2.02%	NA	NA	NA
FCAP First Capital, Inc. of IN	3.2%	19.3%	1.2%	71.4%	78.6%	10.4%	0.0%	10.4%	1.2%	9.1%	-0.64%	4.63%	-2.68%	4.49%	-28.12%	0.84%	1.13%	8.90%	8.90%	14.20%
LSBI LSB Financial Corp. of Lafayette IN	5.4%	4.3%	1.7%	85.5%	74.8%	15.3%	0.0%	9.1%	0.0%	9.1%	6.69%	38.74%	5.08%	17.28%	-24.60%	0.82%	0.82%	9.10%	9.10%	12.70%
LBCP Liberty Bancorp, Inc. of MO	3.2%	9.8%	2.3%	79.0%	72.8%	15.4%	0.0%	11.3%	0.5%	10.7%	12.10%	-22.97%	19.86%	23.81%	-17.42%	-0.68%	-5.52%	10.10%	10.10%	12.60%
RIVR River Valley Bancorp of IN	5.0%	19.0%	2.1%	70.9%	69.4%	21.7%	1.9%	6.2%	0.0%	6.2%	9.91%	38.80%	3.12%	21.64%	-10.90%	-5.57%	-5.58%	8.02%	8.02%	11.70%
ROME Rome Bancorp, Inc. of Rome NY	4.0%	3.7%	2.7%	85.9%	64.3%	16.3%	0.0%	17.7%	0.0%	17.7%	2.69%	65.83%	0.15%	3.34%	14.12%	-7.55%	-7.55%	15.33%	15.33%	22.00%
WVFC WVS Financial Corp. of PA(1)	6.6%	79.2%	0.0%	13.3%	33.0%	59.2%	0.0%	7.0%	0.0%	7.0%	1.18%	0.94%	2.56%	-3.22%	5.11%	-2.64%	-2.64%	NA	NA	NA
WAYN Wayne Savings Bancshares of OH	2.9%	29.7%	1.6%	62.3%	76.2%	14.2%	0.0%	8.7%	0.5%	8.1%	1.11%	-2.99%	2.82%	-2.36%	17.89%	7.60%	8.52%	7.70%	7.70%	12.40%

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

average net worth ratio of 10.0%. However, the Company's pro forma capital position will increase with the addition of stock proceeds, providing the Company with an equity-to-assets ratio that will be more comparable to the Peer Group's ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 7.9% and 9.4%, respectively. The increase in Harvard Illinois' pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both Harvard Savings' and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's regulatory ratios can be expected to be more comparable to the Peer Group's ratios.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Harvard Illinois and the Peer Group. The Company's loans-to-assets ratio of 70.8% was slightly above the comparable Peer Group ratio of 69.1%. Comparatively, the Company's cash and investments-to-assets ratio of 23.0% was slightly below the comparable ratio for the Peer Group of 25.9%. Overall, Harvard Illinois' interest-earning assets amounted to 93.8% of assets, which was slightly below the comparable Peer Group ratio of 95.0%. The Peer Group's non-interest earning assets included bank-owned life insurance ("BOLI") equal to 1.3% of assets and goodwill/intangibles equal to 0.2% of assets, while the Company maintained BOLI equal to 2.6% of assets and a zero balance of goodwill and intangibles.

Harvard Illinois' funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 77.8% of assets, which was above the Peer Group's ratio of 68.6%. Comparatively, the Company maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 12.5% and 20.3% for Harvard Illinois and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 90.3% and 88.9%, respectively, with the Peer Group's lower ratio supported by maintenance of a higher capital position. Presently, the Company's IEA/IBL ratio is lower than the Peer Group's ratio, based on IEA/IBL ratios of 103.9% and 106.9%, respectively. The additional capital realized from stock proceeds should provide Harvard Illinois with an IEA/IBL ratio that is comparable to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Harvard Illinois' growth rates are annualized rates for the 18 months ended June 30, 2009, while the Peer Group's growth rates are based on annual growth for the twelve months ended June 30, 2009 or the most recent twelve month period available. Harvard Illinois recorded asset growth of 0.7%, which was less than the Peer Group's asset growth rate of 6.9%. Asset growth for Harvard Illinois was sustained by a 9.0% increase in cash and investments, which was largely offset by a 2.6% reduction in loans. Asset growth for the Peer Group was sustained by loans and cash and investments, which increased by 5.1% and 22.4%, respectively.

Asset growth for Harvard Illinois was funded with a 6.2% increase in deposits, which funded an 18.4% reduction in borrowings as well. Similarly, the Peer Group's asset growth was largely funded by a 10.9% increase in deposits, while borrowings increase nominally for the Peer Group. The Company's capital decreased by 7.4% during the twelve month period, reflecting the net loss recorded during the period. Comparatively, the Peer Group's capital increased nominally during the twelve month period, suggesting that retention of earnings was largely offset by dividends, stock repurchases and the equity adjustment for net unrealized losses on available for sale investments. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Company's capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company's and the Peer Group's ratios are based on earnings for the twelve months ended June 30, 2009, unless otherwise indicated for the Peer Group companies. Harvard Illinois reported a net loss equal to 0.72% of average assets, versus net income equal to 0.45% of average assets for the Peer Group. The net loss recorded by the Company was mostly attributable to OTTI losses on equity securities, while non-operating losses had a less significant impact on the Peer Group's earnings. Higher levels of net interest income and non-interest operating income and lower loan loss provisions also represented earnings advantages for the Peer Group.

The Peer Group's stronger net interest margin was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. The Peer Group's higher interest income ratio was supported by maintaining a higher concentration of assets in interest-earning assets, as well as a higher overall yield earned on interest-earning assets (5.66% versus 5.48% for the Company). Likewise, the Peer Group's lower interest expense ratio was realized through maintaining a lower level of interest-bearing liabilities, as well as a lower cost of funds (2.61% versus 3.03% for the Company). The Company's deposit composition, which consists of a relatively high concentration of CDs, was a factor that contributed to its higher cost of funds. Overall, Harvard Illinois and the Peer Group reported net interest income to average assets ratios of 2.35% and 3.05%, respectively.

In another key area of core earnings strength, the Company maintained a similar level of operating expenses as the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.60% and 2.61%, respectively. Notwithstanding the Company's and the Peer Group's comparable operating expense ratios, Harvard Illinois maintained a comparatively lower number of employees relative to its asset size. Assets per full time equivalent employee equaled $5.3 million for the Company, versus a comparable measure of $4.0 million for the Peer Group. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2009

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Harvard Illinois Bancorp, Inc.																			
June 30, 2009	-0.72%	5.10%	2.74%	2.35%	0.52%	1.84%	0.00%	-0.15%	0.39%	0.24%	2.60%	0.00%	-0.46%	0.00%	5.48%	3.03%	2.45%	$5,336	26.64%
All Public Companies																			
Averages	-0.23%	5.20%	2.36%	2.84%	0.70%	2.14%	0.02%	-0.04%	0.73%	0.72%	2.62%	0.17%	-0.32%	0.02%	5.53%	2.71%	2.82%	$6,038	31.91%
Medians	0.09%	5.21%	2.37%	2.83%	0.35%	2.36%	0.00%	0.00%	0.58%	0.56%	2.65%	0.00%	-0.08%	0.00%	5.52%	2.71%	2.81%	$5,025	32.27%
State of IL																			
Averages	-0.82%	5.00%	2.12%	2.88%	0.42%	2.46%	0.03%	-0.13%	0.71%	0.60%	3.05%	0.46%	-0.50%	0.00%	5.40%	2.47%	2.92%	$4,465	29.23%
Medians	-1.13%	4.96%	2.22%	2.82%	0.40%	2.35%	0.00%	-0.04%	0.72%	0.65%	3.27%	0.06%	-0.33%	0.00%	5.44%	2.56%	2.87%	$3,652	29.23%
Comparable Group																			
Averages	0.45%	5.37%	2.32%	3.05%	0.35%	2.70%	0.01%	-0.04%	0.65%	0.62%	2.59%	0.02%	-0.09%	0.00%	5.66%	2.61%	3.05%	$4,031	30.56%
Medians	0.51%	5.32%	2.26%	3.15%	0.29%	2.83%	0.00%	0.00%	0.71%	0.71%	2.72%	0.01%	0.03%	0.00%	5.69%	2.52%	3.22%	$3,954	30.86%
Comparable Group																			
CZWI Citizens Community Bancorp Inc. of WI	-0.66%	6.05%	2.99%	3.05%	0.23%	2.82%	0.06%	0.00%	0.38%	0.44%	2.73%	0.07%	-1.51%	0.00%	6.32%	3.47%	2.85%	$3,550	41.60%
ESBK Elmira Savings Bank, FSB of NY	0.83%	5.29%	2.12%	3.17%	0.28%	2.89%	0.00%	0.00%	1.08%	1.08%	2.97%	0.06%	-0.07%	0.00%	5.66%	2.39%	3.27%	$4,605	43.76%
FFDF FFD Financial Corp. of Dover OH(1)	0.54%	5.91%	2.37%	3.54%	0.34%	3.20%	0.00%	0.00%	0.09%	0.09%	2.68%	0.00%	0.21%	0.00%	6.05%	2.66%	3.39%	NM	34.85%
FCAP First Capital, Inc. of IN	0.48%	5.35%	2.04%	3.31%	0.71%	2.60%	0.00%	0.00%	0.72%	0.72%	2.71%	0.02%	0.05%	0.00%	5.69%	2.29%	3.40%	$3,404	17.63%
LSBI LSB Financial Corp. of Lafayette IN	0.36%	5.55%	2.90%	2.65%	0.42%	2.23%	0.00%	-0.07%	0.90%	0.83%	2.75%	0.00%	0.24%	0.00%	5.85%	3.22%	2.63%	$4,267	27.12%
LBCP Liberty Bancorp, Inc. of MO	0.57%	5.32%	1.95%	3.37%	0.29%	3.08%	0.02%	-0.29%	1.08%	0.81%	3.09%	0.04%	0.07%	0.00%	5.80%	2.23%	3.57%	$4,990	26.35%
RIVR River Valley Bancorp of IN	0.40%	5.31%	2.69%	2.62%	0.84%	1.78%	0.00%	0.00%	0.84%	0.84%	2.37%	0.00%	0.20%	0.00%	5.60%	2.91%	2.69%	$4,456	NM
ROME Rome Bancorp, Inc. of Rome NY	0.83%	5.31%	1.38%	3.93%	0.15%	3.78%	0.00%	0.00%	0.70%	0.70%	3.12%	0.00%	-0.10%	0.00%	5.69%	1.73%	3.96%	$3,333	30.86%
WVFC WVS Financial Corp. of PA(1)	0.71%	4.34%	2.59%	1.75%	-0.01%	1.76%	0.00%	0.00%	0.14%	0.14%	0.85%	0.00%	0.00%	0.00%	4.39%	2.83%	1.56%	NM	32.43%
WAYN Wayne Savings Bancshares of OH	0.46%	5.27%	2.15%	3.12%	0.29%	2.83%	0.01%	-0.03%	0.53%	0.50%	2.65%	0.03%	-0.02%	0.00%	5.54%	2.37%	3.17%	$3,640	20.41%

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Harvard Illinois' capacity to leverage operating expenses will be similar or slightly greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's earnings were less favorable than the Peer Group's. Expense coverage ratios posted by Harvard Illinois and the Peer Group equaled 0.90x and 1.17x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.24% and 0.62% of Harvard Illinois' and the Peer Group's average assets, respectively. The Company's comparatively lower earnings contribution realized from non-interest operating income implies more limited diversification into areas that generate revenues from non-interest sources relative to the Peer Group's operations, as well as a relatively low concentration of deposits maintained in checking accounts that generate non-interest revenues in the form of fees and service charges. A larger loss on real estate operations was also a factor the contributed to the Company's lower level of non-interest operating income. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Harvard Illinois' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 100.4% percent was less favorable than the Peer Group's efficiency ratio of 70.6%.

Loan loss provisions had a larger impact on the Company's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.52% and 0.35% of average assets, respectively.

Net gains and losses realized from the sale of assets and other non-operating items including OTTI losses on equity securities equaled a net loss of 0.46% of average assets for the Company and a net loss equal to 0.09% of average assets for the Peer Group. As noted above, the net loss recorded by the Company was largely the result of OTTI losses on equity securities which was partially offset by gains on the sale of loans. The net loss recorded by the Company also includes a modest loss on the sale of investment securities. The OTTI losses and loss on sale of investment securities are viewed as non-recurring earnings and are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

As the result of the net loss recorded during the period, Harvard Illinois recorded a tax benefit equal to 26.64% of the pre-tax loss. Comparatively, the Peer Group posted an effective tax rate of 30.56%. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 39.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Company's loan portfolio composition reflected a slightly lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (40.1% of assets versus 43.0% for the Peer Group). The Company's lower ratio was attributable to maintaining a lower concentration of mortgage-backed securities, as the Company maintained a higher concentration of 1-4 family loans than the Peer Group. Loans serviced for others equaled 37.1% and 11.9% of the Company's and the Peer Group's assets, respectively, thereby indicating a greater influence of loan

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2009

	Portfolio Composition as a Percent of Assets								
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Harvard Illinois Bancorp, Inc.	3.95%	36.19%	3.53%	11.78%	3.65%	16.42%	67.72%	$59,460	$435
All Public Companies									
Averages	13.08%	35.38%	6.00%	21.62%	4.74%	2.44%	66.66%	$659,855	$6,178
Medians	11.52%	34.71%	4.31%	19.55%	3.46%	0.66%	66.71%	$40,390	$185
State of IL									
Averages	7.77%	28.05%	3.84%	26.16%	8.81%	1.29%	70.63%	$123,028	$811
Medians	5.49%	23.99%	3.04%	22.87%	9.49%	0.43%	70.66%	$104,840	$734
Comparable Group									
Averages	10.52%	32.44%	4.53%	19.87%	6.48%	6.36%	70.51%	$48,066	$343
Medians	6.37%	33.82%	3.22%	16.67%	7.29%	2.19%	72.54%	$24,235	$166
Comparable Group									
CZWI Citizens Community Bancorp Inc. of WI	13.11%	42.31%	0.00%	0.03%	0.00%	35.49%	94.37%	$0	$0
ESBK Elmira Savings Bank, FSB of NY	13.82%	30.27%	0.48%	13.15%	8.67%	8.64%	57.59%	$109,690	$849
FFDF FFD Financial Corp. of Dover OH(1)	0.16%	33.01%	2.75%	37.41%	9.99%	3.35%	73.78%	$91,950	$626
FCAP First Capital, Inc. of IN	6.67%	40.69%	4.60%	15.13%	5.92%	5.43%	64.98%	$320	$2
LSBI LSB Financial Corp. of Lafayette IN	0.93%	36.21%	6.46%	39.98%	3.28%	0.43%	78.04%	$130,040	$1,107
LBCP Liberty Bancorp, Inc. of MO	2.66%	18.06%	21.44%	33.84%	5.73%	0.57%	85.93%	$18,360	$0
RIVR River Valley Bancorp of IN	6.07%	30.20%	4.62%	23.11%	12.15%	1.04%	72.37%	$88,560	$510
ROME Rome Bancorp, Inc. of Rome NY	0.00%	53.74%	1.15%	14.72%	9.21%	7.68%	72.70%	$11,630	$75
WVFC WVS Financial Corp. of PA(1)	39.69%	5.27%	3.69%	3.15%	0.92%	0.23%	40.08%	$0	$0
WAYN Wayne Savings Bancshares of OH	22.06%	34.62%	0.15%	18.21%	8.93%	0.78%	65.23%	$30,110	$257

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

servicing income on the Company's earnings. Consistent with the Company's higher ratio of loans serviced for others as a percent of assets, loan servicing intangibles were a slightly larger factor on the Company's balance sheet (0.27% of assets versus 0.09% for the Peer Group).

Diversification into higher risk and higher yielding types of lending was fairly comparable for the Company and the Peer Group. Consumer loans represented the most significant area of lending diversification for the Company (16.4% of assets), followed by commercial real estate/multi-family loans (11.8% of assets) and commercial business loans (3.7% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (19.9% of assets), followed by commercial business loans (6.5% of assets) and consumer loans (6.4% of assets). Lending diversification for the Company and the Peer Group included comparable levels of construction/land loans (3.5% of assets versus 4.5% of assets for the Peer Group). The Company's and the Peer Group's similar concentrations of assets maintained in loans and comparable levels of diversification into higher risk types of loans translated into similar risk weighted assets-to-assets ratios for the Company and the Peer Group (67.72% versus 70.51% for the Peer Group).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Harvard Illinois' interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were below the comparable Peer Group ratios. Additionally, the Company's ratio of non-interest earning assets as a percent of assets was higher than the Peer Group's ratio. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with balance sheet interest rate risk characteristics that are comparable to the Peer Group's measures, particularly with respect to the increases that will be realized in the Company's equity-to-assets and IEA/IBL ratios.

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2009 or Most Recent Date Available

	Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008
				(change in net interest income is annualized in basis points)					
Harvard Illinois Bancorp, Inc.	7.9%	103.9%	6.2%	-1	18	-4	-43	51	14
All Public Companies	10.4%	107.8%	5.9%	0	-5	-3	9	8	4
State of IL	11.2%	107.5%	7.2%	-10	-18	18	9	2	2
Comparable Group									
Averages	9.4%	107.0%	5.0%	0	-10	1	4	8	0
Medians	9.1%	106.3%	5.2%	5	-6	-3	10	6	-2
Comparable Group									
CZWI Citizens Community Bancorp Inc. of WI	9.0%	106.8%	4.9%	23	6	-4	10	5	0
ESBK Elmira Savings Bank, FSB of NY	7.6%	108.4%	6.0%	-62	34	7	24	25	17
FFDF FFD Financial Corp. of Dover OH(1)	9.5%	108.9%	2.2%	NA	-37	-10	-4	3	-7
FCAP First Capital, Inc. of IN	9.1%	105.5%	6.1%	-6	-5	-17	16	21	13
LSBI LSB Financial Corp. of Lafayette IN	9.1%	105.7%	4.7%	15	-12	-7	-23	2	-6
LBCP Liberty Bancorp, Inc. of MO	10.7%	104.4%	8.0%	33	13	-2	-22	39	7
RIVR River Valley Bancorp of IN	6.2%	102.0%	5.2%	-14	-7	-6	10	7	9
ROME Rome Bancorp, Inc. of Rome NY	17.7%	116.0%	6.4%	-2	-9	3	1	-10	-10
WVFC WVS Financial Corp. of PA(1)	7.0%	107.4%	1.0%	NA	-77	42	9	-22	-21
WAYN Wayne Savings Bancshares of OH	8.1%	104.9%	5.2%	11	-1	5	22	8	-3

(1) Financial information is for the quarter ending March 31, 2009.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Harvard Illinois and the Peer Group. In general, the more significant fluctuations in the Company's ratios implied that the interest rate risk associated with the Company's net interest income was greater compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Harvard Illinois' assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was considered to be fairly similar to the Peer Group's. As shown in Table 3.6, the Company's non-performing assets/assets and non-performing loans/loans ratios equaled 1.25% and 1.54%, respectively, versus comparable measures of 1.36% and 1.42% for the Peer Group. The Company's and Peer Group's loss reserves as a percent of non-performing loans equaled 68.57% and 174.63%, respectively. Loss reserves maintained as percent of net loans receivable equaled 1.06% for the Company, versus 1.04% for the Peer Group. Net loan charge-offs were slightly greater for the Company, as net loan charge-offs for the Company equaled 0.26% of loans versus 0.16% of loans for the Peer Group.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2009 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Harvard Illinois Bancorp, Inc.	0.15%	1.25%	1.54%	1.06%	68.57%	59.94%	$291	0.26%
All Public Companies								
Averages	0.39%	2.56%	2.80%	1.33%	85.44%	66.31%	$1,390	0.58%
Medians	0.14%	1.57%	1.94%	1.15%	57.74%	46.18%	$291	0.16%
State of IL								
Averages	0.28%	2.14%	2.66%	1.08%	52.16%	44.92%	$459	0.82%
Medians	0.18%	2.19%	2.66%	1.18%	44.23%	40.95%	$226	0.13%
Comparable Group								
Averages	0.20%	1.36%	1.42%	1.04%	174.63%	75.26%	$144	0.16%
Medians	0.06%	1.01%	1.10%	1.04%	95.35%	55.98%	$147	0.12%
Comparable Group								
CZWI Citizens Community Bancorp Inc. of WI	0.00%	0.91%	NA	0.40%	NA	34.06%	$164	0.16%
ESBK Elmira Savings Bank, FSB of NY	0.01%	0.69%	1.10%	1.05%	95.35%	93.41%	$63	0.08%
FFDF FFD Financial Corp. of Dover OH(1)	0.06%	0.57%	0.58%	1.04%	178.50%	158.32%	$11	0.03%
FCAP First Capital, Inc. of IN	0.20%	2.53%	2.94%	1.34%	45.52%	38.17%	$430	0.53%
LSBI LSB Financial Corp. of Lafayette IN	0.39%	3.28%	2.98%	1.26%	42.17%	33.20%	$224	0.27%
LBCP Liberty Bancorp, Inc. of MO	0.99%	1.11%	0.14%	0.92%	643.12%	65.90%	$192	0.26%
RIVR River Valley Bancorp of IN	0.05%	NA	NA	1.67%	NA	NA	$130	-0.04%
ROME Rome Bancorp, Inc. of Rome NY	0.06%	0.47%	0.45%	0.72%	161.92%	132.98%	$13	0.02%
WVFC WVS Financial Corp. of PA(1)	0.00%	NA	NA	NA	NA	NA	$0	0.00%
WAYN Wayne Savings Bancshares of OH	0.23%	1.31%	1.72%	0.96%	55.83%	46.06%	$212	0.33%

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines, which have been adopted in practice by the FDIC and the Illinois Department of Financial and Professional Regulation, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Harvard Illinois' operations and financial condition; (2) monitor Harvard Illinois' operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Harvard Illinois' value, or Harvard Illinois' value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a slightly lower concentration of cash and investments and a slightly higher concentration of loans. Diversion into higher risk and higher yielding types of loans was also similar for the Company and the Peer Group. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a lower yield earned on interest-earning assets and a comparable risk weighted assets-to-assets ratio. While Harvard Illinois' funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios, the Peer Group's funding costs were lower than the Company's Overall, as a percent of assets, the Company maintained a slightly lower level of interest-earning assets and a slightly higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should more comparable to the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.
- Credit Quality. The Company's ratios for non-performing assets and non-performing loans were fairly similar to the Peer Group's ratios. Loss reserves as a percent loans and non-performing loans were higher for the Peer Group. Net loan charge-offs as a percent of loans were higher for the Company. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition.
- Balance Sheet Liquidity. The Company operated with a slightly lower level of cash and investment securities relative to the Peer Group (23.0% of assets

versus 25.9% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company's future borrowing capacity was considered to be slightly greater than the Peer Group's, given the lower level of borrowings currently funding the Company's assets. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

- Funding Liabilities. The Company's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. Overall, the Company's funding composition provided for a higher cost of funds than maintained by the Peer Group. The Company's higher cost of funds is reflective of the relatively high concentration of its deposits that are maintained in CDs, versus lower costing savings and transaction accounts. Total interest-bearing liabilities as a percent of assets were higher for the Company compared to the Peer Group's ratio, which was attributable to the Peer Group's higher capital position. Following the stock offering, the increase in the Company's capital position will reduce the level of interest-bearing liabilities funding the Company's assets to a ratio that is more comparable to the Peer Group's ratio. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.
- Capital. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Harvard Illinois' pro forma capital position can be expected to be comparable or slightly exceed the Peer Group's equity-to-assets ratio. The Company's pro forma capital position implies similar leverage capacity as the Peer Group, similar dependence on interest-bearing liabilities to fund assets and a similar capital to absorb unanticipated losses as the Peer Group. On balance, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Harvard Illinois' balance sheet strength was considered to be comparable to the Peer Group's and, thus, no adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported a net loss equal to 0.72% of average assets, versus net income equal to 0.45% of average assets for the Peer Group. The net loss recorded by the Company was mostly attributable to OTTI losses on equity securities, which are not considered to be part of the Company's core earnings. Comparatively, the Peer Group reported a relatively modest net loss on the sale of investments and other assets. The Peer Group also maintained earnings advantages with respect to net interest income, non-interest operating income and loan loss provisions. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. On balance, RP Financial concluded that the Company's reported earnings were a moderately negative factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. In these measures, the Company operated with a lower net interest margin, a similar operating expense ratio and a lower level of non-interest operating income. The Company's ratios for net interest income and operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group's ratio (equal to 0.90x versus 1.17X for the Peer Group). Similarly, the Company's efficiency ratio of 100.4% was less favorable than the Peer Group's efficiency ratio of 70.6%. Loan loss provisions had a slightly larger impact on the Company's earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company's pro forma core earnings will be less favorable than the Peer Group's. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.
- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a greater degree of volatility was associated with the Company's net interest margins. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will fairly comparable to the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through

the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Company's earnings (0.52% of average assets versus 0.35% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, the Company and the Peer Group maintained similar concentrations of assets in loans. Lending diversification into higher risk types of loans was similar for the Company and the Peer Group, which translated into similar risk weighed assets-to-assets ratios for the Company and the Peer Group. Credit quality measures for non-performing assets and loss reserves as a percent of loans and non-performing loans were for the most part not materially different for the Company and the Peer Group. Overall, RP Financial concluded that credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a less favorable interest rate spread than the Peer Group, which would tend to support a stronger net interest margin going forward for the Peer Group. Second, the infusion of stock proceeds will provide the Company with comparable growth potential through leverage as currently maintained by the Peer Group. Third, the Peer Group's higher ratio of non-interest operating income is viewed as an advantage to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. Currently, the Company' core ROE is less favorable than the Peer Group's core ROE. Accordingly, as the result of the Company's lower core earnings and the increase in capital that will be realized from the infusion of net stock proceeds into the Company's equity, the Company's pro forma return equity on a core earnings basis can be expected to initially remain lower than the Peer Group's ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Harvard Illinois' pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

The Peer Group's asset growth rate exceeded the Company's growth rate during the period covered in our comparative analysis, based on growth rates of 6.9% and 0.7%, respectively. Asset growth for the Peer Group was sustained by a combination of loans and cash and investments, while the Company's asset growth consisted of cash and investments which was largely offset by a decline in loans. On a pro forma basis, the Company's tangible equity-to-assets ratio will be comparable or slightly exceed the Peer Group's tangible equity-to-assets ratio, indicating comparable leverage capacity for the Company relative to the Peer Group's leverage capacity. On balance, we concluded that a slight downward adjustment was warranted for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Harvard, Illinois is located in McHenry County, which is a large fast growing county and as part of the county is in the Chicago MSA. However, Harvard is located outside of the Chicago MSA and is largely a rural area with slower growth characteristics than indicated for all of McHenry County. In Harvard, the Company primarily faces competition with other locally-based institutions and, to a lesser extent, institutions with a regional or national presence.

The Peer Group companies generally operate in a mix of suburban and rural markets, with the majority of the markets served by the Peer Group companies having comparable or smaller populations compared to McHenry County. The markets served by the Peer Group companies reflected slower population growth and lower per capita income compared to McHenry County, which is considered to be more comparable to the Company's market area in Harvard. The average and median deposit market shares maintained by the Peer Group companies were above the Company's market share of deposits in McHenry County. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, June 2009 unemployment rates for the markets served by the

Peer Group companies were generally comparable to unemployment rate for McHenry County. On balance, we concluded that no adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Harvard Illinois Financial and the Peer Group Companies(1)

	County	June 2009 Unemployment
Harvard Illinois Financial - IL	McHenry	10.9%
Peer Group Average		9.4%
Citizens Community Bancorp – WI	Eau Claire	7.5%
Elmira Savings Bank. – NY	Chemung	9.7
FFD Financial Corp. – OH	Tuscarawas	11.8
First Capital, Inc. – IN	Harrison	9.7
LSB Financial Corp. – IN	Tippecanoe	10.3
Liberty Bancorp, Inc. - MO	Clay	8.4
River Valley Bancorp – IN	Jefferson	10.9
Rome Bancorp, Inc. – NY	Oneida	7.7
WVS Financial Corp. – PA	Allegheny	7.0
Wayne Savings Bancshares - OH	Wayne	10.7

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.37% to 6.86%. The average dividend yield on the stocks of the Peer Group institutions equaled 4.25% as of August 28, 2009. As of August 28, 2009, approximately 70% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.30%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Based on the Company's pro forma capital position, which will be comparable to the Peer Group's capital position, and less favorable core earnings, the Company's capacity to pay dividends is viewed to be less than Peer Group companies on average. On balance, we concluded that a slight downward adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $13.5 million to $59.9 million as of August 28, 2009, with average and median market values of $28.9 million and $27.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.0 million to 6.9 million, with average and median shares outstanding of 3.0 million and 2.4 million, respectively. The Company's stock offering is expected to have a pro forma market value and shares outstanding that will be below or at the lower end of the range of market values and shares outstanding indicated for the Peer Group companies. It is anticipated that the Company's stock will be listed for trading on the OTC Bulletin Board following the stock offering, which generally suggests lower liquidity compared to a stock listed on NASDAQ or an exchange. Overall, we anticipate that the Company's public stock will have a less liquid trading market as the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Harvard Illinois: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Illinois. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started 2009 on an upswing for the first two trading days in 2009 which was followed by a one day decline of 245 points in the Dow Jones Industrial Average ("DJIA"). Profit warnings and more evidence of rising unemployment were factors that contributed to the sell-off. Growing concern that the bear market wasn't over and the start of an expected dismal fourth quarter earnings season accelerated the slide in the broader stock market going into mid-January. The downturn in stocks continued into the second half of January, led by a sell-off in bank stocks amid multi-billion dollar fourth quarter losses posted by some large banks both in the U.S. and Europe. Following a brief rebound in late-January, more weak economic data pushed stocks lower at the close of January providing for the worst January performance in the DJIA on record.

Stocks traded unevenly in early-February 2009 and then plunged to new bear market lows in mid-February, based on growing fears of a meltdown in the broader global economy. The negative sentiment in stocks generally continued to prevail through the balance of February and into the start of March, as investors around the globe bet on a prolonged recession and a sustained earnings downturn with the DJIA tumbling below 7000 in early-March for the first time in twelve years. With growing concerns of Citigroup becoming nationalized, the DJIA was down by 25% for the year through the first week of March. Stocks rebounded heading in mid-March on rekindled hopes that banks would weather the financial crisis and positive economic data showing a pick up in new home construction in February. The broader stock market advance strengthened in late-March, as stocks soared after the White House unveiled its plan to clean up banks' balance sheets. Strong demand in an auction of seven year Treasury notes helped to push the DJIA into bull market territory in late-March, which was followed by a pullback as the U.S. Government threatened bankruptcy for GM and Chrysler. Overall, the first quarter was the sixth straight losing quarter for the DJIA, although the DJIA was up 7.7% in March.

A positive report on manufacturing activity in March and an easing of mark-to-market accounting rules on troubled assets fueled gains in the broader stock market at the start of the second quarter of 2009. For most of April, there were no sustained trends in the broader stock market as investors evaluated signs of an economic recovery and a mix of positive and negative first quarter earnings reports. Overall, strong earnings from some bellwether companies supported a 7.4% increase in the DJIA for the month of April. Stocks generally trended higher in early-May on some positive economic signs, which included April employment data that showed the pace of layoffs slowed. Mixed economic data and profit taking provided day-to-day fluctuations in the broader stock market through the balance of May, with the DJIA posting a 2.9 % gain for the month. The broader stock market traded in a relatively narrow range during the first half June, which was followed by a pullback in mid-June as hopes for a quick economic recovery faded. The global economy continued to weigh down stocks heading into late-June, with the DJIA moving back into negative territory for 2009. More attractive valuations and gains in the energy sector helped to end the broader market downturn in late-June.

The downward trend in the broader market resumed in-early July 2009, with the DJIA falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, the DJIA moving to new highs for the year. On August 28, 2009, the DJIA closed at 9544.20, a decrease of 17.3% from one year ago and an increase of 8.7% year-to-date, and the NASDAQ closed at 2028.77, a decrease of 14.3% from one year ago and an increase of 28.6% year-to-date. The Standard & Poor's 500 Index closed at 1028.93 on August 28, 2009, a decrease of 19.8% from one year ago and an increase of 13.9% year-to-date.

The market for thrift stocks has been mixed as well in recent quarters, but in general has underperformed the broader stock market. Financial stocks continued to weigh heavily on the performance of the broader stock market during the first quarter of 2009, with the deepening recession extending the financial crisis into 2009. A gloomy economic outlook by the Federal Reserve and indications that the December employment report would show mounting job losses pressured financial stocks lower at the start of 2009. Bank of America and Citigroup led a downturn in financial stocks going into mid-January, as both companies reported significant fourth quarter losses.

Mounting concerns over the health of the banking system pushed bank and thrift stocks sharply lower going in the second half of January, with some of the nation's largest banks trading down 30% to 50% in one day amid worse than expected credit quality deterioration reflected in fourth quarter earnings reports. Oversold thrift stocks bounced higher in late-January and then followed the broader stock market lower to close out January. After trading in a narrow range in early-February, financial stocks led the market lower into mid-February. More bad economic data and the lack of detail in the Treasury's rescue plan for financial institutions contributed to the sell-off in financial stocks. Counter to the broader market, thrift stocks rebounded slightly at the end of February, which was followed by a sell-off in financial stocks in early-March on growing fears of Citigroup becoming nationalized and the implications of further credit quality deterioration amid the prolonged recession. Bank and thrift stocks led a rally in the broader market in mid-March, as investors reacted favorably to a Federal Reserve initiative to provide greater support to the mortgage lending and housing markets through the purchase of $750 billion of agency mortgage-backed securities. The rebound in financial stocks accelerated in late-March, with the release of further details of the U.S. Treasury's plan to partner with private investors to purchase troubled assets serving as the catalyst to an explosive one day rally. Following a brief pullback, bank and thrift stocks closed out the first quarter with gains on encouraging signs that bank and thrift stocks may have bottomed out.

Thrift stocks underperformed the broader stock market during the second quarter of 2009, with credit quality concerns continuing to weigh on the sector in the face of declining home prices and rising commercial vacancy rates. Following a neutral start to the second quarter, thrift stocks move higher along with financial stocks in general on Wells Fargo's mid-April announcement that it would book record first quarter earnings. Thrift stocks retreated heading into late-April, as investors reacted negatively to first quarter earnings reports showing credit losses growing at Bank of America and Citigroup. Comments from the Treasury Secretary indicating that the large majority of banks have more capital than they need and a rally in the broader market provided a slight boost to the thrift sector in late-April, which was followed by the thrift sector settling into a narrow trading range during the first half of May. Thrift stocks dipped along with the broader market heading into second half of May, amid concerns about prolonged economic weakness and Standard & Poor's warning that it may downgrade its rating of the United Kingdom. A healthy gain in the May Consumer Confidence Index and a well received auction of seven-year Treasury notes helped thrift stocks to close out May in a positive trend, which continued into the first part of June. Following a couple weeks of stability in the thrift sector, thrift stocks pulled back along with the broader market on economic and currency concerns. Another successful Treasury auction helped thrift stocks to rebound modestly in late-June.

Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement may subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market. On August 28, 2009, the SNL Index for all publicly-traded thrifts closed at 559.0, a decrease of 35.7% from one year ago and a decrease of 14.5% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only three conversion offerings have been completed since the beginning of 2009. Two small standard conversion offerings were completed in the first quarter of 2009 and Territorial Bancorp's standard conversion offering was completed on July 14, 2009. As shown in Table 4.2, Territorial Bancorp's offering was well received, as the offering was closed at the top of the super range with gross proceeds totaling $122.3 million resulting in a pro forma price/tangible book ratio of 59.4% at closing. Territorial Bancorp's trading price closed 47.5% above its IPO price after its first week of trading. As of August 28, 2009, Territorial Bancorp closed 60.0% above its IPO price. The success of Territorial Bancorp's offering, in what is still considered to be a fairly weak market for thrift IPOs, is believed to be related to the specific attributes of Territorial Bancorp's offering as opposed to a broader market trend. Territorial Bancorp is the largest thrift based in Hawaii and, counter to industry trends in general, has maintained strong earnings and very favorable measures for credit quality during a period when most institutions have reported depressed earnings and increases in loan delinquencies.

Shown in Table 4.3 are the current pricing ratios for Territorial Bancorp. Based on Territorial Bancorp's closing stock price as of August 28, 2009, Territorial Bancorp was trading at a P/TB ratio of 95.01%.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. – Benefit Plans			Insider Purchases
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
Territorial Bancorp, Inc., HI	7/14/09	TBNK-NASDAQ	$ 1,224	8.33%	0.10%	193%	$ 122.3	100%	132%	2.7%	N.A.	N.A.	8.0%	4.0%	10.0%	3.1%
Averages - Standard Conversions:			$ 1,224	8.33%	0.10%	193%	$ 122.3	100%	132%	2.7%	N.A.	N.A.	8.0%	4.0%	10.0%	3.1%
Medians - Standard Conversions:			$ 1,224	8.33%	0.10%	193%	$ 122.3	100%	132%	2.7%	N.A.	N.A.	8.0%	4.0%	10.0%	3.1%
Second Step Conversions																
Averages - Second Step Conversions:																
Medians - Second Step Conversions:																
Mutual Holding Company Conversions																
Averages - Mutual Holding Company Conversions:																
Medians - Mutual Holding Company Conversions:																
Averages - All Conversions:			$ 1,224	8.33%	0.10%	193%	$ 122.3	100%	132%	2.7%	NA	NA	8.0%	4.0%	10.0%	3.1%
Medians - All Conversions:			$ 1,224	8.33%	0.10%	193%	$ 122.3	100%	132%	2.7%	NA	NA	8.0%	4.0%	10.0%	3.1%

Institution	Initial Dividend Yield (%)	Pro Forma Data: Pricing Ratios(3) P/TB (%)	Core P/E (x)	P/A (%)	Pro Forma Data: Financial Charac. Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends – Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 8/28/09 ($)	% Change (%)
Standard Conversions																
Territorial Bancorp, Inc., HI	0.00%	59.4%	12.8x	9.2%	0.7%	15.5%	4.7%	$10.00	$14.99	49.9%	$14.75	47.5%	$14.87	48.7%	$16.00	60.0%
Averages - Standard Conversions:	0.00%	59.4%	12.8x	9.2%	0.7%	15.5%	4.7%	$10.00	$14.99	49.9%	$14.75	47.5%	$14.87	48.7%	$16.00	60.0%
Medians - Standard Conversions:	0.00%	59.4%	12.8x	9.2%	0.7%	15.5%	4.7%	$10.00	$14.99	49.9%	$14.75	47.5%	$14.87	48.7%	$16.00	60.0%
Second Step Conversions																
Averages - Second Step Conversions:																
Medians - Second Step Conversions:																
Mutual Holding Company Conversions																
Averages - Mutual Holding Company Conversions:																
Medians - Mutual Holding Company Conversions:																
Averages - All Conversions:	0.00%	59.4%	12.8x	9.2%	0.7%	15.5%	4.7%	$10.00	$14.99	49.9%	$14.75	47.5%	$14.87	48.7%	$16.00	60.0%
Medians - All Conversions:	0.00%	59.4%	12.8x	9.2%	0.7%	15.5%	4.7%	$10.00	$14.99	49.9%	$14.75	47.5%	$14.87	48.7%	$16.00	60.0%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

August 28, 2009

Table 4.3
Market Pricing Comparatives
Prices As of August 28, 2009

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	Reported: ROA (%)	Reported: ROE (%)	Core: ROA (%)	Core: ROE (%)
All Public Companies	$9.81	$244.92	($0.26)	$12.14	18.60x	84.96%	10.10%	94.86%	18.44x	$0.26	2.27%	37.47%	$2,548	11.23%	10.42%	2.56%	-0.24%	-0.83%	-0.06%	-0.29%
Converted Last 3 Months (no MHC)	$16.00	$195.73	$0.78	$16.84	24.62x	95.01%	14.74%	95.01%	20.51x	$0.00	0.00%	0.00%	$1,328	15.50%	15.50%	0.07%	0.60%	3.86%	0.72%	4.70%
Converted Last 3 Months (no MHC)																				
TBNK Territorial Bancorp, Inc. of HI	$16.00	$195.73	$0.78	$16.84	24.62x	95.01%	14.74%	95.01%	20.51x	$0.00	0.00%	0.00%	$1,328	15.50%	15.50%	0.07%	0.60%	3.86%	0.72%	4.70%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Harvard Illinois' stock price of recently completed and pending acquisitions of other thrift institutions operating in Illinois. As shown in Exhibit IV-4, there were nine Illinois thrift acquisitions completed from the beginning of 2006 through August 28, 2009, and there is currently one acquisition pending of an Illinois savings institution. The recent acquisition activity involving Illinois savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Harvard Illinois' stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Harvard Illinois' stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Harvard Illinois' management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of Harvard Illinois' Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. Harvard Illinois currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted institution, Harvard Illinois will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects Harvard Savings' pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. However, given that the Company's reported and core earnings reflected net losses for the twelve months ended June 30, 2009, the Company's pro forma P/E multiples were not meaningful for purposes of comparison to the Peer Group's P/E multiples.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. In deriving Harvard Illinois' valuation, RP Financial considered the P/B approach to be a highly valuable indicator of pro forma value, since the P/E approach did not render meaningful P/E multiples for the Company. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of August 28, 2009, the pro forma market value of Harvard Illinois' conversion stock was $9,500,000 at the midpoint, equal to 950,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled a net loss of $1.154 million for the twelve months ended June 30, 2009. In deriving Harvard Illinois' core earnings, the adjustments made to reported earnings were to eliminate losses on sale of investment securities equal to $63,000, losses on OTTI of equity securities equal to $946,000, losses on foreclosed assets equal to $245,000 and gains on the sale of loans equal to $273,000. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.0% for the earnings adjustments, the Company's core earnings were determined to equal a net loss of $556,000 for the twelve months ended June 30, 2009. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	($1,154)
Add back: Loss on sale of securities(1)	38
Add back: Loss on OTTI of equity securities(1)	577
Add back: Loss on foreclosed assets(1)	150
Deduct: Gain on sale of loans(1)	(167)
Core earnings estimate	$(556)

(1) Tax effected at 39.0%.

Based on the Company's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core earnings were negative throughout the valuation range. Accordingly, the Company's pro forma P/E multiples were considered to be not meaningful ("NM") throughout the valuation range. Comparatively, as shown in Table 4.4, the Peer Group's average reported and core P/E multiples were 13.97 times and 16.58 times, respectively, and the Peer Group's median reported and core earnings multiples were 12.79 times and 17.92 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $9.5 million midpoint valuation, the Company's pro forma P/B and P/TB ratios both equaled 47.10%. In comparison to the average P/B and P/TB ratios for the Peer Group of 75.59% and 84.07%, the Company's ratios reflected a discount of 37.7% on a P/B basis and a discount of 44.0% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 76.03% and 76.08%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value both reflected discounts of 38.1%. At the top of the super range, the Company's P/B and P/TB ratios both equaled 54.95%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 27.3% and 34.6%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 27.7% and 27.8%, respectively. RP Financial considered the discounts

Table 4.4
Public Market Pricing
Harvard Illinois Bancorp, Inc. and the Comparables
As of August 28, 2009

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																	Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Harvard Illinois Bancorp, Inc.																				
Superrange	$10.00	$12.56	($0.53)	$18.20	NM	54.95%	7.37%	54.95%	NM	$0.00	0.00%	0.00%	$170	13.42%	13.42%	1.17%	-0.74%	-5.54%	-0.39%	-2.92%
Maximum	$10.00	$10.93	($0.60)	$19.61	NM	50.99%	6.47%	50.99%	NM	$0.00	0.00%	0.00%	$169	12.68%	12.68%	1.18%	-0.74%	-5.85%	-0.39%	-3.05%
Midpoint	$10.00	$9.50	($0.68)	$21.23	NM	47.10%	5.66%	47.10%	NM	$0.00	0.00%	0.00%	$168	12.03%	12.03%	1.19%	-0.74%	-6.15%	-0.38%	-3.19%
Minimum	$10.00	$8.08	($0.78)	$23.43	NM	42.68%	4.85%	42.68%	NM	$0.00	0.00%	0.00%	$166	11.37%	11.37%	1.20%	-0.74%	-6.49%	-0.38%	-3.33%
All Non-MHC Public Companies (7)																				
Averages	$9.83	$292.43	($0.43)	$13.75	17.00x	70.50%	7.85%	80.45%	17.53x	$0.26	2.30%	39.58%	$2,869	10.79%	9.93%	2.81%	-0.37%	-1.23%	-0.18%	-1.15%
Medians	$8.83	$46.64	$0.28	$13.15	14.51x	72.52%	5.97%	76.51%	16.26x	$0.20	2.17%	0.00%	$898	8.88%	8.13%	1.78%	-0.04%	0.11%	0.22%	1.99%
All Non-MHC State of IL (7)																				
Averages	$8.31	$95.69	($0.86)	$14.62	NM	64.38%	9.31%	72.70%	NM	$0.17	1.96%	0.00%	$800	13.86%	12.73%	2.53%	-1.22%	-8.37%	-0.71%	-5.11%
Medians	$7.75	$63.16	($0.78)	$12.34	NM	78.84%	10.46%	91.04%	NM	$0.24	2.78%	-30.77%	$604	13.27%	11.52%	2.57%	-1.16%	-7.11%	-0.93%	-7.30%
Comparable Group Averages																				
Averages	$11.23	$28.94	$0.76	$14.78	13.97x	75.59%	7.40%	84.07%	16.58x	$0.50	4.25%	45.90%	$403	10.02%	9.46%	1.36%	0.43%	4.53%	0.49%	4.81%
Medians	$12.30	$27.20	$0.65	$15.51	12.79x	76.03%	6.51%	76.08%	17.92x	$0.57	4.13%	48.32%	$396	9.82%	9.11%	1.01%	0.51%	5.08%	0.46%	4.32%
Comparable Group																				
CZWI Citizens Community Bancorp Inc. of WI	$5.11	$27.99	$0.30	$10.19	NM	50.15%	5.12%	57.09%	17.03x	$0.20	3.91%	NM	$547	10.21%	9.08%	0.91%	-0.66%	-5.11%	0.33%	2.55%
ESBK Elmira Savings Bank, FSB of NY	$16.56	$31.76	$1.60	$17.80	11.11	93.03%	6.16%	151.51%	10.35x	$0.80	4.83%	53.69%	$516	10.18%	7.82%	0.69%	0.60%	6.03%	0.64%	6.48%
FFDF FFD Financial Corp. of Dover OH	$13.35	$13.48	$0.71	$17.65	13.76	75.64%	7.16%	75.64%	18.80x	$0.68	5.09%	70.10%	$188	9.46%	9.46%	0.57%	0.54%	5.42%	0.39%	3.97%
FCAP First Capital, Inc. of IN	$16.20	$44.89	$0.73	$16.82	20.51	96.31%	9.99%	109.46%	22.19x	$0.72	4.44%	NM	$449	10.39%	9.27%	2.53%	0.48%	4.67%	0.45%	4.31%
LSBI LSB Financial Corp. of Lafayette IN	$12.35	$19.19	$0.47	$22.09	14.53	55.91%	5.11%	55.91%	26.28x	$0.50	4.05%	58.82%	$376	9.14%	9.14%	3.28%	0.36%	3.87%	0.20%	2.14%
LBCP Liberty Bancorp, Inc. of MO	$7.29	$26.40	$0.52	$11.94	12.79	61.06%	6.87%	64.17%	14.02x	$0.10	1.37%	17.54%	$384	11.25%	10.77%	1.11%	0.57%	4.73%	0.52%	4.32%
RIVR River Valley Bancorp of IN	$12.25	$18.42	$0.65	$16.03	12.5	76.42%	4.75%	76.51%	18.85x	$0.84	6.86%	NM	$388	6.22%	6.21%	NA	0.40%	5.91%	0.26%	3.92%
ROME Rome Bancorp, Inc. of Rome NY	$8.70	$59.85	$0.44	$8.66	21.75	100.46%	17.78%	100.46%	19.77x	$0.34	3.91%	NM	$337	17.70%	17.70%	0.47%	0.82%	4.49%	0.91%	4.94%
WVFC WVS Financial Corp. of PA	$15.20	$31.48	$1.49	$14.99	10.2	101.40%	7.09%	101.40%	10.20x	$0.64	4.21%	42.95%	$444	6.99%	6.99%	NA	0.71%	9.74%	0.71%	9.74%
WAYN Wayne Savings Bancshares of OH	$5.30	$15.92	$0.64	$11.64	8.55	45.53%	3.94%	48.53%	8.28x	$0.20	3.77%	32.26%	$404	8.65%	8.16%	1.31%	0.46%	5.53%	0.48%	5.70%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value. The discounts reflected under the P/B approach were also supported by the pro forma net loss shown under the P/E approach.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $9.5 million midpoint of the valuation range, the Company's value equaled 5.66% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 7.40%, which implies a discount of 23.5% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 6.51%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 13.1%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Territorial Bancorp was the most recent standard conversion offering completed. In comparison to Territorial Bancorp's pro closing forma P/TB ratio of 59.4%, the Company's P/TB ratio of 47.1% at the midpoint value reflects an implied discount of 20.7%. At the top of the super range, the Company's P/TB ratio of 55.0% reflects an implied discount of 7.5% relative to Territorial Bancorp's closing P/TB ratio. Territorial Bancorp's current P/TB ratio, based on closing stock prices as of August 28, 2009, equaled 95.0%. In comparison to Territorial Bancorp's current P/TB ratio, the Company's P/TB ratio at the midpoint value reflects an implied discount of 50.4% and at the top of the super range the Company's P/TB ratio reflects an implied discount of 42.1%. As noted above in our discussion of the new issue market for thrift offerings, there were some very favorable attributes associated with Territorial Bancorp's offering that were specific to Territorial Bancorp and not necessarily indicative of a broader market trend for other converting thrift issues such as Harvard Illinois in what continues to be a relatively weak market for financial stocks in general.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 28, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $9,500,000 at the midpoint, equal to 950,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $8,075,000 and a maximum value of $10,925,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 807,500 at the minimum and 1,092,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $12,563,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,256,375. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Harvard Illinois Bancorp, Inc.
Map of Office Locations

Exhibit I-1 Map of Branch Office Network

Custom Territories

- Grundy County
- McHenry County

Pushpins

- ▲ Headquarters
- △ Branches

0 mi 10 20 30 40

EXHIBIT I-2

Harvard Illinois Bancorp, Inc.
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3

Harvard Illinois Bancorp, Inc.
Key Operating Ratios

EXHIBIT I-3
Harvard Illinois Bancorp, Inc.
Key Operating Ratios

	At or For the Six months Ended June 30,		At or For the Year Ended December 31,	
	2009	2008	2008	2007
Selected Financial Ratios and Other Data:				
Performance Ratios:				
Return on average assets (annualized)	0.01%	(0.04)%	(0.74)%	(0.43)%
Return on average equity (annualized)	0.13%	(0.43)%	(8.86)%	(4.45)%
Interest rate spread (annualized) (1)	2.46%	2.15%	2.22%	2.14%
Net interest margin (annualized) (2)	2.61%	2.39%	2.42%	2.43%
Efficiency ratio (3)	86.97%	111.64%	107.20%	116.68%
Non-interest expense to average total assets	2.75%	2.98%	2.84%	3.09%
Average interest-earning assets to average interest-bearing liabilities	105.35%	106.87%	106.16%	107.81%
Capital Ratios(4):				
Total risk-based capital to risk-weighted assets	11.69%	11.74%	11.04%	12.93%
Tier 1 risk-based capital to risk-weighted assets	10.59%	11.16%	10.15%	12.13%
Tier 1 leverage (core) capital to adjusted tangible assets	6.99%	8.00%	7.19%	8.58%
Equity to total assets	7.85%	8.45%	7.90%	8.90%
Average equity to average total assets	7.67%	8.58%	8.34%	9.66%
Asset Quality Ratios:				
Non-performing assets to total assets (5)	1.25%	1.30%	2.19%	0.81%
Non-performing loans to total loans (6)	1.53%	1.09%	2.26%	1.05%
Allowance for loan losses to non-performing loans	68.42%	47.89%	36.32%	54.09%
Allowance for loan losses to total loans	1.05%	0.52%	0.82%	0.57%
Net charge-offs to average total loans (annualized)	0.16%	0.18%	0.25%	(0.15)%
Other Data:				
Number of full service offices	3	3	3	3
Number of full-time equivalent employees	30	29	30	32

(1) The interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income, excluding gains and losses on securities and losses on other-than-temporary impairment of equity securities.
(4) For Harvard Savings Bank only.
(5) Non-performing assets consist of non-performing loans, other real estate owned and repossessed automobiles.
(6) Non-performing loans consist of non-accrual loans and accruing loans past due 90 days or more.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-4

Harvard Illinois Bancorp, Inc.
Investment Portfolio Composition

EXHIBIT I-4
Harvard Illinois Bancorp, Inc.
Investment Portfolio Composition

	At June 30, 2009		At December 31, 2008		At December 31, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities available for sale:						
U.S. Government and federal agency	$ 1,080	$ 1,121	$ 1,214	$ 1,243	$ 2,575	$ 2,562
Mortgage-backed (1)	1,677	1,709	2,020	2,016	2,574	2,594
State and political subdivisions	582	571	1,240	1,238	4,585	4,646
Total debt securities	3,339	3,401	4,474	4,497	9,734	9,802
Shay Asset Management mutual funds	413	414	931	931	2,387	2,387
Other equity securities (2)	59	59	70	70	971	1,501
Total equity securities	472	473	1,001	1,001	3,358	3,888
Total available for sale	$ 3,811	$ 3,874	$ 5,475	$ 5,498	$ 13,092	$ 13,690
Securities held to maturity:						
U.S. Government and federal agency	$ 500	$ 535	$ 500	$ 566	$ 849	$ 811
Mortgage-backed (1)	49	49	52	53	70	70
Collateralized mortgage obligations, privately issued	4,568	4,640	944	963	—	—
State and political subdivisions	100	103	100	102	101	100
Total securities held to maturity	$ 5,217	$ 5,327	$ 1,596	$ 1,684	$ 1,020	$ 981
Total	$ 9,028	$ 9,201	$ 7,071	$ 7,182	$ 14,112	$ 14,671

(1) All mortgage-backed securities held were issued by government sponsored enterprises.
(2) Other equity securities include Freddie Mac and Fannie Mae common stock, and shares in other financial institutions.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-5

Harvard Illinois Bancorp, Inc.
Yields and Costs

EXHIBIT I-5
Harvard Illinois Bancorp, Inc.
Yields and Costs

	At June 30, 2009		For the Six Months Ended June 30,					
			2009			2008		
	Actual Balance	Yield/Cost	Average Balance	Interest Income / Expense	Yield/Cost	Average Balance	Interest Income / Expense	Yield/Cost
			(Dollars in thousands)					
Assets:								
Interest-earning assets:								
Interest-earning deposits	$ 9,958	1.94%	$ 7,048	$ 82	2.33%	$ 2,119	$ 26	2.45%
Securities purchased under agreements to resell Investment securities	10,100	1.95	13,195	128	1.94	7,096	116	3.27
Securities, tax-exempt (1)	671	4.65	803	18	4.48	4,074	79	3.88
Securities, taxable (1)	8,420	4.76	7,220	174	4.82	8,370	205	4.90
Loans (2)	113,346	6.05	116,797	3,648	6.25	122,032	3,950	6.47
Federal Home Loan Bank stock	6,549	—	6,549	—	—	6,549	—	—
Total interest-earning assets	149,044	5.16%	151,612	4,050	5.34%	150,240	4,376	5.83%
Noninterest-earning assets	11,044		11,728			11,139		
Total assets	$ 160,088		$ 163,340			$ 161,379		
Liabilities and equity:								
Interest-bearing liabilities:								
Savings accounts	$ 13,406	0.40%	$ 13,328	29	0.44	$ 10,780	64	1.19%
NOW and money market accounts	36,492	1.40	35,410	247	1.40	30,930	332	2.15
Certificates of deposit	68,546	3.43	68,693	1,234	3.59	68,822	1,518	4.41
Brokered certificates of deposit	2,825	4.50	2,976	68	4.57	3,828	85	4.44
Federal Home Loan Bank advances	20,054	4.28	23,507	493	4.19	26,317	583	4.43
Total interest-bearing liabilities	141,323	2.76%	143,914	2,071	2.88%	140,677	2,582	3.67%
Non-interest-bearing deposits	3,208		3,597			3,608		
Other non-interest-bearing liabilities	2,995		3,302			3,240		
Total liabilities	147,526		150,813			147,525		
Total equity	12,562		12,527			13,854		
Total liabilities and equity	$ 160,088		$ 163,340			$ 161,379		
Net interest income				$ 1,979			$ 1,794	
Interest rate spread (3)					2.46%			2.15%
Net interest margin (4)					2.61%			2.39%
Average interest-earning assets to average interest-bearing liabilities					105.35%			106.80%

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-5(continued)
Harvard Illinois Bancorp, Inc.
Yields and Costs

	For the Years Ended December 31,					
	2008			2007		
	Average Balance	Interest Income / Expense	Yield/Cost	Average Balance	Interest Income / Expense	Yield/Cost
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Interest-earning deposits	$ 1,876	$ 54	2.88%	$ 3,298	$ 179	5.43%
Securities purchased under agreements to resell	7,464	204	2.73	7,300	415	5.68
Securities, tax-exempt (1)	2,714	108	3.98	4,474	180	4.02
Securities, taxable (1)	7,712	348	4.51	11,862	507	4.27
Loans (2)	123,226	7,837	6.36	112,791	7,477	6.63
Federal Home Loan Bank stock	6,549	—	—	6,549	218	3.33
Total interest-earning assets	149,541	8,551	5.72%	146,274	8,976	6.14%
Noninterest-earning assets	11,575			10,680		
Total assets	$ 161,116			$ 156,954		
Liabilities and equity:						
Interest-bearing liabilities:						
Savings accounts	$ 12,059	120	1.00%	$ 11,547	134	1.16%
NOW and money market accounts	29,889	639	2.14	28,096	731	2.60
Certificates of deposit	68,960	2,885	4.18	67,651	3,226	4.77
Brokered certificates of deposit	3,828	169	4.41	2,578	104	4.03
Federal Home Loan Bank advances	26,126	1,119	4.28	25,806	1,229	4.76
Total interest-bearing liabilities	140,862	4,932	3.50%	135,678	5,424	4.00%
Non-interest-bearing deposits	3,409			3,803		
Other non-interest-bearing liabilities	3,404			2,310		
Total liabilities	147,675			141,791		
Total equity	13,441			15,163		
Total liabilities and equity	$ 161,116			$ 156,954		
Net interest income		$ 3,619			$ 3,552	
Interest rate spread (3)			2.22%			2.14%
Net interest margin (4)			2.42%			2.43%
Average interest-earning assets to average interest-bearing liabilities			106.16%			107.81%

(1) Securities include unamortized premiums and unaccreted discounts. Securities include both available-for-sale and held-to-maturity securities. Fair value adjustments on available-for-sale securities have been included in the average balance for non-interest earning assets.
(2) The allowance for loan losses has been included in the average balance for non-interest earning assets.
(3) The interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4) The net interest margin represents net interest income as a percent of average interest-earning assets.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-6

Harvard Illinois Bancorp, Inc.
Loan Loss Allowance Activity

EXHIBIT I-6
Harvard Illinois Bancorp, Inc.
Loan Loss Allowance Activity

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,	
	2009	2008	2008	2007
	(Dollars in thousands)			
Allowance at beginning of period	$ 1,000	$ 675	$ 675	$ 681
Provision for loan losses	294	84	634	(180)
Charge offs:				
Real estate loans				
One- to four-family	—	—	31	—
Home equity line of credit and other 2nd mortgage	—	—	—	—
Multi-family	—	—	—	—
Commercial	—	45	45	—
Construction and land	—	—	—	—
Total charge-offs, real estate loans	—	45	76	—
Commercial and industrial	—	—	—	—
Consumer loans:				
Purchased indirect automobile	118	74	249	126
Other	—	2	2	11
Total charge-offs, consumer loans	118	76	251	137
Total charge-offs	$ 118	$ 121	$ 327	$ 137
Recoveries:				
Real estate loans				
One- to four-family	$ —	$ —	$ —	$ —
Home equity line of credit and other 2nd mortgage	—	—	—	—
Multi-family	—	—	—	—
Commercial	—	—	—	263
Construction and land	—	—	—	—
Total recoveries, real estate loans	—	—	—	263
Commercial and industrial	—	—	—	—
Consumer loans:				
Purchased indirect automobile	20	9	18	48
Other	4	—	—	—
Total recoveries, consumer loans	24	9	18	48
Total recoveries	$ 24	$ 9	$ 18	$ 311
Net (charge-offs) recoveries	$ (94)	$ (112)	$ (309)	$ 174
Allowance at end of period	$ 1,200	$ 647	$ 1,000	$ 675
Allowance to nonperforming loans	68.42%	47.89%	36.32%	54.09%
Allowance to total loans outstanding at the end of the period	1.05%	0.52%	0.82%	0.57%
Net (charge-offs) recoveries to average loans outstanding during the period	(0.16)%	(0.18)%	(0.25)%	0.15%

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-7

Harvard Illinois Bancorp, Inc.
Interest Rate Risk Analysis

EXHIBIT I-7
Harvard Illinois Bancorp, Inc.
Interest Rate Risk Analysis

Change in Interest Rates (Basis Points) [2]	Estimated NPV [3]	Estimate Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets [1]	
		Amount	Percent	NPV Ratio [4]	Change in Basis Points
		(Dollars in Thousands)			
300+	$ 16,153	845	5.52%	10.46%	103
200+	16,088	780	5.10%	10.21%	78
100+	15,888	580	3.79%	9.91%	48
—	15,308	—	0.00%	9.43%	—
100-	14,246	(1,062)	(6.94)%	8.69%	(74)

(1) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(2) Estimated NPV assumes an instantaneous uniform change in interest rates at all maturities.
(3) NPV is the discounted present value of expected cash flows from assets, liabilities and off balance sheet contracts.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-8

Harvard Illinois Bancorp, Inc.
Fixed and Adjustable Rate Loans

EXHIBIT I-8
Harvard Illinois Bancorp, Inc.
Fixed and Adjustable Rate Loans

The following table sets forth our fixed and adjustable-rate loans at December 31, 2008 that are contractually due after December 31, 2009. Loans are presented net of loans in process.

	Real Estate								
	One- to Four-Family Residential	HELOC & Other 2nd Mortgage	Multi-family	Commercial Real Estate	Construction & Land Development	Commercial & Industrial	Purchased Indirect Automobile	Other Consumer	Total
	(Dollars in thousands)								
Interest rate terms on amounts due after one year:									
Fixed-rate loans	$ 53,068	$ 2,675	$ 976	$ 13,607	$ 3,416	$ 1,375	$ 17,774	$ 734	$ 93,625
Adjustable-rate loans	8,625	7,723	138	1,664	1,184	1,994	—	5	21,333
Total	$ 61,693	$ 10,398	$ 1,114	$ 15,271	$ 4,600	$ 3,369	$ 17,774	$ 739	$ 114,958

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-9

Harvard Illinois Bancorp, Inc.
Loan Portfolio Composition

EXHIBIT I-9
Harvard Illinois Bancorp, Inc.
Loan Portfolio Composition

	At June 30, 2009		At December 31,			
			2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real estate loans:						
One- to four-family	$ 57,936[1]	50.56%	$ 62,809	51.52%	$ 58,704	48.85%
Home equity line of credit and other 2nd mortgage	11,284	9.85	11,115	9.12	9,778	8.14
Multi-family	181	0.16	1,114	0.91	1,349	1.12
Commercial	18,674	16.30	16,340	13.40%	16,425	13.67
Construction and land development	5,654	4.93	6,112	5.01	4,815	4.01
Total real estate loans	93,729	81.80	97,490	79.96	91,071	75.79
Commercial and industrial	5,848	5.10	5,308	4.36	4,785	3.98
Consumer loans:						
Purchased indirect automobile	14,379	12.55	18,203	14.93	23,191	19.30
Other	631	0.55	916	0.75	1,123	0.93
Total consumer loans	15,010	13.10	19,119	15.68	24,314	20.23
Total loans	114,587	100.00%	121,917	100.00%	120,170	100.00%
Deferred loan costs (fees)	(41)		(45)		(80)	
Loans in process	—		(123)		(1,593)	
Allowance for losses	1,200		(1,000)		(675)	
Loans, net	$113,346		$120,749		$117,822	

Includes $8.1 million of loans for non owner occupied properties at June 30, 2009.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-10

Harvard Illinois Bancorp, Inc.
Contractual Maturity by Loan Type

EXHIBIT I-10
Harvard Illinois Bancorp, Inc.
Contractual Maturity By Loan Type

Contractual Maturities and Interest Rate Sensitivity. The following table sets forth the scheduled repayments of our total loan portfolio at December 31, 2008. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

	Real Estate								
	One- to Four-Family Residential	HELOC & Other 2nd Mortgage	Multi-family	Commercial Real Estate	Construction & Land Development	Commercial & Industrial	Purchased Indirect Automobile	Other Consumer	Total
	(Dollars in thousands)								
Amounts due in:									
One year or less	$ 1,116	$ 717	$ —	$ 1,069	$ 1,512	$ 1,939	$ 429	$ 177	$ 6,959
More than one to two years	1,127	683	927	—	421	358	1,681	211	5,408
More than two to three years	2,711	857	—	2,957	1,033	62	3,465	182	11,267
More than three to five years	7,129	2,163	—	9,888	2,504	2,949	10,084	319	35,036
More than five to ten years	17,239	5,317	49	1,880	17	—	2,544	27	27,073
More than ten to fifteen years	6,584	1,378	—	186	162	—	—	—	8,310
More than fifteen years	26,903	—	138	360	463	—	—	—	27,864
Total	$ 62,809	$ 11,115	$ 1,114	$ 16,340	$ 6,112	$ 5,308	$ 18,203	$ 916	$ 121,917

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-11

Harvard Illinois Bancorp, Inc.
Loan Originations, Purchases and Sales

EXHIBIT I-11
Harvard Illinois Bancorp, Inc.
Loan Originations, Purchases and Sales

The following table sets forth our loan origination, purchase, sale and principal repayment activity during the periods indicated.

	Six Months Ended June 30,		Years Ended December 31,	
	2009	2008	2008	2007
	(In thousands)			
Total loans at beginning of period	$ 121,917	$ 120,170	$ 120,170	$ 111,608
Loans originated:				
Real estate loans:				
One- to four-family	23,599	15,762	23,879	14,163
Home equity line of credit and other 2nd mortgage	2,482	2,674	5,466	6,722
Multi-family	—	—	—	—
Commercial real estate	1,828	2,291	2,787	3,480
Construction and land development	86	508	783	3,769
Total real estate loans	27,995	21,235	32,915	28,134
Commercial and industrial loans	2,180	2,390	4,173	2,657
Consumer loans:				
Indirect automobile	—	—	—	—
Other	33	292	460	779
Total loans originated	$ 30,208	$ 23,917	$ 37,548	$ 31,570
Loans purchased:				
Real estate loans:				
One- to four-family	$ —	$ —	$ —	$ —
Home equity line of credit and other 2nd mortgage	—	—	—	—
Multi-family	—	—	—	—
Commercial real estate	—	894	894	4,074
Construction and land development	—	—	—	—
Total real estate loans	—	894	894	4,074
Commercial and industrial loans	365	—	—	—
Consumer loans:				
Indirect automobile	—	4,420	5,504	11,312
Other	—	—	—	—
Total loans purchased	$ 365	$ 5,314	$ 6,398	$ 15,386
Loans sold:				
Real estate loans:				
One- to four-family	$ 20,557	$ 5,048	$ 7,838	$ 4,992
Home equity line of credit and other 2nd mortgage	—	—	—	—
Multi-family	—	—	—	—
Commercial real estate	300	537	537	602
Construction and land development	—	—	—	—
Total real estate loans	20,857	5,585	8,375	5,594
Commercial and industrial loans	—	—	—	—
Consumer loans	—	—	—	—
Total loans sold	$ 20,857	$ 5,585	$ 8,375	$ 5,594
Deduct:				
Principal repayments:				
Real estate loans	$ 10,899	$ 9,801	$ 18,343	$ 19,878
Commercial and industrial	2,005	3,190	3,650	1,652
Other	3,891	5,703	10,654	11,133
Total principal repayments	16,795	18,694	32,647	32,663
Charge-offs	118	121	327	137
Transfers to foreclosed assets	133	735	850	—
Unpaid principal balances at end of year	114,587	124,266	121,917	120,170
Allowance for loan losses	1,200	(692)	(1,000)	(675)
Deferred loan origination costs (fees)	(41)	(53)	(45)	(80)
Loans in process, net	—	(337)	(123)	(1,593)
Net loans at end of period	$ 113,346	$ 123,184	$ 120,749	$ 117,822

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-12

Harvard Illinois Bancorp, Inc.
Non-Performing Assets

EXHIBIT I-12
Harvard Illinois Bancorp, Inc.
Non-Performing Assets

	At June 30, 2009	At December 31, 2008	2007
	(Dollars in thousands)		
Non-Accrual:			
Real estate loans:			
One- to four-family	$ 1,505	$ 1,663	$ 584
Home equity lines of credit and other 2nd mortgage	11	53	49
Multi-family	—	—	—
Commercial	—	794	495
Construction and land development	196	196	113
Total real estate loans	1,712	2,706	1,241
Commercial and industrial	—	—	—
Consumer loans:			
Purchased indirect automobile	32	16	—
Other	6	8	7
Total consumer loans	38	24	—
Total nonaccrual loans	$ 1,750	$ 2,730	$ 1,248
Accruing loans past due 90 days or more:			
Real estate loans:			
One- to four-family	$ —	$ —	$ —
Home equity line of credit and other 2nd mortgage	—	—	—
Multi-family	—	—	—
Commercial	—	—	—
Construction and land development	—	—	—
Total real estate loans	—	—	—
Commercial and industrial	—	—	—
Consumer loans:			
Purchased indirect automobile	1	23	—
Other	3	—	—
Total consumer loans	4	23	—
Total accruing loans past due 90 days or more	$ 4	$ 23	$ —
Total of non-accrual and 90 days or more past due loans	$ 1,754	$ 2,753	$ 1,248
Other real estate owned:			
One- to four-family	$ 182	$ 182	$ —
Commercial	—	400	—
Construction and land development	—	90	—
Total other real estate owned	$ 182	$ 672	$ —
Repossessed automobiles	66	46	40
Total non-performing assets	$ 2,002	$ 3,471	$ 1,288
Troubled debt restructurings (not included in non-accrual loans above)(1)	794	—	—
Total non-performing assets and troubled debt restructurings	$ 2,796	$ 3,471	$ 1,288
Total nonperforming loans to total loans	1.53%	2.26%	1.05%
Total nonperforming assets to total assets	1.10%	1.74%	0.79%
Total nonperforming assets and troubled debt restructurings to total assets	1.75%	2.19%	0.81%

(1) Troubled debt restructurings included in nonaccrual loans totaled $196, $990 and $0 at June 30, 2009 and December 31, 2008 and 2007, respectively.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-13

Harvard Illinois Bancorp, Inc.
Deposit Composition

EXHIBIT I-13
Harvard Illinois Bancorp, Inc.
Deposit Composition

The following table sets forth the distribution of total deposits by account type, at the dates indicated.

	At June 30, 2009			At December 31, 2008			At December 31, 2007		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Demand deposit accounts	$ 3,208	2.58%	0.00%	$ 3,908	3.33%	0.00%	$ 3,650	3.21%	0.00%
NOW accounts	14,132	11.35	0.95	13,913	11.86	1.35	12,705	11.17	2.19
Savings accounts	13,406	10.77	0.40	12,889	10.99	0.58	11,345	9.97	1.09
Money market accounts	22,360	17.96	1.69	15,475	13.19	2.17	14,025	12.33	3.05
Certificates of deposit	68,546	55.07	3.43	67,289	57.37	3.72	68,225	59.95	4.02
Broker certificates of deposit	2,825	2.27	4.50	3,828	3.26	4.25	3,828	3.37	4.25
Total Deposits	$ 124,477	100.00%	2.41%	$ 117,302	100.00%	2.78%	$ 113,778	100.00%	3.70%

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-14

Harvard Illinois Bancorp, Inc.
Maturity of Time Deposits

EXHIBIT I-14
Harvard Illinois Bancorp, Inc.
Maturity of Time Deposits

The following table sets forth the amount and maturities of our certificates of deposit, included brokered certificates of deposit, by interest rate at June 30, 2009.

	At June 30, 2009							
	Period to Maturity							
	Less Than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years to Four Years	Over Four Years to Five Years	Over Five Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)							
Less than 2%	$ 6,143	$ 406	$ —	$ —	$ —	$ —	$ 6,549	9.18%
2.00% - 2.99%	12,244	1,560	1,333	180	—	—	15,317	21.46
3.00% - 3.99%	15,115	3,866	5,137	63	24	5,446	29,651	41.54
4.00% - 4.99%	4,328	7,316	1,802	1,612	90	205	15,353	21.51
5.00% - 5.99%	1,714	1,793	994	—	—	—	4,501	6.31
Total	$ 39,544	$ 14,941	$ 9,266	$ 1,855	$ 114	$ 5,651	$ 71,371	100.00%

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT I-15

Harvard Illinois Bancorp, Inc.
Borrowing Activity

EXHIBIT I-15
Harvard Illinois Bancorp, Inc.
Borrowing Activity

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,	
	2009	2008	2008	2007
	(Dollars in thousands)			
Federal Home Loan Bank advances:				
Balance at end of period	$ 20,054	$ 26,258	$ 26,064	$ 27,225
Average balances outstanding during the period	23,507	26,317	26,126	25,806
Maximum balance outstanding at any month end	24,814	28,858	28,858	28,557
Weighted average interest rate during the period	4.19%	4.43%	4.28%	4.76%
Weighted average interest rate at the end of period	4.28%	4.25%	4.19%	4.56%

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT II-1

Harvard Illinois Bancorp, Inc.
Description of Office Properties

EXHIBIT II-1
Description of Office Facilities

Properties

As of June 30, 2009, the bet book value of our office properties was $3.5 million. The following table sets forth information regarding our offices.

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property
				(In thousands)
Main Office:				
58 North Ayer Street Harvard, Illinois 60033	Owned	1959	6,800	$ 1,312
Other Properties:				
1400 North Division Street Harvard, Illinois 60033	Owned	1998	2,500	$ 891
211 East Jefferson Street Morris, Illinois 60450	Owned	2008	16,948	$ 1,260
Total				$ 3,463

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
As of Aug. 28, 2009		3.25%	0.15%	0.44%	3.46%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 28, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,580	13	06-30	06/96	8.17	51
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,249 M	1	06-30	03/05	7.25	58
HWFG	Harrington West Fncl Grp of CA (3)	NASDAQ	Solvang, CA	Thrift	1,092	16	12-31	11/02	1.23	9
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	894	9	12-31	08/02	6.85	29
KFED	K-Fed Bancorp MHC of CA (33.9)	NASDAQ	Covina, CA	Thrift	881 M	9	06-30	03/04	8.71	116
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	482	4	12-31	01/96	5.11	9
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	5,261	102	12-31	11/83	4.15	47
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	555	8	12-31	05/03	3.62	15
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	57,407	119	12-31	06/05	12.87	6,734
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	32,860	220	12-31	11/93	10.79	3,725
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	21,101	86	12-31	11/93	10.54	1,023
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	11,577	116	12-31	01/03	13.20	1,977
ISBC	Investors Bcrp MHC of NJ(40.5)	NASDAQ	Short Hills, NJ	Thrift	8,136	50	06-30	10/05	9.29	1,065
NWSB	Northwest Bcrp MHC of PA(37.0)	NASDAQ	Warren, PA	Thrift	7,092	167	06-30	11/94	20.70	1,004
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,669	86	12-31	01/03	11.17	668
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ	Philadelphia, PA	Thrift	4,186	73	12-31	07/07	9.01	739
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,064	15	12-31	11/95	13.24	289
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,974	21	12-31	06/96	11.75	404
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,585	105	12-31	/	6.32	483
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,543 M	29	12-31	11/86	28.75	178
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,824	35	09-30	01/04	9.37	371
KRNY	Kearny Fin Cp MHC of NJ (27.7)	NASDAQ	Fairfield, NJ	Thrift	2,110 M	26	06-30	02/05	10.89	754
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,963	23	12-31	06/90	13.63	164
ORIT	Oritani Fin Cp MHC of NJ(29.8)	NASDAQ	Twnship of WA NJ	Thrift	1,914	20	06-30	01/07	13.95	518
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	1,910	23	12-31	07/96	13.41	166
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,907	48	06-30	07/87	9.00	49
NFBK	Northfield Bcp MHC of NY(45.0)	NASDAQ	Avenel, NY	Thrift	1,879	18	12-31	11/07	12.43	558
ROMA	Roma Fin Corp MHC of NJ (27.9)	NASDAQ	Robbinsville, NJ	Thrift	1,240	10	12-31	07/06	12.69	393
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,183	19	12-31	06/07	8.15	177
FXCB	Fox Chase Bncp MHC of PA(42.3)	NASDAQ	Hatboro, PA	Thrift	1,170	12	12-31	10/06	9.61	133
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,111	20	12-31	02/08	8.28	110
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,053	13	09-30	04/07	13.26	199
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,046	7	12-31	10/07	9.21	62
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	1,002	4	12-31	/	3.74	38
CSBK	Clifton Svg Bp MHC of NJ(37.5)	NASDAQ	Clifton, NJ	Thrift	1,002	10	03-31	03/04	10.52	281
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	825	6	09-30	08/87	14.00	51
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	810	10	03-31	10/94	5.81	14
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	741	13	09-30	06/88	6.75	21
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	724	15	12-31	07/94	18.70	50
OSHC	Ocean Shr Hldg MHC of NJ(42.8)	NASDAQ	Ocean City, NJ	Thrift	724	8	12-31	12/04	8.24	69
MLVF	Malvern Fed Bncp MHC PA(45.0)	NASDAQ	Paoli, PA	Thrift	707	8	09-30	05/08	9.75	60
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	587	18	09-30	04/08	8.61	27
PBCI	Pamrapo Bancorp, Inc. of NJ (3)	NASDAQ	Bayonne, NJ	Thrift	575	11	12-31	11/89	6.08	30
COBK	Colonial Bank MHC of NJ (44.9)	NASDAQ	Bridgeton, NJ	Thrift	559	7	12-31	06/05	7.50	33
MGYR	Magyar Bancorp MHC of NJ(44.4)	NASDAQ	Nw Brunswick, NJ	Thrift	558	5	09-30	01/06	4.01	23
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	558	13	12-31	12/98	8.56	67
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	526	4	09-30	04/05	13.50	166
FKFS	First Keystone Fin., Inc of PA (3)	NASDAQ	Media, PA	Thrift	525	8	09-30	01/95	9.00	22
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	517	6	12-31	07/06	7.25	96
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	516	11	12-31	03/85	16.56	32
PBIP	Prudential Bncp MHC PA (37.2)	NASDAQ	Philadelphia, PA	Thrift	515	7	09-30	03/05	10.62	110
GCBC	Green Co Bcrp MHC of NY (43.8)	NASDAQ	Catskill, NY	Thrift	461	10	06-30	12/98	14.49	59
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	458	5	12-31	08/88	2.29	18

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 28, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	444 M	6	06-30	11/93	15.20	31
ALLB	Alliance Bank MHC of PA (43.2)	NASDAQ	Broomall, PA	Thrift	436	9	12-31	01/07	8.50	58
LSBK	Lake Shore Bnp MHC of NY(42.6)	NASDAQ	Dunkirk, NY	Thrift	418	8	12-31	04/06	7.88	49
MSBF	MSB Fin Corp MHC of NJ (43.5)	NASDAQ	Millington, NJ	Thrift	350 M	4	06-30	01/07	9.00	48
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	347	8	12-31	11/95	6.46	16
FFCO	FedFirst Fin MHC of PA (43.0)	NASDAQ	Monessen, PA	Thrift	346	9	12-31	04/05	4.25	27
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	337	5	12-31	03/05	8.70	60
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	241	6	09-30	04/07	7.65	14
IFSB	Independence FSB of DC (3)	NASDAQ	Washington, DC	Thrift	184	4	12-31	06/85	1.86	3
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	16,422	164	12-31	04/97	0.82	384
TFSL	TFS Fin Corp MHC of OH (28.2)	NASDAQ	Cleveland, OH	Thrift	10,783	37	09-30	04/07	11.44	3,534
CFFN	Capitol Fd Fn MHC of KS (29.6)	NASDAQ	Topeka, KS	Thrift	8,319	38	09-30	04/99	32.42	2,402
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	5,293	79	03-31	07/92	1.28	28
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,447	78	12-31	10/03	8.83	411
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,404	47	06-30	01/99	3.24	55
TONE	TierOne Corp. of Lincoln NE (3)	NASDAQ	Lincoln, NE	Thrift	3,161	69	12-31	10/02	2.38	43
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,487	39	12-31	07/98	1.39	43
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,024	27	12-31	10/95	17.55	142
CTZN	Citizens First Bancorp of MI (3)	NASDAQ	Port Huron, MI	Thrift	1,933	24	12-31	03/01	1.00	8
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,928	10	12-31	10/05	5.03	157
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,615	9	09-30	09/85	30.45	240
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,573	18	12-31	06/05	10.06	215
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,509	12	09-30	12/98	8.64	87
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,384	21	12-31	12/99	7.74	54
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,172 M	33	06-30	04/92	12.75	51
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,095	21	12-31	07/98	4.16	45
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,054	15	12-31	06/94	3.91	17
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,002	19	12-31	02/98	10.21	37
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	898 M	17	06-30	12/92	2.19	17
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	820	16	09-30	09/93	21.85	57
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	604	4	12-31	07/06	7.75	63
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	547	12	09-30	11/06	5.11	28
FFSX	First Federal Bankshares of IA (3)	NASDAQ	Sioux City, IA	Thrift	499 M	14	06-30	04/99	0.62	2
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	461	11	12-31	03/96	15.35	21
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	449	12	12-31	01/99	16.20	45
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	404	11	03-31	01/03	5.30	16
UCBA	United Comm Bncp MHC IN (41.1)	NASDAQ	Lawrenceburg, IN	Thrift	402	6	06-30	03/06	6.47	51
LPSB	LaPorte Bancrp MHC of IN(47.3)	NASDAQ	La Porte, IN	Thrift	391	7	12-31	10/07	5.00	23
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	388	8	12-31	12/96	12.25	18
LBCP	Liberty Bancorp, Inc. of MO (3)	NASDAQ	Liberty, MO	Thrift	384	6	09-30	07/06	7.29	26
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	376	5	12-31	02/95	12.35	19
CHEV	Cheviot Fin Cp MHC of OH(38.6)	NASDAQ	Cincinnati, OH	Thrift	343	7	12-31	01/04	8.41	75
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	311	8	12-31	01/88	6.15	10
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	296	8	12-31	04/95	10.49	20
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	288	4	12-31	12/98	2.71	11
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	246	7	09-30	12/08	10.80	27
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	243 M	11	06-30	12/93	8.76	14
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	240	9	12-31	04/05	1.95	6
KFFB	KY Fst Fed Bp MHC of KY (40.9)	NASDAQ	Hazard, KY	Thrift	240 M	4	06-30	03/05	13.28	104
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	225	4	12-31	08/96	7.11	8
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	188 M	4	06-30	04/96	13.35	13
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	20,810	303	12-31	04/07	16.05	5,538
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,581	89	12-31	04/04	11.77	1,257
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,681	42	12-31	06/00	22.69	316
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,641	17	12-31	07/02	10.60	626

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 28, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	1,807	15	12-31	01/08	12.94	222
RCKB	Rockville Fin MHC of CT (42.8)	NASDAQ	Vrn Rockville CT	Thrift	1,541	20	12-31	05/05	14.12	264
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,239	13	12-31	12/07	12.29	200
EBSB	Meridian Fn Serv MHC MA (45.0)	NASDAQ	East Boston, MA	Thrift	1,185	14	12-31	01/08	9.51	213
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,165	11	12-31	01/07	9.22	285
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	950	17	12-31	10/05	11.21	98
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	912	28	12-31	05/86	10.15	59
SIFI	SI Fin Gp Inc MHC of CT (38.3)	NASDAQ	Willimantic, CT	Thrift	873	20	12-31	10/04	4.29	51
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	862	9	12-31	12/88	31.75	67
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	788	7	12-31	05/86	9.81	44
NEBS	New England Banchrs Inc of CT (3)	NASDAQ	Enfield, CT	Thrift	675	15	03-31	12/05	6.63	42
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	578 M	8	06-30	01/07	10.59	79
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	560	11	03-31	10/86	8.41	14
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	539	6	12-31	07/06	13.01	84
NVSL	Naug Vlly Fin MHC of CT (40.5)	NASDAQ	Naugatuck, CT	Thrift	537	9	12-31	10/04	4.50	32
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	477 M	7	06-30	10/04	3.79	25
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	449	5	12-31	07/06	12.30	49
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	247	7	04-30	12/87	7.90	16
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	12,042	136	09-30	11/82	15.28	1,345
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,298	1	12-31	10/07	7.30	148
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	920	18	03-31	10/97	3.29	36
RPFG	Rainier Pacific Fin Grp of WA (3)	NASDAQ	Tacoma, WA	Thrift	821	14	12-31	10/03	1.03	6
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	675	22	09-30	01/98	4.58	32
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,607	53	09-30	11/83	17.40	204
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,215	69	12-31	12/98	2.70	27
ACFC	Atl Cst Fed Cp of GA MHC(35.3)	NASDAQ	Waycross, GA	Thrift	987	13	12-31	10/04	2.10	28
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	836	14	12-31	10/02	5.80	44
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	790	20	09-30	04/95	33.17	69
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	787	18	12-31	05/96	4.38	21
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	663 M	5	06-30	07/03	5.90	40
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	531	10	03-31	03/88	3.90	17
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	527	11	12-31	10/08	12.01	107
HBOS	Heritage Fn Gp MHC of GA(25.8)	NASDAQ	Albany, GA	Thrift	471	7	12-31	06/05	8.70	91
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	350	4	12-31	11/07	9.85	43
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	322	3	12-31	07/07	13.85	74
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	265	5	12-31	04/97	16.02	20
South-West Companies										
VPFG	ViewPoint Finl MHC of TX(43.1)	NASDAQ	Plano, TX	Thrift	2,288	31	12-31	10/06	12.64	315
OSBK	Osage Bancshares, Inc. of OK (3)	NASDAQ	Pawhuska, OK	Thrift	158 M	2	06-30	01/07	8.00	22
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,422	3	12-31	10/96	5.37	39
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,328 P	26	12-31	07/09	16.00	196
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	673	17	09-30	12/07	11.39	190
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 08/28/09

EXHIBIT III-2

Public Market Pricing of Midwest Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 28, 2009

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	9.81	244.92	-0.26	12.14	18.60	84.96	10.10	94.86	18.44	0.26	2.27	37.47	2,548	11.23	10.42	2.56	-0.24	-0.83	-0.06	-0.29
Special Selection Grouping(8)	8.91	98.78	-1.08	12.62	16.61	71.14	8.01	76.45	21.56	0.28	2.22	39.52	1,877	10.33	9.80	3.48	-0.69	-3.72	-0.64	-5.82
Comparable Group																				
Special Comparative Group(8)																				
ABCW Anchor BanCorp Wisconsin of WI	1.28	27.62	-12.08	5.86	NM	21.84	0.52	22.65	NM	0.00	0.00	NM	5,293	3.83	3.75	7.09	-4.97	NM	-5.16	NM
BKMU Bank Mutual Corp of WI	8.83	411.19	0.31	8.59	22.08	102.79	11.93	119.00	28.48	0.36	4.08	NM	3,447	11.68	10.28	1.34	0.53	4.61	0.41	3.57
BFIN BankFinancial Corp. of IL	10.06	215.44	-0.05	12.34	NM	81.52	13.70	91.04	NM	0.28	2.78	NM	1,573	16.80	15.32	2.57	-1.16	-6.52	-0.07	-0.40
CITZ CFS Bancorp, Inc of Munster IN	4.16	44.78	-0.59	10.73	NM	38.77	4.09	38.77	NM	0.04	0.96	NM	1,095	10.55	10.55	5.57	-0.78	-7.37	-0.57	-5.44
CFFN Capitol Fd Fn MHC of KS (29.6)	32.42	709.58	0.89	12.45	36.84	260.40	28.88	260.40	36.43	2.00	6.17	NM	8,319	11.09	11.09	0.41	0.80	7.29	0.81	7.37
CFBK Central Federal Corp. of OH	2.71	11.11	-0.26	6.11	NM	44.35	3.85	44.35	NM	0.00	0.00	NM	288	11.12	11.12	2.53	-0.30	-2.87	-0.38	-3.56
CHEV Cheviot Fin Cp MHC of OH(38.6)	8.41	28.82	0.14	7.73	NM	108.80	21.78	108.80	NM	0.40	4.76	NM	343	20.02	20.02	NA	0.42	2.09	0.37	1.83
CZWI Citizens Comm Bncorp Inc of WI	5.11	27.99	0.30	10.19	NM	50.15	5.12	57.09	17.03	0.20	3.91	NM	547	10.21	9.08	0.91	-0.66	-5.11	0.33	2.55
CTZN Citizens First Bancorp of MI	1.00	7.71	-6.49	7.72	NM	12.95	0.40	13.35	NM	0.00	0.00	NM	1,933	3.08	2.99	7.28	-4.33	NM	-2.53	-44.91
FFDF FFD Financial Corp of Dover OH	13.35	13.48	0.71	17.65	13.76	75.64	7.16	75.64	18.80	0.68	5.09	70.10	188	9.46	9.46	0.57	0.54	5.42	0.39	3.97
FBSI First Bancshares, Inc. of MO	8.76	13.59	-2.14	16.01	NM	54.72	5.58	55.16	NM	0.00	0.00	NM	243	10.21	10.13	3.32	-1.19	-11.07	-1.36	-12.60
FCAP First Capital, Inc. of IN	16.20	44.89	0.73	16.82	20.51	96.31	9.99	109.46	22.19	0.72	4.44	NM	449	10.39	9.27	2.53	0.48	4.67	0.45	4.31
FCLF First Clover Leaf Fin Cp of IL	7.75	63.16	-0.78	9.83	NM	78.84	10.46	94.28	NM	0.24	3.10	NM	604	13.27	11.34	1.80	-1.10	-7.11	-1.13	-7.30
FDEF First Defiance Fin. Corp of OH	17.55	142.47	0.53	24.20	22.50	72.52	7.04	107.67	33.11	0.34	1.94	43.59	2,024	11.50	8.60	2.42	0.32	2.94	0.22	2.00
FFNM First Fed of N. Michigan of MI	1.95	5.62	-0.93	10.25	NM	19.02	2.34	19.74	NM	0.00	0.00	NM	240	12.29	11.90	4.96	-1.14	-9.31	-1.08	-8.83
FFSX First Federal Bankshares of IA	0.62	2.05	-3.51	4.64	NM	13.36	0.41	13.36	NM	0.00	0.00	NM	499	3.07	3.07	NA	-3.69	NM	-2.12	-36.45
FFHS First Franklin Corp. of OH	6.15	10.34	-0.64	14.28	NM	43.07	3.33	43.07	NM	0.00	0.00	NM	311	7.73	7.73	NA	-0.12	-1.53	-0.34	-4.46
FPFC First Place Fin. Corp. of OH	3.24	54.99	-7.01	12.51	NM	25.90	1.62	27.39	NM	0.04	1.23	NM	3,404	8.27	7.95	4.11	-3.34	-39.24	-3.56	-41.80
FSFG First Savings Fin. Grp. of IN	10.80	27.45	-0.02	20.52	NM	52.63	11.18	52.63	NM	0.00	0.00	NM	246	21.24	21.24	1.74	-0.04	-0.24	-0.02	-0.12
FBC Flagstar Bancorp, Inc. of MI	0.82	384.19	-1.26	1.38	NM	59.42	2.34	59.42	NM	0.00	0.00	NM	16,422	5.56	5.56	6.64	-2.80	NM	-3.87	NM
HFFC HF Financial Corp. of SD	12.75	51.33	1.59	17.16	6.75	74.30	4.38	80.04	8.02	0.45	3.53	23.81	1,172	8.03	7.64	1.07	0.67	9.98	0.57	8.39
HMNF HMN Financial, Inc. of MN	3.91	16.60	-5.59	17.94	NM	21.79	1.58	21.79	NM	0.00	0.00	NM	1,054	9.46	9.46	7.54	-2.02	-22.19	-2.15	-23.59
HFBC HopFed Bancorp, Inc. of KY	10.21	36.70	0.81	17.10	10.01	59.71	3.66	66.64	12.60	0.48	4.70	47.06	1,002	7.97	7.38	0.91	0.40	5.22	0.31	4.15
JXSB Jcksnville Bcp MHC of IL(47.7)	10.49	9.96	0.29	12.33	17.48	85.08	6.81	96.15	36.17	0.30	2.86	50.00	296	8.01	7.15	0.98	0.39	4.92	0.19	2.38
KFFB KY Fst Fed Bp MHC of KY (40.9)	13.28	43.37	0.16	7.51	NM	176.83	43.34	236.72	NM	0.40	3.01	NM	240	24.51	19.52	1.70	0.54	2.24	0.51	2.11
LSBI LSB Fin. Corp. of Lafayette IN	12.35	19.19	0.47	22.09	14.53	55.91	5.11	55.91	26.28	0.50	4.05	58.82	376	9.14	9.14	3.28	0.36	3.87	0.20	2.14
LPSB LaPorte Bancrp MHC of IN(47.3)	5.00	12.61	0.05	10.18	NM	49.12	5.92	61.50	NM	0.00	0.00	0.00	391	12.06	9.87	1.83	0.01	0.10	0.06	0.50
LBCP Liberty Bancorp, Inc. of MO	7.29	26.40	0.52	11.94	12.79	61.06	6.87	64.17	14.02	0.10	1.37	17.54	384	11.25	10.77	1.11	0.57	4.73	0.52	4.32
CASH Meta Financial Group of IA	21.85	56.98	-0.90	16.91	NM	129.21	6.95	136.99	NM	0.52	2.38	NM	820	5.38	5.09	2.41	-0.31	-5.48	-0.29	-4.99
MFSF MutualFirst Fin. Inc. of IN	7.74	54.06	-2.53	14.03	NM	55.17	3.91	59.17	NM	0.48	6.20	NM	1,384	9.36	8.92	2.41	-1.49	-16.38	-1.35	-14.80
NASB NASB Fin, Inc. of Grandview MO	30.45	239.58	-0.22	20.58	17.60	147.96	14.83	150.44	NM	0.90	2.96	52.02	1,615	10.03	9.88	2.87	0.87	8.73	-0.11	-1.11
FFFD North Central Bancshares of IA	15.35	20.66	-1.23	27.43	NM	55.96	4.48	55.96	NM	0.04	0.26	NM	461	10.20	10.20	NA	-0.99	-11.30	-0.35	-3.98
PVFC PVF Capital Corp. of Solon OH	2.19	17.03	-1.99	7.45	NM	29.40	1.90	29.40	NM	0.00	0.00	NM	898	6.45	6.45	NA	-1.68	-22.43	-1.74	-23.25
PFED Park Bancorp of Chicago IL	7.11	8.48	-1.74	21.70	NM	32.76	3.77	32.76	NM	0.00	0.00	NM	225	11.52	11.52	3.21	-1.39	-11.49	-0.93	-7.63
PULB Pulaski Fin Cp of St. Louis MO	8.64	87.25	-0.20	8.59	NM	100.58	5.78	105.75	NM	0.38	4.40	NM	1,509	7.77	7.51	4.12	-0.03	-0.42	-0.15	-2.08
RIVR River Valley Bancorp of IN	12.25	18.42	0.65	16.03	12.50	76.42	4.75	76.51	18.85	0.84	6.86	NM	388	6.22	6.21	NA	0.40	5.91	0.26	3.92
TFSL TFS Fin Corp MHC of OH (28.2)	11.44	1019.46	0.08	5.75	NM	198.96	32.78	200.00	NM	0.28	2.45	NM	10,783	16.48	16.40	2.60	0.38	2.20	0.23	1.35
TONE TierOne Corp. of Lincoln NE	2.38	42.92	-1.79	13.55	NM	17.56	1.36	17.85	NM	0.00	0.00	NM	3,161	7.73	7.62	10.69	-0.85	-10.44	-0.99	-12.22
UCBA United Comm Bncp MHC IN (41.1)	6.47	20.97	0.09	7.00	NM	92.43	12.68	92.43	NM	0.40	6.18	NM	402	13.71	13.71	3.09	0.18	1.29	0.18	1.29
UCFC United Community Fin. of OH	1.39	42.95	-1.50	7.59	NM	18.31	1.73	18.36	NM	0.00	0.00	NM	2,487	9.43	9.41	5.43	-1.59	-17.20	-1.76	-19.11
WSBF Waterstone Fin MHC of WI(26.2)	5.03	41.25	-0.90	5.55	NM	90.63	8.15	90.63	NM	0.00	0.00	NM	1,928	9.00	9.00	13.09	-1.42	-15.22	-1.48	-15.93
WAYN Wayne Savings Bancshares of OH	5.30	15.92	0.64	11.64	8.55	45.53	3.94	48.53	8.28	0.20	3.77	32.26	404	8.65	8.16	1.31	0.46	5.53	0.48	5.70

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Mid-Atlantic Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of August 28, 2009

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	9.81	244.92	-0.26	12.14	18.60	84.96	10.10	94.86	18.44	0.26	2.27	37.47	2,548	11.23	10.42	2.56	-0.24	-0.83	-0.06	-0.29
	Special Selection Grouping(8)	10.39	368.35	0.34	11.00	18.92	103.70	11.88	118.74	15.92	0.30	2.63	43.42	3,791	11.18	10.22	1.89	0.09	0.92	0.28	2.89
	Comparable Group																				
	Special Comparative Group(8)																				
ABBC	Abington Bancorp, Inc. of PA	8.15	177.24	0.04	10.48	NM	77.77	14.98	77.77	NM	0.20	2.45	NM	1,183	19.26	19.26	4.83	0.02	0.09	0.07	0.37
ALLB	Alliance Bank MHC of PA (43.2)	8.50	25.66	0.20	7.08	NM	120.06	13.34	120.06	NM	0.12	1.41	NM	436	11.11	11.11	2.57	0.26	2.24	0.32	2.80
AF	Astoria Financial Corp. of NY	10.54	1022.99	0.85	12.34	NM	85.41	4.85	101.05	12.40	0.52	4.93	NM	21,101	5.68	4.84	1.87	0.11	2.02	0.38	6.88
BCSB	BCSB Bancorp, Inc. of MD	8.61	26.87	0.18	15.77	NM	54.60	4.58	57.40	NM	0.00	0.00	0.00	587	10.14	9.77	0.41	0.01	0.11	0.10	1.01
BFED	Beacon Federal Bancorp of NY	9.21	62.45	0.58	14.31	NM	64.36	5.97	64.36	15.88	0.20	2.17	NM	1,046	9.28	9.28	1.31	-0.36	-3.60	0.39	3.86
BNCL	Beneficial Mut MHC of PA(44.3)	9.01	328.61	0.10	7.57	NM	119.02	17.65	151.68	NM	0.00	0.00	0.00	4,186	14.83	12.02	2.52	0.17	1.07	0.21	1.33
BFSB	Brooklyn Fed MHC of NY (30.0)	13.50	53.68	0.55	7.10	29.35	190.14	31.58	190.14	24.55	0.40	2.96	NM	526	16.61	16.61	0.36	1.13	6.52	1.36	7.79
CMSB	CMS Bancorp Inc of W Plains NY	7.65	14.32	-0.29	11.44	NM	66.87	5.94	66.87	NM	0.00	0.00	NM	241	8.88	8.88	NA	-0.24	-2.32	-0.26	-2.49
CBNJ	Cape Bancorp, Inc. of NJ	8.28	110.24	-2.14	10.74	NM	77.09	9.93	92.10	NM	0.00	0.00	NM	1,111	12.87	11.01	2.80	-3.71	-26.44	-2.55	-18.14
CARV	Carver Bancorp, Inc. of NY	5.81	14.35	-2.42	18.38	NM	31.61	1.77	31.85	NM	0.40	6.88	NM	810	7.95	7.91	3.12	-0.83	-11.56	-0.75	-10.44
CSBK	Clifton Svg Bp MHC of NJ(37.5)	10.52	105.94	0.20	6.50	NM	161.85	28.05	161.85	NM	0.20	1.90	NM	1,002	17.33	17.33	0.14	0.51	2.81	0.56	3.12
COBK	Colonial Bank MHC of NJ (44.9)	7.50	14.92	0.38	9.66	25.86	77.64	5.94	77.64	19.74	0.00	0.00	0.00	559	7.65	7.65	0.52	0.24	3.16	0.32	4.14
DCOM	Dime Community Bancshars of NY	11.75	404.04	0.86	8.24	17.28	142.60	10.17	177.22	13.66	0.56	4.77	NM	3,974	7.13	5.82	0.38	0.60	8.41	0.75	10.63
ESBF	ESB Financial Corp. of PA	13.63	164.12	1.03	12.64	14.50	107.83	8.36	150.44	13.23	0.40	2.93	42.55	1,963	7.79	5.72	0.24	0.58	8.12	0.63	8.89
ESSA	ESSA Bancorp, Inc. of PA	13.26	198.78	0.42	12.35	34.00	107.37	18.88	107.37	31.57	0.20	1.51	51.28	1,053	17.58	17.58	0.64	0.57	2.99	0.62	3.22
ESBK	Elmira Svgs Bank, FSB of NY	16.56	31.76	1.60	17.80	11.11	93.03	6.16	151.51	10.35	0.80	4.83	53.69	516	10.18	7.82	0.69	0.60	6.03	0.64	6.48
FFCO	FedFirst Fin MHC of PA (43.0)	4.25	11.66	0.24	6.39	NM	66.51	7.78	68.33	17.71	0.00	0.00	NM	346	11.71	11.43	0.59	-0.59	-5.03	0.44	3.77
FSBI	Fidelity Bancorp, Inc. of PA	6.75	20.55	1.18	14.24	NM	47.40	2.78	50.52	5.72	0.08	1.19	NM	741	6.75	6.42	2.53	-0.12	-1.83	0.49	7.71
FKFS	First Keystone Fin., Inc of PA	9.00	21.90	-0.36	13.44	NM	66.96	4.17	66.96	NM	0.00	0.00	NM	525	6.22	6.22	0.61	-0.56	-8.84	-0.17	-2.65
FNFG	First Niagara Fin. Group of NY	13.20	1976.87	0.52	12.81	26.94	103.04	17.08	173.68	25.38	0.56	4.24	NM	11,577	16.57	10.54	0.50	0.76	4.44	0.80	4.71
FFIC	Flushing Fin. Corp. of NY	13.24	288.59	1.75	11.17	15.95	118.53	7.10	128.17	7.57	0.52	3.93	62.65	4,064	7.68	7.26	1.51	0.47	6.48	0.99	13.67
FXCB	Fox Chase Bncp MHC of PA(42.3)	9.61	57.48	0.11	9.02	NM	106.54	11.34	106.54	NM	0.00	0.00	0.00	1,170	10.64	10.64	0.66	0.15	1.24	0.15	1.24
GCBC	Green Co Bcrp MHC of NY (43.8)	14.49	26.02	1.30	9.81	14.49	147.71	12.92	147.71	11.15	0.68	4.69	68.00	461	8.74	8.74	0.63	0.94	10.78	1.22	14.01
HARL	Harleysville Svgs Fin Cp of PA	14.00	50.61	1.50	13.66	10.22	102.49	6.13	102.49	9.33	0.76	5.43	55.47	825	5.98	5.98	NA	0.60	10.33	0.66	11.31
HCBK	Hudson City Bancorp, Inc of NJ	12.87	6733.75	0.96	9.83	13.41	130.93	11.73	135.05	13.41	0.60	4.66	62.50	57,407	8.96	8.71	0.77	0.93	10.19	0.93	10.19
IFSB	Independence FSB of DC	1.86	2.89	-0.48	5.79	NM	32.12	1.57	32.12	NM	0.00	0.00	NM	184	4.88	4.88	6.46	-0.26	-5.22	-0.43	-8.63
ISBC	Investors Bcrp MHC of NJ(40.5)	9.29	410.30	0.35	7.14	NM	130.11	13.10	133.67	26.54	0.00	0.00	NM	8,136	10.06	9.82	1.50	-0.90	-8.17	0.56	5.01
KRNY	Kearny Fin Cp MHC of NJ (27.7)	10.89	212.63	0.10	6.91	NM	157.60	35.73	190.38	NM	0.20	1.84	NM	2,110	22.67	19.53	NA	0.30	1.31	0.33	1.46
LSBK	Lake Shore Bnp MHC of NY(42.6)	7.88	21.24	0.44	8.72	19.70	90.37	11.67	90.37	17.91	0.20	2.54	50.00	418	12.91	12.91	0.40	0.61	4.63	0.68	5.10
MSBF	MSB Fin Corp MHC of NJ (43.5)	9.00	21.38	0.10	7.77	NM	115.83	13.80	115.83	NM	0.12	1.33	NM	350	11.92	11.92	2.73	0.15	1.13	0.17	1.26
MGYR	Magyar Bancorp MHC of NJ(44.4)	4.01	10.25	-1.74	6.97	NM	57.53	4.15	57.53	NM	0.00	0.00	NM	558	7.21	7.21	6.88	-1.73	-21.02	-1.87	-22.72
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.75	27.00	0.30	11.34	37.50	85.98	8.48	85.98	32.50	0.12	1.23	46.15	707	9.87	9.87	2.18	0.24	2.30	0.28	2.66
NECB	NE Comm Bncrp MHC of NY (45.0)	7.25	43.14	0.12	8.37	NM	86.62	18.53	88.20	NM	0.12	1.66	NM	517	21.40	21.09	1.14	0.33	1.32	0.36	1.44
NYB	New York Community Bcrp of NY	10.79	3724.79	1.09	12.20	12.26	88.44	11.34	219.31	9.90	1.00	9.27	NM	32,860	12.82	5.60	1.04	0.94	7.16	1.17	8.87
NFBK	Northfield Bcp MHC of NY(45.0)	12.43	250.60	0.28	8.70	NM	142.87	29.69	149.22	NM	0.16	1.29	61.54	1,879	20.78	20.07	2.07	0.67	3.04	0.72	3.27
NWSB	Northwest Bcrp MHC of PA(37.0)	20.70	371.59	1.07	13.04	24.64	158.74	14.16	220.45	19.35	0.88	4.25	NM	7,092	8.92	6.59	1.95	0.58	6.54	0.74	8.33
OSHC	Ocean Shr Hldg MHC of NJ(42.8)	8.24	29.35	0.59	7.91	25.75	104.17	9.47	104.17	13.97	0.20	2.43	62.50	724	9.09	9.09	0.63	0.39	4.13	0.71	7.61
OCFC	OceanFirst Fin. Corp of NJ	13.41	165.91	1.01	10.07	12.08	133.17	8.69	133.17	13.28	0.80	5.97	72.07	1,910	8.48	8.48	1.17	0.73	9.97	0.66	9.07
ONFC	Oneida Financl MHC of NY(44.6)	8.56	29.75	0.01	6.78	NM	126.25	12.02	239.11	NM	0.48	5.61	NM	558	9.98	5.75	0.12	-0.10	-1.02	0.01	0.15
ORIT	Oritani Fin Cp MHC of NJ(29.8)	13.95	163.59	0.19	6.47	NM	215.61	27.07	215.61	NM	0.20	1.43	NM	1,914	12.56	12.56	2.74	0.33	2.18	0.42	2.76
PBCI	Pamrapo Bancorp, Inc. of NJ(7)	6.08	30.01	-0.04	10.21	NM	59.55	5.21	59.55	NM	0.00	0.00	NM	575	8.76	8.76	3.50	-0.45	-4.83	-0.03	-0.36
PVSA	Parkvale Financial Corp of PA	9.00	48.85	1.62	21.92	NM	41.06	2.56	54.55	5.56	0.20	2.22	NM	1,907	7.90	6.46	1.76	-0.55	-7.13	0.47	6.05
PBHC	Pathfinder BC MHC of NY (36.3)	6.46	5.83	0.71	8.09	NM	79.85	4.62	98.63	9.10	0.12	1.86	NM	347	5.79	4.74	0.82	0.10	1.72	0.50	8.72
PFS	Provident Fin. Serv. Inc of NJ	11.17	668.38	-1.95	14.58	NM	76.61	10.02	130.34	NM	0.44	3.94	NM	6,669	13.08	8.13	1.04	-1.79	-12.18	-1.79	-12.18
PBNY	Provident NY Bncrp, Inc. of NY	9.37	371.17	0.43	10.62	13.58	88.23	13.14	146.18	21.79	0.24	2.56	34.78	2,824	14.89	9.55	0.90	0.94	6.63	0.59	4.13
PBIP	Prudential Bncp MHC PA (37.2)	10.62	32.19	0.08	5.28	NM	201.14	21.32	201.14	NM	0.20	1.88	NM	515	10.60	10.60	1.19	-0.35	-2.71	0.17	1.27
ROMA	Roma Fin Corp MHC of NJ (27.9)	12.69	110.66	0.13	6.87	NM	184.72	31.65	185.26	NM	0.32	2.52	NM	1,240	17.26	17.22	NA	0.34	1.72	0.37	1.87
ROME	Rome Bancorp, Inc. of Rome NY	8.70	59.85	0.44	8.66	21.75	100.46	17.78	100.46	19.77	0.34	3.91	NM	337	17.70	17.70	0.47	0.82	4.49	0.91	4.94
SVBI	Severn Bancorp, Inc. of MD	3.74	37.65	-0.87	8.70	NM	42.99	3.76	43.14	NM	0.12	3.21	NM	1,002	11.39	11.37	11.31	-0.92	-8.07	-0.90	-7.89
THRD	TF Fin. Corp. of Newtown PA	18.70	49.80	1.39	26.16	12.38	71.48	6.87	76.45	13.45	0.80	4.28	52.98	724	9.62	9.05	0.58	0.56	5.81	0.51	5.35
TRST	TrustCo Bank Corp NY of NY	6.32	482.98	0.38	3.12	17.08	202.56	13.47	203.22	16.63	0.25	3.96	67.57	3,585	6.65	6.63	1.42	0.81	11.86	0.83	12.18
WSB	WSB Holdings, Inc. of Bowie MD	2.29	17.98	-0.37	6.93	NM	33.04	3.93	33.04	NM	0.08	3.49	NM	458	11.88	11.88	7.76	-0.52	-4.20	-0.64	-5.17
WSFS	WSFS Financial Corp. of DE	28.75	177.99	1.81	36.00	15.05	79.86	5.02	85.80	15.88	0.48	1.67	25.13	3,543	7.78	7.37	2.26	0.36	5.15	0.34	4.88
WVFC	WVS Financial Corp. of PA	15.20	31.48	1.49	14.99	10.20	101.40	7.09	101.40	10.20	0.64	4.21	42.95	444	6.99	6.99	NA	0.71	9.74	0.71	9.74

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

(8) Includes Mid-Atlantic Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2009 (000)	Proj. Pop. 2014	2000-2009 % Change	2009-2014 % Change	Per Capita Income 2009 Amount	Per Capita Income % State Average	Deposit Market Share(1)
Citizens Community Bancorp - WI	Eau Claire	93	98	101	5.4%	3.1%	25,613	96.4%	11.9%
Elmira Savings Bank - NY	Chemung	91	88	86	-3.0%	-2.3%	23,177	77.5%	22.2%
FFD Financial Corp. - OH	Tuscarawas	91	92	92	1.4%	0.3%	20,811	78.3%	11.6%
First Capital, Inc. - IN	Harrison	34	37	39	8.9%	3.3%	23,448	90.2%	39.6%
LSB Financial Corp. - IN	Tippecanoe	149	166	175	11.4%	5.7%	25,302	97.3%	12.2%
Liberty Bancorp, Inc. - MO	Clay	184	216	235	17.5%	8.6%	30,056	118.9%	4.4%
River Valley Bancorp - IN	Jefferson	32	33	33	3.5%	1.2%	22,545	86.7%	46.3%
Rome Bancorp, Inc. - NY	Oneida	235	233	232	-0.9%	-0.6%	23,181	77.5%	6.6%
WVS Financial Corp. - PA	Allegheny	1,282	1,230	1,202	-4.1%	-2.3%	28,655	106.5%	0.2%
Wayne Savings Bancshares - OH	Wayne	112	116	118	4.1%	1.5%	22,541	84.8%	13.5%
	Averages:	**230**	**231**	**231**	**4.4%**	**1.8%**	**24,533**	**91.4%**	**16.9%**
	Medians:	**102**	**107**	**109**	**3.8%**	**1.3%**	**23,315**	**88.4%**	**12.1%**
Harvard Illinois Financial - IL	**McHenry**	**260**	**331**	**363**	**27.1%**	**9.8%**	**34,218**	**119.7%**	**1.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2008.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1

Stock Prices:
As of August 28, 2009

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of August 28, 2009

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1)	Shares Outst- anding	Market Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Tangible Book Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	9.83	29,376	292.4	15.28	6.46	10.04	-2.08	-24.36	2.51	-0.70	-0.43	13.75	12.52	162.95
NYSE Traded Companies(6)	8.21	181,443	1,184.0	18.63	5.29	8.54	-2.46	-41.98	-16.07	-3.79	-4.02	11.42	7.75	167.93
AMEX Traded Companies(1)	33.17	2,095	69.5	35.75	22.35	34.94	-5.07	-0.99	32.63	3.47	3.85	33.44	31.66	376.86
NASDAQ Listed OTC Companies(102)	9.69	20,525	241.2	14.88	6.38	9.88	-2.03	-23.54	3.33	-0.55	-0.26	13.69	12.62	160.51
California Companies(5)	5.72	5,522	31.2	9.48	3.32	5.59	0.43	-21.68	19.79	-0.77	-0.65	12.46	12.30	208.95
Florida Companies(2)	3.89	7,695	30.8	12.84	1.83	4.08	-4.87	-51.16	-26.12	-11.29	-12.17	11.43	10.70	300.96
Mid-Atlantic Companies(31)	10.73	49,657	572.0	17.55	7.12	11.01	-1.83	-23.25	-8.71	0.08	0.41	13.31	11.61	168.26
Mid-West Companies(34)	8.28	21,867	66.5	13.35	4.76	8.44	-3.32	-33.85	9.85	-1.53	-1.36	13.57	12.86	171.25
New England Companies(17)	12.78	37,539	529.1	17.38	9.62	13.17	-2.93	-10.18	8.95	0.08	0.49	14.74	12.74	134.47
North-West Companies(5)	6.30	26,530	313.7	12.47	4.12	6.20	3.38	-43.44	-7.69	-1.14	-0.24	10.71	9.47	102.25
South-East Companies(11)	12.23	5,716	63.9	17.06	8.00	12.46	-0.56	-15.22	0.09	0.47	0.69	16.59	15.27	158.63
South-West Companies(1)	8.00	2,792	22.3	10.25	6.80	8.00	0.00	-17.95	10.19	-0.87	0.03	8.87	8.46	56.75
Western Companies (Excl CA)(3)	10.92	12,091	141.8	14.30	8.34	11.20	-2.97	4.18	7.87	0.70	0.54	15.47	15.47	159.56
Thrift Strategy(103)	9.81	27,180	251.8	14.89	6.48	10.00	-2.04	-23.69	2.94	-0.40	-0.08	13.60	12.39	155.65
Mortgage Banker Strategy(3)	4.53	13,013	41.7	12.97	1.68	4.37	-1.51	-34.79	-0.44	-11.41	-12.75	13.05	12.49	322.44
Real Estate Strategy(1)	2.19	7,774	17.0	5.16	1.20	2.16	1.39	-51.33	23.03	-1.92	-1.99	7.45	7.45	115.47
Diversified Strategy(2)	22.40	175,620	2,858.0	43.63	15.60	24.43	-6.70	-29.06	-25.04	1.15	1.09	25.45	21.99	316.32
Companies Issuing Dividends(76)	11.49	32,311	392.1	17.36	7.50	11.75	-1.57	-19.16	2.75	0.08	0.27	14.82	13.21	170.42
Companies Without Dividends(33)	5.75	22,180	48.1	10.19	3.92	5.85	-3.35	-37.12	1.93	-2.60	-2.15	11.13	10.85	144.64
Equity/Assets <6%(20)	6.55	35,948	112.7	13.90	3.28	6.74	-4.93	-45.39	-3.02	-3.18	-2.34	11.22	10.64	234.39
Equity/Assets 6-12%(60)	10.25	18,499	204.5	15.91	6.37	10.43	-0.95	-24.85	5.50	-0.15	-0.04	14.83	13.69	181.47
Equity/Assets >12%(29)	11.11	47,199	589.1	14.90	8.75	11.41	-2.52	-9.59	0.06	-0.18	0.03	13.20	11.38	78.47
Converted Last 3 Mths (no MHC)(1)	16.00	12,233	195.7	16.34	14.00	16.11	-0.68	60.00	60.00	0.65	0.78	16.84	16.84	108.54
Actively Traded Companies(6)	16.53	21,597	334.8	30.25	9.39	17.10	-4.77	-19.65	24.52	0.31	1.07	19.54	18.16	273.72
Market Value Below $20 Million(24)	5.27	3,454	12.3	11.24	3.24	5.48	-5.05	-45.50	2.07	-1.83	-1.11	11.85	11.67	173.92
Holding Company Structure(103)	9.69	30,760	306.1	15.37	6.39	9.92	-2.18	-25.00	2.40	-0.79	-0.51	13.76	12.53	161.96
Assets Over $1 Billion(51)	10.18	57,984	584.3	17.57	6.42	10.47	-2.35	-25.91	-4.31	-1.10	-1.00	13.22	11.45	163.23
Assets $500 Million-$1 Billion(32)	10.12	5,489	47.6	13.98	6.52	10.27	-0.48	-21.78	9.99	-0.27	0.25	14.46	13.21	175.16
Assets $250-$500 Million(17)	9.50	3,317	27.8	12.83	7.13	9.65	-4.09	-22.10	3.10	-0.29	0.06	14.14	13.94	159.40
Assets less than $250 Million(9)	7.49	1,942	13.8	11.64	5.24	7.61	-2.31	-28.93	13.55	-0.66	-0.49	13.52	13.42	126.06
Goodwill Companies(65)	10.19	37,357	442.0	16.91	6.36	10.46	-2.58	-27.61	-1.64	-0.98	-0.65	13.66	11.61	172.19
Non-Goodwill Companies(44)	9.29	17,498	69.8	12.86	6.62	9.42	-1.34	-19.52	8.70	-0.28	-0.10	13.88	13.88	149.20
Acquirors of FSLIC Cases(2)	8.57	44,800	674.1	16.11	5.69	8.46	-2.26	-39.57	-21.97	-0.19	0.06	10.81	9.59	127.75

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 28, 2009

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	9.75	28,536	117.8	13.82	7.13	9.94	-0.62	-19.21	-0.18	0.06	0.19	7.85	7.35	72.21
NASDAQ Listed OTC Companies(40)	9.75	28,536	117.8	13.82	7.13	9.94	-0.62	-19.21	-0.18	0.06	0.19	7.85	7.35	72.21
California Companies(1)	8.71	13,305	39.7	10.60	6.15	9.03	-3.54	-13.16	34.00	0.35	0.37	6.91	6.60	66.23
Mid-Atlantic Companies(23)	9.96	24,675	102.8	13.76	7.24	10.09	-0.16	-17.75	-1.61	0.10	0.25	7.98	7.45	73.28
Mid-West Companies(8)	11.57	55,679	235.8	16.18	9.05	11.79	-0.40	-8.84	13.62	0.15	0.10	8.56	7.89	70.94
New England Companies(5)	7.24	13,284	50.8	11.19	4.57	7.20	0.88	-33.32	-8.49	-0.10	0.24	7.07	6.75	71.77
South-East Companies(2)	5.40	11,927	16.9	10.08	3.41	6.02	-4.56	-43.80	-24.74	-0.47	-0.34	5.87	5.71	59.31
South-West Companies(1)	12.64	24,929	135.8	20.00	10.47	14.00	-9.71	-22.12	-21.25	0.01	-0.10	7.94	7.90	91.78
Thrift Strategy(40)	9.75	28,536	117.8	13.82	7.13	9.94	-0.62	-19.21	-0.18	0.06	0.19	7.85	7.35	72.21
Companies Issuing Dividends(30)	10.75	28,148	123.6	14.73	7.86	11.00	-1.53	-14.79	2.47	0.19	0.30	7.88	7.37	71.03
Companies Without Dividends(10)	6.75	29,702	100.5	11.07	4.93	6.74	2.10	-32.47	-8.13	-0.32	-0.14	7.75	7.31	75.75
Equity/Assets <6%(1)	6.46	2,485	5.8	13.50	4.75	6.46	0.00	-36.04	3.36	0.14	0.71	8.09	6.55	139.73
Equity/Assets 6-12%(23)	9.68	19,369	94.3	14.40	7.23	9.84	0.35	-24.85	-2.22	0.00	0.18	8.08	7.61	87.34
Equity/Assets >12%(16)	10.06	43,343	158.6	13.00	7.14	10.30	-2.06	-10.06	2.53	0.15	0.17	7.50	7.03	46.24
Market Value Below $20 Million(1)	6.46	2,485	5.8	13.50	4.75	6.46	0.00	-36.04	3.36	0.14	0.71	8.09	6.55	139.73
Holding Company Structure(37)	9.73	29,489	122.6	13.96	7.13	9.88	-0.17	-20.24	-0.91	0.06	0.18	7.98	7.45	73.91
Assets Over $1 Billion(15)	12.95	63,210	275.3	18.71	9.75	13.30	-2.21	-18.66	-7.08	0.10	0.20	8.04	7.56	66.03
Assets $500 Million-$1 Billion(12)	7.42	9,493	26.8	10.83	5.56	7.73	-3.23	-28.85	-3.80	-0.12	0.01	7.44	7.09	76.50
Assets $250-$500 Million(12)	7.79	5,963	18.2	10.59	5.29	7.70	3.75	-15.43	9.02	0.18	0.35	8.05	7.51	79.11
Assets less than $250 Million(1)	13.28	7,829	43.4	15.00	8.80	13.00	2.15	42.80	36.21	0.17	0.16	7.51	5.61	30.64
Goodwill Companies(22)	9.12	38,616	146.6	13.58	6.56	9.24	0.42	-22.18	-4.11	0.02	0.21	7.68	6.78	71.44
Non-Goodwill Companies(18)	10.52	16,217	82.7	14.11	7.83	10.79	-1.89	-15.58	4.62	0.11	0.16	8.05	8.05	73.15
MHC Institutions(40)	9.75	28,536	117.8	13.82	7.13	9.94	-0.62	-19.21	-0.18	0.06	0.19	7.85	7.35	72.21

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 28, 2009

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	10.54	97,058	1,023.0	30.00	5.85	11.07	-4.79	-51.16	-36.04	0.25	0.85	12.34	10.43	217.41
BBX	BankAtlantic Bancorp Inc of FL*	4.15	11,239	46.6	15.00	0.66	4.16	-0.24	-44.67	-28.45	-21.41	-23.21	14.82	13.36	468.10
FBC	Flagstar Bancorp, Inc. of MI*	0.82	468,530	384.2	5.25	0.40	0.80	2.50	-81.74	15.49	-0.91	-1.26	1.38	1.38	35.05
NYB	New York Community Bcrp of NY*	10.79	345,208	3,724.8	22.00	7.68	11.15	-3.23	-33.76	-9.78	0.88	1.09	12.20	4.92	95.19
NAL	NewAlliance Bancshares of CT*	11.77	106,788	1,256.9	17.98	9.36	12.44	-5.39	-13.77	-10.63	0.40	0.37	13.18	7.87	80.36
PFS	Provident Fin. Serv. Inc of NJ*	11.17	59,837	668.4	21.53	7.81	11.59	-3.62	-26.75	-26.99	-1.95	-1.95	14.58	8.57	111.45
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	33.17	2,095	69.5	35.75	22.35	34.94	-5.07	-0.99	32.63	3.47	3.85	33.44	31.66	376.86
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	8.15	21,747	177.2	12.40	5.88	8.43	-3.32	-18.50	-11.89	0.01	0.04	10.48	10.48	54.42
ALLB	Alliance Bank MHC of PA (43.2)	8.50	6,847	25.7	8.93	6.53	8.75	-2.86	0.00	13.33	0.16	0.20	7.08	7.08	63.73
ABCW	Anchor BanCorp Wisconsin of WI*	1.28	21,579	27.6	13.91	0.38	1.48	-13.51	-84.06	-53.62	-11.63	-12.08	5.86	5.65	245.27
ACFC	Atl Cst Fed Cp of GA MHC(35.3)	2.10	13,444	10.0	8.15	1.74	2.02	3.96	-72.07	-46.15	-0.84	-0.74	5.76	5.54	73.38
BCSB	BCSB Bancorp, Inc. of MD*	8.61	3,121	26.9	11.25	6.59	8.25	4.36	-21.44	-1.15	0.02	0.18	15.77	15.00	188.11
BKMU	Bank Mutual Corp of WI*	8.83	46,567	411.2	14.25	6.86	9.49	-6.95	-26.36	-23.48	0.40	0.31	8.59	7.42	74.03
BFIN	BankFinancial Corp. of IL*	10.06	21,416	215.4	15.98	7.19	10.20	-1.37	-32.93	-1.28	-0.82	-0.05	12.34	11.05	73.44
BFED	Beacon Federal Bancorp of NY*	9.21	6,781	62.5	10.11	6.71	9.35	-1.50	-8.36	12.32	-0.54	0.58	14.31	14.31	154.28
BNCL	Beneficial Mut MHC of PA(44.3)	9.01	81,981	328.6	14.64	8.31	9.16	-1.64	-22.33	-19.91	0.08	0.10	7.57	5.94	51.06
BHLB	Berkshire Hills Bancorp of MA*	22.69	13,916	315.8	32.00	18.46	23.62	-3.94	-17.43	-26.47	0.91	1.07	29.29	16.52	192.66
BOFI	Bofi Holding, Inc. Of CA*	7.25	8,036	58.3	7.60	3.01	6.88	5.38	15.81	52.63	0.66	1.25	9.37	9.37	155.45
BYFC	Broadway Financial Corp. of CA*	5.11	1,743	8.9	9.35	3.84	5.50	-7.09	-38.43	33.07	0.69	0.85	12.71	12.71	276.71
BRKL	Brookline Bancorp, Inc. of MA*	10.60	59,031	625.7	16.00	7.57	11.28	-6.03	3.41	-0.47	0.25	0.28	8.23	7.43	44.74
BFSB	Brooklyn Fed MHC of NY (30.0)	13.50	12,299	53.7	15.38	9.50	13.98	-3.43	-9.27	-3.91	0.46	0.55	7.10	7.10	42.75
CITZ	CFS Bancorp, Inc of Munster IN*	4.16	10,764	44.8	12.15	1.71	3.84	8.33	-53.93	6.67	-0.80	-0.59	10.73	10.73	101.70
CMSB	CMS Bancorp Inc of W Plains NY*	7.65	1,872	14.3	10.05	5.78	8.00	-4.37	-23.58	9.29	-0.27	-0.29	11.44	11.44	128.81
CBNJ	Cape Bancorp, Inc. of NJ*	8.28	13,314	110.2	10.00	6.50	8.85	-6.44	-9.90	-10.49	-3.12	-2.14	10.74	8.99	83.42
CFFN	Capitol Fd Fn MHC of KS (29.6)	32.42	74,098	709.6	51.56	32.09	34.37	-5.67	-25.86	-28.90	0.88	0.89	12.45	12.45	112.27
CARV	Carver Bancorp, Inc. of NY*	5.81	2,470	14.4	8.03	1.50	6.00	-3.17	-24.25	16.20	-2.68	-2.42	18.38	18.24	327.79
CEBK	Central Bncrp of Somerville MA*	8.41	1,640	13.8	31.50	3.04	9.10	-7.58	-34.25	73.76	-4.06	-0.12	19.69	18.33	341.53
CFBK	Central Federal Corp. of OH*	2.71	4,100	11.1	4.10	1.85	2.80	-3.21	-25.75	-9.06	-0.21	-0.26	6.11	6.11	70.34
CHEV	Cheviot Fin Cp MHC of OH(38.6)	8.41	8,869	28.8	9.80	5.15	9.00	-6.56	-3.33	30.39	0.16	0.14	7.73	7.73	38.62
CBNK	Chicopee Bancorp, Inc. of MA*	13.01	6,442	83.8	13.76	9.90	13.28	-2.03	-0.69	9.33	-0.06	-0.01	14.62	14.62	83.74
CZWI	Citizens Comm Bncorp Inc of WI*	5.11	5,477	28.0	7.96	5.05	5.12	-0.20	-36.12	-27.00	-0.60	0.30	10.19	8.95	99.82
CTZN	Citizens First Bancorp of MI*	1.00	7,714	7.7	7.66	0.50	1.09	-8.26	-77.27	-52.38	-11.11	-6.49	7.72	7.49	250.56
CSBC	Citizens South Bnkg Corp of NC*	5.80	7,527	43.7	8.17	3.86	5.50	5.45	-27.32	-3.17	0.20	0.27	11.11	7.08	111.10
CSBK	Clifton Svg Bp MHC of NJ(37.5)	10.52	26,710	105.9	13.00	7.71	11.03	-4.62	-8.28	-11.30	0.18	0.20	6.50	6.50	37.50
COBK	Colonial Bank MHC of NJ (44.9)	7.50	4,423	14.9	11.48	5.51	8.40	-10.71	-31.82	-4.46	0.29	0.38	9.66	9.66	126.30
CFFC	Community Fin. Corp. of VA*	3.90	4,362	17.0	7.85	2.04	3.90	0.00	-50.32	1.83	-1.48	0.30	7.98	7.98	121.82
DNBK	Danvers Bancorp, Inc. of MA*	12.94	17,129	221.6	15.27	10.55	12.93	0.08	7.21	-3.22	0.09	0.09	13.15	13.13	105.51
DCOM	Dime Community Bancshars of NY*	11.75	34,386	404.0	23.55	6.46	12.46	-5.70	-29.05	-11.65	0.68	0.86	8.24	6.63	115.58
ESBF	ESB Financial Corp. of PA*	13.63	12,041	164.1	15.44	7.28	14.38	-5.22	31.69	26.91	0.94	1.03	12.64	9.06	163.06
ESSA	ESSA Bancorp, Inc. of PA*	13.26	14,991	198.8	14.28	11.00	13.54	-2.07	-1.27	-6.16	0.39	0.42	12.35	12.35	70.24
ESBK	Elmira Svgs Bank, FSB of NY*	16.56	1,918	31.8	16.99	7.07	16.18	2.35	26.80	22.67	1.49	1.60	17.80	10.93	268.93
FFDF	FFD Financial Corp of Dover OH*	13.35	1,010	13.5	15.90	10.01	13.04	2.38	8.98	22.03	0.97	0.71	17.65	17.65	186.53
FFCO	FedFirst Fin MHC of PA (43.0)	4.25	6,325	11.7	8.00	3.05	3.15	34.92	-25.44	-0.70	-0.32	0.24	6.39	6.22	54.66
FSBI	Fidelity Bancorp, Inc. of PA*	6.75	3,045	20.6	14.00	5.23	6.46	4.49	-37.38	8.35	-0.28	1.18	14.24	13.36	243.23
FABK	First Advantage Bancorp of TN*	9.85	4,409	43.4	11.64	8.96	10.20	-3.43	-11.66	-3.90	-2.02	0.29	15.82	15.82	79.45
FBSI	First Bancshares, Inc. of MO*	8.76	1,551	13.6	17.00	6.83	10.00	-12.40	-47.86	-44.56	-1.88	-2.14	16.01	15.88	156.88
FCAP	First Capital, Inc. of IN*	16.20	2,771	44.9	18.49	11.77	16.00	1.25	1.25	6.02	0.79	0.73	16.82	14.80	162.16
FCLF	First Clover Leaf Fin Cp of IL*	7.75	8,150	63.2	9.00	6.00	7.75	0.00	-12.92	12.97	-0.76	-0.78	9.83	8.22	74.08
FCFL	First Community Bk Corp of FL*	3.62	4,151	15.0	10.67	3.00	4.00	-9.50	-57.66	-23.79	-1.17	-1.13	8.03	8.03	133.81
FDEF	First Defiance Fin. Corp of OH*	17.55	8,118	142.5	18.33	3.76	17.77	-1.24	3.91	127.04	0.78	0.53	24.20	16.30	249.27
FFNM	First Fed of N. Michigan of MI*	1.95	2,884	5.6	5.97	0.65	2.00	-2.50	-61.00	56.00	-0.98	-0.93	10.25	9.88	83.39
FFBH	First Fed. Bancshares of AR*	4.38	4,847	21.2	10.00	2.25	4.18	4.78	-43.04	-42.22	-0.48	-0.48	14.58	14.58	162.31
FFSX	First Federal Bankshares of IA*	0.62	3,304	2.0	7.25	0.61	1.06	-41.51	-89.74	-66.49	-6.11	-3.51	4.64	4.64	150.91
FFNW	First Fin NW, Inc of Renton WA*	7.30	20,337	148.5	11.02	6.81	7.48	-2.41	-28.64	-21.84	-1.42	-1.37	12.48	12.48	63.83
FFCH	First Fin. Holdings Inc. of SC*	17.40	11,699	203.6	42.61	4.95	18.00	-3.33	-21.48	-14.03	2.97	0.66	19.49	16.43	308.32
FFHS	First Franklin Corp. of OH*	6.15	1,681	10.3	11.50	1.50	6.34	-3.00	-27.65	53.75	-0.22	-0.64	14.28	14.28	184.73
FKFS	First Keystone Fin., Inc of PA*	9.00	2,433	21.9	10.73	6.30	9.00	0.00	-10.54	14.50	-1.20	-0.36	13.44	13.44	215.94

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 28, 2009

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FNFG First Niagara Fin. Group of NY*	13.20	149,763	1,976.9	22.39	9.48	13.36	-1.20	-11.53	-18.37	0.49	0.52	12.81	7.60	77.30
FPTB First PacTrust Bancorp of CA*	6.85	4,249	29.1	13.45	4.75	6.80	0.74	-44.31	-29.02	-0.57	-0.45	18.02	18.02	210.32
FPFC First Place Fin. Corp. of OH*	3.24	16,973	55.0	15.00	1.40	3.28	-1.22	-68.11	-15.40	-6.58	-7.01	12.51	11.83	200.58
FSFG First Savings Fin. Grp. of IN*	10.80	2,542	27.5	11.00	8.25	10.22	5.68	8.00	10.09	-0.04	-0.02	20.52	20.52	96.61
FFIC Flushing Fin. Corp. of NY*	13.24	21,797	288.6	21.50	4.03	13.94	-5.02	-25.16	10.70	0.83	1.75	11.17	10.33	186.43
FXCB Fox Chase Bncp MHC of PA(42.3)	9.61	13,800	57.5	13.25	8.05	9.69	-0.83	-21.55	-12.64	0.11	0.11	9.02	9.02	84.76
GSLA GS Financial Corp. of LA*	16.02	1,274	20.4	17.44	10.51	15.60	2.69	6.80	28.16	0.77	0.48	22.09	22.09	207.80
GCBC Green Co Bcrp MHC of NY (43.8)	14.49	4,105	26.0	15.99	9.50	14.00	3.50	9.36	37.87	1.00	1.30	9.81	9.81	112.19
HFFC HF Financial Corp. of SD*	12.75	4,026	51.3	15.81	9.00	12.60	1.19	-15.84	-0.55	1.89	1.59	17.16	15.93	291.11
HMNF HMN Financial, Inc. of MN*	3.91	4,245	16.6	14.97	1.52	4.10	-4.63	-72.09	-6.46	-5.26	-5.59	17.94	17.94	248.20
HBNK Hampden Bancorp, Inc. of MA*	10.59	7,447	78.9	11.30	7.75	10.72	-1.21	1.83	15.86	0.05	0.05	13.03	13.03	77.58
HARL Harleysville Svgs Fin Cp of PA*	14.00	3,615	50.6	16.22	10.08	14.02	-0.14	9.80	4.24	1.37	1.50	13.66	13.66	228.26
HWFG Harrington West Fncl Grp of CA*	1.23	7,364	9.1	6.99	1.00	1.31	-6.11	-65.83	-38.50	-3.42	-1.96	3.75	2.94	148.29
HBOS Heritage Fn Gp MHC of GA(25.8)	8.70	10,410	23.8	12.00	5.08	10.01	-13.09	-15.53	-3.33	-0.09	0.06	5.97	5.87	45.24
HIFS Hingham Inst. for Sav. of MA*	31.75	2,124	67.4	33.95	22.10	32.00	-0.78	2.55	26.54	3.38	3.40	29.41	29.41	405.82
HBCP Home Bancorp Inc. Lafayette LA*	12.01	8,927	107.2	12.56	9.00	12.39	-3.07	20.10	23.18	0.42	0.61	14.58	14.58	59.08
HOME Home Federal Bancorp Inc of ID*	11.39	16,698	190.2	13.08	6.63	11.88	-4.12	3.17	6.25	-0.03	-0.07	11.90	11.90	40.29
HFBC HopFed Bancorp, Inc. of KY*	10.21	3,595	36.7	13.85	8.13	10.22	-0.10	-13.84	2.20	1.02	0.81	17.10	15.32	278.66
HCBK Hudson City Bancorp, Inc of NJ*	12.87	523,213	6,733.8	25.05	7.46	13.37	-3.74	-30.43	-19.36	0.96	0.96	9.83	9.53	109.72
IFSB Independence FSB of DC*	1.86	1,552	2.9	4.78	1.63	2.00	-7.00	-67.25	-46.09	-0.29	-0.48	5.79	5.79	118.73
ISBC Investors Bcrp MHC of NJ(40.5)	9.29	114,692	410.3	16.15	6.75	9.00	3.22	-36.80	-30.83	-0.57	0.35	7.14	6.95	70.94
JXSB Jcksnville Bcp MHC of IL(47.7)	10.49	1,921	10.0	11.49	6.79	10.01	4.80	10.42	7.81	0.60	0.29	12.33	10.91	153.95
JFBI Jefferson Bancshares Inc of TN*	5.90	6,709	39.6	9.90	4.66	6.22	-5.14	-33.41	-29.76	0.35	0.35	11.77	7.52	98.84
KFED K-Fed Bancorp MHC of CA (33.9)	8.71	13,305	39.7	10.60	6.15	9.03	-3.54	-13.16	34.00	0.35	0.37	6.91	6.60	66.23
KFFB KY Fst Fed Bp MHC of KY (40.9)	13.28	7,829	43.4	15.00	8.80	13.00	2.15	42.80	36.21	0.17	0.16	7.51	5.61	30.64
KRNY Kearny Fin Cp MHC of NJ (27.7)	10.89	69,213	212.6	15.33	7.78	11.00	-1.00	-21.94	-14.92	0.09	0.10	6.91	5.72	30.48
LSBX LSB Corp of No. Andover MA*	9.81	4,474	43.9	15.73	7.11	11.49	-14.62	-33.17	34.20	-0.66	0.82	13.26	13.26	176.16
LSBI LSB Fin. Corp. of Lafayette IN*	12.35	1,554	19.2	19.48	8.27	12.69	-2.68	-31.39	24.25	0.85	0.47	22.09	22.09	241.66
LPSB LaPorte Bancrp MHC of IN(47.3)	5.00	4,636	12.6	7.35	3.85	4.70	6.38	-25.93	-4.76	0.01	0.05	10.18	8.13	84.39
LSBK Lake Shore Bnp MHC of NY(42.6)	7.88	6,195	21.2	10.09	4.31	7.88	0.00	-14.81	12.57	0.40	0.44	8.72	8.72	67.54
LEGC Legacy Bancorp, Inc. of MA*	11.21	8,760	98.2	13.96	7.90	12.41	-9.67	-16.47	4.96	-0.25	0.19	14.09	12.69	108.44
LBCP Liberty Bancorp, Inc. of MO*	7.29	3,622	26.4	9.18	5.80	7.25	0.55	-16.69	-2.02	0.57	0.52	11.94	11.36	106.09
LABC Louisiana Bancorp, Inc. of LA*	13.85	5,310	73.5	14.66	11.42	13.65	1.47	9.14	8.20	0.53	0.53	15.00	15.00	60.68
MSBF MSB Fin Corp MHC of NJ (43.5)	9.00	5,367	21.4	10.94	7.76	8.75	2.86	-14.29	-11.33	0.09	0.10	7.77	7.77	65.20
MGYR Magyar Bancorp MHC of NJ(44.4)	4.01	5,767	10.2	9.28	2.65	4.25	-5.65	-56.17	-32.49	-1.61	-1.74	6.97	6.97	96.69
MLVF Malvern Fed Bncp MHC PA(45.0)	9.75	6,153	27.0	10.50	7.50	9.75	0.00	-7.14	5.98	0.26	0.30	11.34	11.34	114.95
MFLR Mayflower Bancorp, Inc. of MA*	7.90	2,085	16.5	9.85	4.40	7.70	2.60	-18.97	46.30	0.01	0.43	9.49	9.48	118.43
EBSB Meridian Fn Serv MHC MA (45.0)	9.51	22,358	98.4	10.40	6.34	9.41	1.06	-1.96	2.81	0.01	-0.03	8.62	8.62	53.01
CASH Meta Financial Group of IA*	21.85	2,608	57.0	23.96	5.72	22.06	-0.95	15.43	142.78	-0.99	-0.90	16.91	15.95	314.23
MFSF MutualFirst Fin. Inc. of IN*	7.74	6,985	54.1	12.40	3.50	7.50	3.20	-24.41	14.67	-2.80	-2.53	14.03	13.08	198.19
NASB NASB Fin, Inc. of Grandview MO*	30.45	7,868	239.6	36.06	12.48	31.51	-3.36	9.73	12.78	1.73	-0.22	20.58	20.24	205.28
NECB NE Comm Bncrp MHC of NY (45.0)	7.25	13,225	43.1	10.50	6.00	7.92	-8.46	-28.29	4.47	0.11	0.12	8.37	8.22	39.12
NHTB NH Thrift Bancshares of NH*	10.15	5,770	58.6	10.96	6.01	9.44	7.52	4.53	31.48	1.01	0.86	13.22	8.09	158.11
NVSL Naug Vlly Fin MHC of CT (40.5)	4.50	7,027	12.8	10.00	4.37	5.02	-10.36	-50.77	-11.42	-0.11	0.23	6.82	6.80	76.45
NEBS New England Bancshrs Inc of CT*	6.63	6,391	42.4	10.25	5.10	6.65	-0.30	-34.03	-17.13	-0.38	-0.05	10.44	7.56	105.60
NFSB Newport Bancorp, Inc. of RI*	12.30	3,972	48.9	12.68	10.50	12.10	1.65	2.07	7.05	-0.25	-0.09	13.15	13.15	113.05
FFFD North Central Bancshares of IA*	15.35	1,346	20.7	20.15	9.52	16.00	-4.06	-22.24	33.48	-3.49	-1.23	27.43	27.43	342.39
NFBK Northfield Bcp MHC of NY(45.0)	12.43	44,867	250.6	13.15	8.18	12.50	-0.56	2.73	10.49	0.26	0.28	8.70	8.33	41.87
NWSB Northwest Bcrp MHC of PA(37.0)	20.70	48,517	371.6	34.34	13.07	20.99	-1.38	-25.75	-3.18	0.84	1.07	13.04	9.39	146.18
OSHC Ocean Shr Hldg MHC of NJ(42.8)	8.24	8,323	29.4	10.20	5.85	7.25	13.66	-16.51	19.42	0.32	0.59	7.91	7.91	87.02
OCFC OceanFirst Fin. Corp of NJ*	13.41	12,372	165.9	23.00	7.13	13.75	-2.47	-26.72	-19.22	1.11	1.01	10.07	10.07	154.35
ONFC Oneida Financl MHC of NY(44.6)	8.56	7,826	29.8	11.75	6.99	9.00	-4.89	-9.89	13.98	-0.07	0.01	6.78	3.58	71.24
ORIT Oritani Fin Cp MHC of NJ(29.8)	13.95	37,134	163.6	20.12	9.56	14.14	-1.34	-17.65	-17.21	0.15	0.19	6.47	6.47	51.53
OSBK Osage Bancshares, Inc. of OK*	8.00	2,792	22.3	10.25	6.80	8.00	0.00	-17.95	10.19	-0.87	0.03	8.87	8.46	56.75
PSBH PSB Hldgs Inc MHC of CT (42.9)	3.79	6,531	10.6	8.94	2.99	3.40	11.47	-56.44	-6.42	-0.06	0.52	5.48	4.32	73.05
PVFC PVF Capital Corp. of Solon OH*	2.19	7,774	17.0	5.16	1.20	2.16	1.39	-51.33	23.03	-1.92	-1.99	7.45	7.45	115.47
PBCI Pamrapo Bancorp, Inc. of NJ(8)*	6.08	4,936	30.0	15.40	4.72	7.86	-22.65	-55.91	-19.26	-0.54	-0.04	10.21	10.21	116.59
PFED Park Bancorp of Chicago IL*	7.11	1,192	8.5	19.97	2.85	7.50	-5.20	-40.75	58.71	-2.62	-1.74	21.70	21.70	188.41
PVSA Parkvale Financial Corp of PA*	9.00	5,428	48.9	23.48	6.56	8.00	12.50	-59.95	-27.54	-1.91	1.62	21.92	16.50	351.35
PBHC Pathfinder BC MHC of NY (36.3)	6.46	2,485	5.8	13.50	4.75	6.46	0.00	-36.04	3.36	0.14	0.71	8.09	6.55	139.73
PBCT Peoples United Financial of CT*	16.05	345,049	5,538.0	21.76	14.72	16.36	-1.89	-10.93	-9.98	0.39	0.36	14.89	10.47	60.31
PROV Provident Fin. Holdings of CA*	8.17	6,220	50.8	10.00	4.00	7.48	9.22	24.35	80.75	-1.20	-2.96	18.47	18.47	253.96
PBNY Provident NY Bncrp, Inc. of NY*	9.37	39,613	371.2	16.38	7.30	10.02	-6.49	-32.69	-24.44	0.69	0.43	10.62	6.41	71.30
PBIP Prudential Bncp MHC PA (37.2)	10.62	10,332	32.2	12.51	7.50	11.84	-10.30	1.82	3.51	-0.17	0.08	5.28	5.28	49.82
PULB Pulaski Fin Cp of St. Louis MO*	8.64	10,098	87.2	11.50	3.93	8.92	-3.14	-14.03	29.15	-0.04	-0.20	8.59	8.17	149.42

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 28, 2009

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
	Financial Institution	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
RPFG	Rainier Pacific Fin Grp of WA*	1.03	6,294	6.5	7.98	0.53	0.93	10.75	-86.01	-26.43	-4.03	-0.53	6.66	6.20	130.50
RIVR	River Valley Bancorp of IN*	12.25	1,504	18.4	18.68	9.15	12.25	0.00	-10.91	-2.39	0.98	0.65	16.03	16.01	257.73
RVSB	Riverview Bancorp, Inc. of WA*	3.29	10,924	35.9	6.90	1.57	3.07	7.17	-50.15	46.22	-0.28	-0.10	8.16	5.78	84.25
RCKB	Rockville Fin MHC of CT (42.8)	14.12	18,714	112.8	17.00	6.17	13.94	1.29	-4.59	1.07	0.02	0.49	8.02	7.96	82.32
ROMA	Roma Fin Corp MHC of NJ (27.9)	12.69	30,933	110.7	17.50	9.70	13.25	-4.23	-18.13	0.79	0.12	0.13	6.87	6.85	40.09
ROME	Rome Bancorp, Inc. of Rome NY*	8.70	6,879	59.8	11.00	7.00	8.52	2.11	-17.14	0.00	0.40	0.44	8.66	8.66	48.94
SIFI	SI Fin Gp Inc MHC of CT (38.3)	4.29	11,789	19.4	9.60	2.99	4.25	0.94	-52.86	-28.50	-0.37	0.01	6.40	6.04	74.03
SVBI	Severn Bancorp, Inc. of MD*	3.74	10,067	37.7	6.96	2.10	3.65	2.47	-38.79	-12.41	-0.89	-0.87	8.70	8.67	99.53
SUPR	Superior Bancorp of AL(8)*	2.70	10,117	27.3	12.50	1.69	2.84	-4.93	-58.27	-14.83	-16.98	-16.31	18.11	16.24	317.83
THRD	TF Fin. Corp. of Newtown PA*	18.70	2,663	49.8	23.41	15.95	17.85	4.76	-13.18	-3.11	1.51	1.39	26.16	24.46	272.06
TFSL	TFS Fin Corp MHC of OH (28.2)	11.44	308,958	1,019.5	13.76	10.25	11.57	-1.12	-5.84	-11.32	0.13	0.08	5.75	5.72	34.90
TBNK	Territorial Bancorp, Inc of HI*	16.00	12,233	195.7	16.34	14.00	16.11	-0.68	60.00	60.00	0.65	0.78	16.84	16.84	108.54
TONE	TierOne Corp. of Lincoln NE*	2.38	18,034	42.9	6.38	1.13	2.44	-2.46	-58.10	-36.53	-1.53	-1.79	13.55	13.33	175.26
TSBK	Timberland Bancorp, Inc. of WA*	4.58	7,045	32.3	9.00	1.94	4.63	-1.08	-40.52	-38.52	0.12	0.21	10.40	9.48	95.88
TRST	TrustCo Bank Corp NY of NY*	6.32	76,421	483.0	13.74	4.71	6.46	-2.17	-36.80	-33.54	0.37	0.38	3.12	3.11	46.91
UCBA	United Comm Bncp MHC IN (41.1)	6.47	7,868	21.0	9.99	3.70	6.25	3.52	-13.15	29.40	0.09	0.09	7.00	7.00	51.04
UCFC	United Community Fin. of OH*	1.39	30,898	42.9	5.84	0.46	1.51	-7.95	-60.62	54.44	-1.35	-1.50	7.59	7.57	80.49
UBNK	United Financial Bncrp of MA*	12.29	16,240	199.6	17.10	11.00	12.75	-3.61	-4.65	-18.82	0.37	0.46	13.15	13.14	76.27
UWBK	United Western Bncp, Inc of CO*	5.37	7,342	39.4	13.48	4.40	5.60	-4.11	-50.64	-42.63	1.47	0.90	17.66	17.66	329.86
VPFG	ViewPoint Finl MHC of TX(43.1)	12.64	24,929	135.8	20.00	10.47	14.00	-9.71	-22.12	-21.25	0.01	-0.10	7.94	7.90	91.78
WSB	WSB Holdings, Inc. of Bowie MD*	2.29	7,850	18.0	5.40	1.65	2.30	-0.43	-58.36	-23.15	-0.30	-0.37	6.93	6.93	58.33
WSFS	WSFS Financial Corp. of DE*	28.75	6,191	178.0	65.50	16.47	32.49	-11.51	-47.19	-40.09	1.91	1.81	36.00	33.51	572.33
WVFC	WVS Financial Corp. of PA*	15.20	2,071	31.5	17.45	14.50	15.88	-4.28	-4.70	-4.88	1.49	1.49	14.99	14.99	214.38
WFSL	Washington Federal, Inc. of WA*	15.28	88,048	1,345.4	27.44	9.75	14.91	2.48	-11.88	2.14	-0.09	0.60	15.83	13.39	136.77
WSBF	Waterstone Fin MHC of WI(26.2)	5.03	31,250	41.3	10.50	1.75	5.39	-6.68	-49.85	50.15	-0.86	-0.90	5.55	5.55	61.69
WAYN	Wayne Savings Bancshares of OH*	5.30	3,004	15.9	9.67	4.42	5.86	-9.56	-40.38	-29.33	0.62	0.64	11.64	10.92	134.51
WFD	Westfield Fin. Inc. of MA*	9.22	30,911	285.0	11.48	8.05	9.67	-4.65	-10.31	-10.66	0.16	0.17	8.33	8.33	37.68

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of August 28, 2009

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	10.35	9.49	-0.37	-1.23	0.05	-0.18	-1.15	2.81	64.76	1.46	17.00	70.50	7.85	80.45	17.53	0.26	2.30	39.58
NYSE Traded Companies(6)	9.18	5.98	-1.19	0.02	-0.88	-1.35	1.60	3.37	52.74	1.99	20.84	71.20	7.35	115.12	18.04	0.37	3.42	70.00
AMEX Traded Companies(1)	8.87	8.44	0.93	10.57	10.46	1.03	11.73	1.27	68.01	1.10	9.56	99.19	8.80	104.77	8.62	1.42	4.28	40.92
NASDAQ Listed OTC Companies(102)	10.43	9.71	-0.33	-1.41	-0.03	-0.12	-1.40	2.79	65.56	1.43	16.99	70.17	7.87	78.12	17.68	0.25	2.22	38.62
California Companies(5)	5.80	5.69	-0.43	0.44	-0.10	-0.28	-6.83	3.63	43.98	1.88	9.20	46.53	2.76	48.33	5.91	0.09	1.46	14.49
Florida Companies(2)	4.58	4.43	-2.52	-11.63	0.00	-2.68	-11.23	6.98	32.42	2.98	NM	36.54	1.80	38.07	NM	0.00	0.00	0.00
Mid-Atlantic Companies(31)	9.50	8.30	0.04	0.96	-0.17	0.21	2.89	2.16	69.48	1.11	16.11	85.64	8.19	103.13	14.25	0.37	3.29	47.97
Mid-West Companies(34)	8.73	8.31	-0.89	-4.87	-1.08	-0.82	-7.30	3.51	44.81	1.74	14.69	56.63	5.18	60.72	18.88	0.23	2.00	43.15
New England Companies(17)	13.66	12.10	0.14	0.44	1.35	0.34	2.78	0.84	106.35	1.10	21.40	88.08	12.66	103.65	21.13	0.28	2.15	54.17
North-West Companies(5)	11.35	10.27	-1.12	-3.23	-6.48	-0.42	-2.46	6.54	28.79	2.24	38.17	50.97	6.42	58.89	23.64	0.16	2.24	0.00
South-East Companies(11)	13.26	12.39	0.06	1.00	1.95	0.46	3.29	2.39	84.52	1.38	19.54	67.92	9.48	75.95	22.16	0.27	1.77	28.03
South-West Companies(1)	15.63	15.02	-1.59	-8.65	-10.88	0.05	0.30	0.00	0.00	0.46	NM	90.19	14.10	94.56	NM	0.34	4.25	0.00
Western Companies (Excl CA)(3)	16.80	16.80	0.33	4.85	10.39	0.28	2.76	1.91	91.85	1.30	14.13	73.71	14.88	73.71	13.24	0.09	0.89	1.36
Thrift Strategy(103)	10.47	9.62	-0.29	-1.06	0.12	-0.08	-0.88	2.68	65.52	1.38	17.05	71.61	7.94	81.60	17.56	0.27	2.38	40.01
Mortgage Banker Strategy(3)	4.28	4.15	-3.18	-6.24	-14.69	-3.59	-15.39	7.46	39.94	3.67	NM	31.36	1.54	32.65	NM	0.01	0.16	0.00
Real Estate Strategy(1)	6.45	6.45	-1.68	-22.43	0.00	-1.74	-23.25	0.00	0.00	3.49	NM	29.40	1.90	29.40	NM	0.00	0.00	0.00
Diversified Strategy(2)	15.49	12.31	0.51	3.87	4.54	0.47	3.64	1.60	68.75	1.39	15.05	93.83	15.82	119.55	15.88	0.54	2.74	25.13
Companies Issuing Dividends(76)	10.76	9.64	0.01	0.65	0.84	0.16	1.83	2.34	68.50	1.31	16.44	79.79	8.85	93.14	17.58	0.37	3.24	46.18
Companies Without Dividends(33)	9.33	9.11	-1.30	-7.43	-3.73	-1.01	-9.55	4.03	55.14	1.83	22.58	47.71	5.41	49.33	17.03	0.00	0.00	0.00
Equity/Assets <6%(20)	4.74	4.51	-1.32	0.08	4.94	-0.93	-5.61	3.93	37.64	1.78	8.80	53.62	2.81	57.04	7.86	0.21	2.09	34.73
Equity/Assets 6-12%(60)	8.57	7.93	-0.14	-1.31	-0.23	-0.06	-0.49	3.01	59.28	1.49	15.31	68.50	5.81	76.17	16.63	0.29	2.37	42.84
Equity/Assets >12%(29)	17.64	15.91	-0.22	-1.61	-1.23	0.07	-0.01	1.74	93.04	1.19	25.04	85.63	15.31	104.48	25.10	0.25	2.30	32.34
Converted Last 3 Mths (no MHC)(1)	15.52	15.52	0.60	0.00	4.06	0.72	0.00	0.07	184.08	0.33	24.62	95.01	14.74	95.01	20.51	0.00	0.00	0.00
Actively Traded Companies(6)	7.69	7.10	0.07	0.96	5.10	0.40	4.84	2.27	64.45	1.30	7.63	82.09	6.53	89.57	18.28	0.33	1.90	15.79
Market Value Below $20 Million(24)	7.23	7.13	-1.01	-6.19	-1.46	-0.62	-9.00	3.77	45.92	1.66	11.35	41.54	3.16	42.30	15.66	0.14	1.65	47.54
Holding Company Structure(103)	10.43	9.54	-0.41	-1.50	0.02	-0.21	-1.43	2.80	65.95	1.49	17.06	70.22	7.89	80.18	17.79	0.26	2.32	40.50
Assets Over $1 Billion(51)	10.27	9.01	-0.47	-0.68	1.43	-0.39	-2.02	3.10	63.91	1.61	17.55	78.74	8.79	94.13	18.52	0.29	2.46	40.82
Assets $500 Million-$1 Billion(32)	10.01	9.18	-0.26	-2.16	-0.51	0.06	0.40	2.49	61.26	1.35	17.53	64.88	6.93	73.60	13.60	0.27	2.27	38.66
Assets $250-$500 Million(17)	10.66	10.53	-0.18	0.99	0.38	0.09	-0.40	2.19	77.61	1.35	15.52	63.98	7.48	65.12	19.92	0.25	2.40	33.22
Assets less than $250 Million(9)	11.35	11.23	-0.59	-4.75	-6.35	-0.36	-3.48	2.96	63.56	1.24	13.76	56.36	6.48	56.98	18.59	0.14	1.38	70.10
Goodwill Companies(65)	9.49	8.05	-0.44	-0.72	1.29	-0.22	-1.50	2.63	62.14	1.45	17.24	73.10	7.46	89.73	17.60	0.32	2.79	44.10
Non-Goodwill Companies(44)	11.62	11.62	-0.27	-1.95	-1.62	-0.12	-0.63	3.10	69.11	1.47	16.54	66.63	8.44	66.63	17.41	0.17	1.57	32.80
Acquirors of FSLIC Cases(2)	8.23	7.42	-0.16	-2.88	-8.09	0.00	-2.50	6.03	17.30	1.34	NM	64.32	6.37	73.12	25.47	0.10	0.65	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 28, 2009

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(40)	12.38	11.72	0.09	0.17	0.45	0.27	1.95	1.94	70.41	0.97	25.65	123.63	16.13	133.42	21.52	0.25	2.20	30.74
NASDAQ Listed OTC Companies(40)	12.38	11.72	0.09	0.17	0.45	0.27	1.95	1.94	70.41	0.97	25.65	123.63	16.13	133.42	21.52	0.25	2.20	30.74
California Companies(1)	10.43	10.01	0.54	5.07	4.02	0.57	5.36	0.78	62.37	0.57	24.89	126.05	13.15	131.97	23.54	0.44	5.05	0.00
Mid-Atlantic Companies(23)	12.57	11.91	0.16	0.87	1.32	0.38	2.89	1.54	82.91	0.97	25.33	127.25	16.70	139.11	19.25	0.21	1.78	36.02
Mid-West Companies(8)	14.36	13.35	0.16	0.61	-0.34	0.11	0.11	3.39	36.34	0.87	27.16	132.78	20.04	143.33	36.30	0.47	3.18	25.00
New England Companies(5)	10.21	9.81	-0.14	-1.62	-2.48	0.31	3.48	1.18	61.43	0.87	NM	97.71	10.39	102.53	18.56	0.10	1.87	0.00
South-East Companies(2)	10.52	10.29	-0.67	-7.54	-1.03	-0.44	-5.48	4.40	32.06	1.82	NM	91.09	11.05	93.06	NM	0.18	2.79	0.00
South-West Companies(1)	8.65	8.61	0.01	0.13	0.08	-0.12	-1.26	0.40	107.98	0.66	NM	159.19	13.77	160.00	NM	0.20	1.58	0.00
Thrift Strategy(40)	12.38	11.72	0.09	0.17	0.45	0.27	1.95	1.94	70.41	0.97	25.65	123.63	16.13	133.42	21.52	0.25	2.20	30.74
Companies Issuing Dividends(30)	12.90	12.23	0.27	1.88	1.73	0.41	3.36	1.53	78.26	0.91	25.63	135.69	18.25	146.93	21.56	0.33	2.93	56.37
Companies Without Dividends(10)	10.80	10.21	-0.46	-4.96	-3.69	-0.17	-2.28	3.06	50.80	1.14	25.86	87.45	9.78	92.89	21.33	0.00	0.00	0.00
Equity/Assets <6%(1)	5.79	4.74	0.10	1.72	2.17	0.50	8.72	0.82	97.95	1.11	NM	79.85	4.62	98.63	9.10	0.12	1.86	0.00
Equity/Assets 6-12%(23)	9.43	8.96	-0.10	-1.13	-0.37	0.17	1.45	2.08	73.20	0.96	25.93	114.53	11.11	124.24	22.52	0.27	2.16	37.78
Equity/Assets >12%(16)	17.03	16.12	0.36	1.94	1.41	0.40	2.24	1.80	62.09	0.96	24.52	139.44	24.08	148.79	21.23	0.23	2.26	22.31
Market Value Below $20 Million(1)	5.79	4.74	0.10	1.72	2.17	0.50	8.72	0.82	97.95	1.11	NM	79.85	4.62	98.63	9.10	0.12	1.86	0.00
Holding Company Structure(37)	12.34	11.65	0.08	0.04	0.37	0.26	1.84	2.05	69.77	1.00	25.74	120.43	15.75	130.86	21.38	0.25	2.14	30.74
Assets Over $1 Billion(15)	13.74	13.11	0.13	0.43	-0.42	0.27	1.72	2.39	54.61	0.99	30.74	158.18	21.81	167.56	27.78	0.31	1.66	15.38
Assets $500 Million-$1 Billion(12)	10.65	10.17	-0.09	-1.95	0.59	0.10	-0.05	1.80	91.11	0.90	28.67	102.08	11.60	112.58	22.31	0.18	2.12	36.22
Assets $250-$500 Million(12)	11.39	10.88	0.18	1.79	1.34	0.41	4.22	1.60	66.12	1.01	17.22	97.55	11.31	102.98	16.55	0.24	2.88	42.00
Assets less than $250 Million(1)	24.51	19.52	0.54	2.24	1.28	0.51	2.11	1.70	0.00	0.00	NM	176.83	43.34	236.72	NM	0.40	3.01	0.00
Goodwill Companies(22)	12.67	11.48	0.03	-0.28	-0.15	0.29	2.39	1.59	76.50	1.01	22.34	118.54	16.22	136.35	20.90	0.22	2.22	27.88
Non-Goodwill Companies(18)	12.02	12.02	0.16	0.72	1.18	0.24	1.40	2.37	63.19	0.92	27.07	129.84	16.03	129.84	22.32	0.29	2.16	32.38
MHC Institutions(40)	12.38	11.72	0.09	0.17	0.45	0.27	1.95	1.94	70.41	0.97	25.65	123.63	16.13	133.42	21.52	0.25	2.20	30.74

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 28, 2009

	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Key Financial Ratios: Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	5.68	4.84	0.11	2.02	2.37	0.38	6.88	1.87	40.70	1.00	NM	85.41	4.85	101.05	12.40	0.52	4.93	NM
BBX	BankAtlantic Bancorp Inc of FL*	3.17	2.86	-4.09	NM	NM	-4.44	NM	8.99	36.40	4.09	NM	28.00	0.89	31.06	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	3.94	3.94	-2.80	NM	NM	-3.87	NM	6.64	43.46	4.15	NM	59.42	2.34	59.42	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.82	5.60	0.94	7.16	8.16	1.17	8.87	1.04	28.71	0.43	12.26	88.44	11.34	219.31	9.90	1.00	9.27	NM
NAL	NewAlliance Bancshares of CT*	16.40	10.49	0.51	3.06	3.40	0.47	2.83	0.65	92.19	1.05	29.43	89.30	14.65	149.56	31.81	0.28	2.38	70.00
PFS	Provident Fin. Serv. Inc of NJ*	13.08	8.13	-1.79	-12.18	-17.46	-1.79	-12.18	1.04	74.99	1.19	NM	76.61	10.02	130.34	NM	0.44	3.94	NM
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	8.87	8.44	0.93	10.57	10.46	1.03	11.73	1.27	68.01	1.10	9.56	99.19	8.80	104.77	8.62	1.42	4.28	40.92
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	19.26	19.26	0.02	0.09	0.12	0.07	0.37	4.83	18.81	1.39	NM	77.77	14.98	77.77	NM	0.20	2.45	NM
ALLB	Alliance Bank MHC of PA (43.2)	11.11	11.11	0.26	2.24	1.88	0.32	2.80	2.57	29.09	1.15	NM	120.06	13.34	120.06	NM	0.12	1.41	NM
ABCW	Anchor BanCorp Wisconsin of WI*	2.39	2.31	-4.97	NM	NM	-5.16	NM	7.09	37.68	3.58	NM	21.84	0.52	22.65	NM	0.00	0.00	NM
ACFC	Atl Cst Fed Cp of GA MHC(35.3)	7.85	7.57	-1.14	-13.57	NM	-1.01	-11.95	6.04	19.94	1.70	NM	36.46	2.86	37.91	NM	0.04	1.90	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.38	8.01	0.01	0.11	0.23	0.10	1.01	0.41	143.38	0.86	NM	54.60	4.58	57.40	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	11.60	10.18	0.53	4.61	4.53	0.41	3.57	1.34	29.02	0.80	22.08	102.79	11.93	119.00	28.48	0.36	4.08	NM
BFIN	BankFinancial Corp. of IL*	16.80	15.32	-1.16	-6.52	-8.15	-0.07	-0.40	2.57	42.44	1.33	NM	81.52	13.70	91.04	NM	0.28	2.78	NM
BFED	Beacon Federal Bancorp of NY*	9.28	9.28	-0.36	-3.60	-5.86	0.39	3.86	1.31	104.09	1.74	NM	64.36	5.97	64.36	15.88	0.20	2.17	NM
BNCL	Beneficial Mut MHC of PA(44.3)	14.83	12.02	0.17	1.07	0.89	0.21	1.33	2.52	40.91	1.60	NM	119.02	17.65	151.68	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	15.20	9.18	0.48	3.35	4.01	0.56	3.94	NA	NA	1.16	24.93	77.47	11.78	137.35	21.21	0.64	2.82	70.33
BOFI	Bofi Holding, Inc. Of CA*	6.03	6.03	0.45	6.53	9.10	0.84	12.38	0.72	43.89	0.63	10.98	77.37	4.66	77.37	5.80	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	4.59	4.59	0.28	4.13	13.50	0.35	5.09	2.15	54.58	1.29	7.41	40.20	1.85	40.20	6.01	0.20	3.91	28.99
BRKL	Brookline Bancorp, Inc. of MA*	18.40	16.91	0.57	2.99	2.36	0.64	3.35	0.47	238.71	1.37	NM	128.80	23.69	142.66	37.86	0.34	3.21	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	16.61	16.61	1.13	6.52	3.41	1.36	7.79	0.36	180.05	0.81	29.35	190.14	31.58	190.14	24.55	0.40	2.96	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.55	10.55	-0.78	-7.37	-19.23	-0.57	-5.44	5.57	24.51	1.99	NM	38.77	4.09	38.77	NM	0.04	0.96	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.88	8.88	-0.24	-2.32	-3.53	-0.26	-2.49	NA	NA	0.32	NM	66.87	5.94	66.87	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	12.87	11.01	-3.71	-26.44	NM	-2.55	-18.14	2.80	38.83	1.49	NM	77.09	9.93	92.10	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.6)	11.09	11.09	0.80	7.29	2.71	0.81	7.37	0.41	29.96	0.18	36.84	260.40	28.88	260.40	36.43	2.00	6.17	NM
CARV	Carver Bancorp, Inc. of NY*	5.61	5.57	-0.83	-11.56	NM	-0.75	-10.44	3.12	29.13	1.08	NM	31.61	1.77	31.85	NM	0.40	6.88	NM
CEBK	Central Bncrp of Somerville MA*	5.77	5.39	-1.19	-17.47	NM	-0.04	-0.52	1.49	36.64	0.66	NM	42.71	2.46	45.88	NM	0.20	2.38	NM
CFBK	Central Federal Corp. of OH*	8.69	8.69	-0.30	-2.87	-7.75	-0.38	-3.56	2.53	54.83	1.65	NM	44.35	3.85	44.35	NM	0.00	0.00	NM
CHEV	Cheviot Fin Cp MHC of OH(38.6)	20.02	20.02	0.42	2.09	1.90	0.37	1.83	NA	NA	0.39	NM	108.80	21.78	108.80	NM	0.40	4.76	NM
CBNK	Chicopee Bancorp, Inc. of MA*	17.46	17.46	-0.07	-0.41	-0.46	-0.01	-0.07	0.55	117.52	0.83	NM	88.99	15.54	88.99	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI*	10.21	9.08	-0.66	-5.11	-11.74	0.33	2.55	0.91	34.06	0.40	NM	50.15	5.12	57.09	17.03	0.20	3.91	NM
CTZN	Citizens First Bancorp of MI*	3.08	2.99	-4.33	NM	NM	-2.53	-44.91	7.28	25.09	2.56	NM	12.95	0.40	13.35	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	10.00	6.61	0.18	1.57	3.45	0.25	2.12	NA	NA	1.38	29.00	52.21	5.22	81.92	21.48	0.16	2.76	NM
CSBK	Clifton Svg Bp MHC of NJ(37.5)	17.33	17.33	0.51	2.81	1.71	0.56	3.12	0.14	128.57	0.38	NM	161.85	28.05	161.85	NM	0.20	1.90	NM
COBK	Colonial Bank MHC of NJ (44.9)	7.65	7.65	0.24	3.16	3.87	0.32	4.14	0.52	77.14	0.72	25.86	77.64	5.94	77.64	19.74	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.55	6.55	-1.27	-15.43	NM	0.26	3.13	2.95	38.70	1.22	NM	48.87	3.20	48.87	13.00	0.00	0.00	NM
DNBK	Danvers Bancorp, Inc. of MA*	12.46	12.45	0.09	0.67	0.70	0.09	0.67	0.79	89.46	1.07	NM	98.40	12.26	98.55	NM	0.08	0.62	NM
DCOM	Dime Community Bancshars of NY*	7.13	5.82	0.60	8.41	5.79	0.75	10.63	0.38	132.23	0.62	17.28	142.60	10.17	177.22	13.66	0.56	4.77	NM
ESBF	ESB Financial Corp. of PA*	7.75	5.68	0.58	8.12	6.90	0.63	8.89	0.24	131.81	0.93	14.50	107.83	8.36	150.44	13.23	0.40	2.93	42.55
ESSA	ESSA Bancorp, Inc. of PA*	17.58	17.58	0.57	2.99	2.94	0.62	3.22	0.64	81.34	0.74	34.00	107.37	18.88	107.37	31.57	0.20	1.51	51.28
ESBK	Elmira Svgs Bank, FSB of NY*	6.62	4.17	0.60	6.03	9.00	0.64	6.48	0.69	93.41	1.05	11.11	93.03	6.16	151.51	10.35	0.80	4.83	53.69
FFDF	FFD Financial Corp of Dover OH*	9.46	9.46	0.54	5.42	7.27	0.39	3.97	0.57	158.32	1.04	13.76	75.64	7.16	75.64	18.80	0.68	5.09	70.10
FFCO	FedFirst Fin MHC of PA (43.0)	11.69	11.41	-0.59	-5.03	-7.53	0.44	3.77	0.59	104.48	0.90	NM	66.51	7.78	68.33	17.71	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA*	5.85	5.51	-0.12	-1.83	-4.15	0.49	7.71	2.53	19.38	0.82	NM	47.40	2.78	50.52	5.72	0.08	1.19	NM
FABK	First Advantage Bancorp of TN*	19.91	19.91	-2.64	-12.43	-20.51	0.38	1.78	0.25	285.83	1.28	NM	62.26	12.40	62.26	33.97	0.20	2.03	NM
FBSI	First Bancshares, Inc. of MO*	10.21	10.13	-1.19	-11.07	-21.46	-1.36	-12.60	3.32	80.53	4.40	NM	54.72	5.58	55.16	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.37	9.24	0.48	4.67	4.88	0.45	4.31	2.53	38.17	1.34	20.51	96.31	9.99	109.46	22.19	0.72	4.44	NM
FCLF	First Clover Leaf Fin Cp of IL*	13.27	11.34	-1.10	-7.11	-9.81	-1.13	-7.30	1.80	39.45	1.02	NM	78.84	10.46	94.28	NM	0.24	3.10	NM
FCFL	First Community Bk Corp of FL*	6.00	6.00	-0.95	-11.63	NM	-0.92	-11.23	4.96	28.44	1.86	NM	45.08	2.71	45.08	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	9.71	6.75	0.32	2.94	4.44	0.22	2.00	2.42	52.80	1.58	22.50	72.52	7.04	107.67	33.11	0.34	1.94	43.59
FFNM	First Fed of N. Michigan of MI*	12.29	11.90	-1.14	-9.31	NM	-1.08	-8.83	4.96	21.92	1.41	NM	19.02	2.34	19.74	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	8.98	8.98	-0.29	-2.94	-10.96	-0.29	-2.94	10.14	14.94	2.12	NM	30.04	2.70	30.04	NM	0.04	0.91	NM
FFSX	First Federal Bankshares of IA*	3.07	3.07	-3.69	NM	NM	-2.12	-36.45	NA	NA	2.18	NM	13.36	0.41	13.36	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	19.55	19.55	-2.32	-9.98	-19.45	-2.24	-9.63	11.05	22.63	3.07	NM	58.49	11.44	58.49	NM	0.34	4.66	NM
FPCH	First Fin. Holdings Inc. of SC*	6.32	5.38	1.10	15.25	17.07	0.25	3.39	2.20	68.66	2.00	5.86	89.28	5.64	105.90	26.36	0.20	1.15	6.73
FFHS	First Franklin Corp. of OH*	7.73	7.73	-0.12	-1.53	-3.58	-0.34	-4.46	NA	NA	1.29	NM	43.07	3.33	43.07	NM	0.00	0.00	NM
FKFS	First Keystone Fin., Inc of PA*	6.22	6.22	-0.56	-8.84	-13.33	-0.17	-2.65	0.61	108.82	1.14	NM	66.96	4.17	66.96	NM	0.00	0.00	NM
FNFG	First Niagara Fin. Group of NY*	16.57	10.54	0.76	4.44	3.71	0.80	4.71	0.50	142.18	1.28	26.94	103.04	17.08	173.68	25.38	0.56	4.24	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 28, 2009

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FPTB First PacTrust Bancorp of CA*	8.57	8.57	-0.28	-2.68	-8.32	-0.22	-2.11	5.57	29.32	1.83	NM	38.01	3.26	38.01	NM	0.20	2.92	NM
FPFC First Place Fin. Corp. of OH*	6.24	5.92	-3.34	-39.24	NM	-3.56	-41.80	4.11	28.27	1.39	NM	25.90	1.62	27.39	NM	0.04	1.23	NM
FSFG First Savings Fin. Grp. of IN*	21.24	21.24	-0.04	-0.24	-0.37	-0.02	-0.12	1.74	39.75	0.95	NM	52.63	11.18	52.63	NM	0.00	0.00	NM
FFIC Flushing Fin. Corp. of NY*	5.99	5.57	0.47	6.48	6.27	0.99	13.67	1.51	23.44	0.47	15.95	118.53	7.10	128.17	7.57	0.52	3.93	62.65
FXCB Fox Chase Bncp MHC of PA(42.3)	10.64	10.64	0.15	1.24	1.14	0.15	1.24	0.66	91.68	1.12	NM	106.54	11.34	106.54	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA*	10.63	10.63	0.42	3.54	4.81	0.26	2.21	1.87	53.51	1.46	20.81	72.52	7.71	72.52	33.38	0.40	2.50	51.95
GCBC Green Co Bcrp MHC of NY (43.8)	8.74	8.74	0.94	10.78	6.90	1.22	14.01	0.63	117.93	1.26	14.49	147.71	12.92	147.71	11.15	0.68	4.69	68.00
HFFC HF Financial Corp. of SD*	5.89	5.50	0.67	9.98	14.82	0.57	8.39	1.07	67.45	0.98	6.75	74.30	4.38	80.04	8.02	0.45	3.53	23.81
HMNF HMN Financial, Inc. of MN*	7.23	7.23	-2.02	-22.19	NM	-2.15	-23.59	7.54	31.97	2.93	NM	21.79	1.58	21.79	NM	0.00	0.00	NM
HBNK Hampden Bancorp, Inc. of MA*	16.80	16.80	0.07	0.37	0.47	0.07	0.37	0.93	NA	NA	NM	81.27	13.65	81.27	NM	0.12	1.13	NM
HARL Harleysville Svgs Fin Cp of PA*	5.98	5.98	0.60	10.33	9.79	0.66	11.31	NA	NA	0.47	10.22	102.49	6.13	102.49	9.33	0.76	5.43	55.47
HWFG Harrington West Fncl Grp of CA*	2.53	1.99	-2.15	NM	NM	-1.23	-34.09	3.44	46.37	2.32	NM	32.80	0.83	41.84	NM	0.00	0.00	NM
HBOS Heritage Fn Gp MHC of GA(25.8)	13.20	13.00	-0.19	-1.50	-1.03	0.13	1.00	2.76	44.17	1.94	NM	145.73	19.23	148.21	NM	0.32	3.68	NM
HIFS Hingham Inst. for Sav. of MA*	7.25	7.25	0.88	12.04	10.65	0.88	12.11	1.51	42.72	0.80	9.39	107.96	7.82	107.96	9.34	0.84	2.65	24.85
HBCP Home Bancorp Inc. Lafayette LA*	24.68	24.68	0.72	3.43	3.50	1.04	4.98	0.54	105.41	0.87	28.60	82.37	20.33	82.37	19.69	0.00	0.00	0.00
HOME Home Federal Bancorp Inc of ID*	29.54	29.54	-0.07	-0.25	-0.26	-0.16	-0.58	3.89	31.58	1.92	NM	95.71	28.27	95.71	NM	0.22	1.93	NM
HFBC HopFed Bancorp, Inc. of KY*	6.14	5.53	0.40	5.22	9.99	0.31	4.15	0.91	81.35	1.15	10.01	59.71	3.66	66.64	12.60	0.48	4.70	47.06
HCBK Hudson City Bancorp, Inc of NJ*	8.96	8.71	0.93	10.19	7.46	0.93	10.19	0.77	19.89	0.29	13.41	130.93	11.73	135.05	13.41	0.60	4.66	62.50
IFSB Independence FSB of DC*	4.88	4.88	-0.26	-5.22	-15.59	-0.43	-8.63	6.46	10.62	0.93	NM	32.12	1.57	32.12	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(40.5)	10.06	9.82	-0.90	-8.17	-6.14	0.56	5.01	1.50	38.30	0.75	NM	130.11	13.10	133.67	26.54	0.00	0.00	NM
JXSB Jcksnville Bcp MHC of IL(47.7)	8.01	7.15	0.39	4.92	5.72	0.19	2.38	0.98	85.29	1.34	17.48	85.08	6.81	96.15	36.17	0.30	2.86	50.00
JFBI Jefferson Bancshares Inc of TN*	11.91	7.95	0.51	3.13	5.93	0.51	3.13	1.43	49.89	0.94	16.86	50.13	5.97	78.46	16.86	0.24	4.07	68.57
KFED K-Fed Bancorp MHC of CA (33.9)	10.43	10.01	0.54	5.07	4.02	0.57	5.36	0.78	62.37	0.57	24.89	126.05	13.15	131.97	23.54	0.44	5.05	NM
KFFB KY Fst Fed Bp MHC of KY (40.9)	24.51	19.52	0.54	2.24	1.28	0.51	2.11	1.70	NA	NA	NM	176.83	43.34	236.72	NM	0.40	3.01	NM
KRNY Kearny Fin Cp MHC of NJ (27.7)	22.67	19.53	0.30	1.31	0.83	0.33	1.46	NA	NA	0.62	NM	157.60	35.73	190.38	NM	0.20	1.84	NM
LSBX LSB Corp of No. Andover MA*	7.53	7.53	-0.39	-4.48	-6.73	0.49	5.57	0.54	150.25	1.28	NM	73.98	5.57	73.98	11.96	0.20	2.04	NM
LSBI LSB Fin. Corp. of Lafayette IN*	9.14	9.14	0.36	3.87	6.88	0.20	2.14	3.28	33.20	1.26	14.53	55.91	5.11	55.91	26.28	0.50	4.05	58.82
LPSB LaPorte Bancrp MHC of IN(47.3)	12.06	9.87	0.01	0.10	0.20	0.06	0.50	1.83	36.39	1.03	NM	49.12	5.92	61.50	NM	0.00	0.00	0.00
LSBK Lake Shore Bnp MHC of NY(42.6)	12.91	12.91	0.61	4.63	5.08	0.68	5.10	0.40	92.73	0.61	19.70	90.37	11.67	90.37	17.91	0.20	2.54	50.00
LEGC Legacy Bancorp, Inc. of MA*	12.99	11.85	-0.23	-1.75	-2.23	0.18	1.33	1.57	59.00	1.29	NM	79.56	10.34	88.34	NM	0.20	1.78	NM
LBCP Liberty Bancorp, Inc. of MO*	11.25	10.77	0.57	4.73	7.82	0.52	4.32	1.11	65.90	0.92	12.79	61.06	6.87	64.17	14.02	0.10	1.37	17.54
LABC Louisiana Bancorp, Inc. of LA*	24.72	24.72	0.91	3.34	3.83	0.91	3.34	0.82	75.72	1.46	26.13	92.33	22.82	92.33	26.13	0.00	0.00	0.00
MSBF MSB Fin Corp MHC of NJ (43.5)	11.92	11.92	0.15	1.13	1.00	0.17	1.26	2.73	18.83	0.65	NM	115.83	13.80	115.83	NM	0.12	1.33	NM
MGYR Magyar Bancorp MHC of NJ(44.4)	7.21	7.21	-1.73	-21.02	NM	-1.87	-22.72	6.88	19.87	1.71	NM	57.53	4.15	57.53	NM	0.00	0.00	NM
MLVF Malvern Fed Bncp MHC PA(45.0)	9.87	9.87	0.24	2.30	2.67	0.28	2.66	2.18	32.66	0.83	37.50	85.98	8.48	85.98	32.50	0.12	1.23	46.15
MFLR Mayflower Bancorp, Inc. of MA*	8.01	8.01	0.01	0.11	0.13	0.37	4.70	0.43	121.32	1.04	NM	83.25	6.67	83.33	18.37	0.24	3.04	NM
EBSB Meridian Fn Serv MHC MA (45.0)	16.26	16.26	0.02	0.12	0.11	-0.06	-0.35	2.00	34.25	1.05	NM	110.32	17.94	110.32	NM	0.00	0.00	0.00
CASH Meta Financial Group of IA*	5.38	5.09	-0.31	-5.48	-4.53	-0.29	-4.99	2.41	46.30	2.22	NM	129.21	6.95	136.99	NM	0.52	2.38	NM
MFSF MutualFirst Fin. Inc. of IN*	7.08	6.63	-1.49	-16.38	NM	-1.35	-14.80	2.41	49.05	1.46	NM	55.17	3.91	59.17	NM	0.48	6.20	NM
NASB NASB Fin, Inc. of Grandview MO*	10.03	9.88	0.87	8.73	5.68	-0.11	-1.11	2.87	34.96	1.16	17.60	147.96	14.83	150.44	NM	0.90	2.96	52.02
NECB NE Comm Bncrp MHC of NY (45.0)	21.40	21.09	0.33	1.32	1.52	0.36	1.44	1.14	35.50	0.53	NM	86.62	18.53	88.20	NM	0.12	1.66	NM
NHTB NH Thrift Bancshares of NH*	8.36	5.29	0.68	7.41	9.95	0.58	6.31	0.88	89.91	1.13	10.05	76.78	6.42	125.46	11.80	0.52	5.12	51.49
NVSL Naug Vlly Fin MHC of CT (40.5)	8.92	8.90	-0.15	-1.65	-2.44	0.31	3.46	0.67	94.23	0.76	NM	65.98	5.89	66.18	19.57	0.12	2.67	NM
NEBS New England Bancshrs Inc of CT*	9.89	7.36	-0.42	-3.70	-5.73	-0.06	-0.49	NA	NA	1.30	NM	63.51	6.28	87.70	NM	0.08	1.21	NM
NFSB Newport Bancorp, Inc. of RI*	11.63	11.63	-0.23	-1.82	-2.03	-0.08	-0.66	NA	NA	0.90	NM	93.54	10.88	93.54	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA*	8.01	8.01	-0.99	-11.30	-22.74	-0.35	-3.98	NA	NA	1.43	NM	55.96	4.48	55.96	NM	0.04	0.26	NM
NFBK Northfield Bcp MHC of NY(45.0)	20.78	20.07	0.67	3.04	2.09	0.72	3.27	2.07	31.10	1.84	NM	142.87	29.69	149.22	NM	0.16	1.29	61.54
NWSB Northwest Bcrp MHC of PA(37.0)	8.92	6.59	0.58	6.54	4.06	0.74	8.33	1.95	48.23	1.29	24.64	158.74	14.16	220.45	19.35	0.88	4.25	NM
OSHC Ocean Shr Hldg MHC of NJ(42.8)	9.09	9.09	0.39	4.13	3.88	0.71	7.61	0.63	67.61	0.48	25.75	104.17	9.47	104.17	13.97	0.20	2.43	62.50
OCFC OceanFirst Fin. Corp of NJ*	6.52	6.52	0.73	9.97	8.28	0.66	9.07	1.17	57.25	0.76	12.08	133.17	8.69	133.17	13.28	0.80	5.97	72.07
ONFC Oneida Financl MHC of NY(44.6)	9.52	5.26	-0.10	-1.02	-0.82	0.01	0.15	0.12	408.09	0.89	NM	126.25	12.02	239.11	NM	0.48	5.61	NM
ORIT Oritani Fin Cp MHC of NJ(29.8)	12.56	12.56	0.33	2.18	1.08	0.42	2.76	2.74	39.42	1.59	NM	215.61	27.07	215.61	NM	0.20	1.43	NM
OSBK Osage Bancshares, Inc. of OK*	15.63	15.02	-1.59	-8.65	-10.88	0.05	0.30	NA	NA	0.46	NM	90.19	14.10	94.56	NM	0.34	4.25	NM
PSBH PSB Hldgs Inc MHC of CT (42.9)	7.50	6.01	-0.08	-0.92	-1.58	0.70	7.99	1.23	34.31	0.77	NM	69.16	5.19	87.73	7.29	0.20	5.28	NM
PVFC PVF Capital Corp. of Solon OH*	6.45	6.45	-1.68	-22.43	NM	-1.74	-23.25	NA	NA	3.49	NM	29.40	1.90	29.40	NM	0.00	0.00	NM
PBCI Pamrapo Bancorp, Inc. of NJ(8)*	8.76	8.76	-0.45	-4.83	-8.88	-0.03	-0.36	3.50	29.87	1.40	NM	59.55	5.21	59.55	NM	0.00	0.00	NM
PFED Park Bancorp of Chicago IL*	11.52	11.52	-1.39	-11.49	NM	-0.93	-7.63	3.21	12.49	0.64	NM	32.76	3.77	32.76	NM	0.00	0.00	NM
PVSA Parkvale Financial Corp of PA*	6.24	4.77	-0.55	-7.13	-21.22	0.47	6.05	1.76	53.39	1.59	NM	41.06	2.56	54.55	5.56	0.20	2.22	NM
PBHC Pathfinder BC MHC of NY (36.3)	5.79	4.74	0.10	1.72	2.17	0.50	8.72	0.82	97.95	1.11	NM	79.85	4.62	98.63	9.10	0.12	1.86	NM
PBCT Peoples United Financial of CT*	24.69	18.73	0.66	2.59	2.43	0.61	2.40	0.93	86.35	1.15	NM	107.79	26.61	153.30	NM	0.61	3.80	NM
PROV Provident Fin. Holdings of CA*	7.27	7.27	-0.47	-6.24	-14.69	-1.16	-15.39	6.29	45.73	3.35	NM	44.23	3.22	44.23	NM	0.04	0.49	NM
PBNY Provident NY Bncrp, Inc. of NY*	14.89	9.55	0.94	6.63	7.36	0.59	4.13	0.90	110.49	1.63	13.58	88.23	13.14	146.18	21.79	0.24	2.56	34.78
PBIP Prudential Bncp MHC PA (37.2)	10.60	10.60	-0.35	-2.71	-1.60	0.17	1.27	1.19	41.02	0.98	NM	201.14	21.32	201.14	NM	0.20	1.88	NM
PULB Pulaski Fin Cp of St. Louis MO*	5.75	5.48	-0.03	-0.42	-0.46	-0.15	-2.08	4.12	33.37	1.53	NM	100.58	5.78	105.75	NM	0.38	4.40	NM
RPFG Rainier Pacific Fin Grp of WA*	5.10	4.77	-2.99	NM	NM	-0.39	-6.85	4.85	29.39	1.90	NM	15.47	0.79	16.61	NM	0.00	0.00	NM
RIVR River Valley Bancorp of IN*	6.22	6.21	0.40	5.91	8.00	0.26	3.92	NA	NA	1.67	12.50	76.42	4.75	76.51	18.85	0.84	6.86	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 28, 2009

Financial Institution		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
RVSB	Riverview Bancorp, Inc. of WA*	9.69	7.06	-0.34	-3.41	-8.51	-0.12	-1.22	6.20	31.15	2.28	NM	40.32	3.91	56.92	NM	0.00	0.00	NM
RCKB	Rockville Fin MHC of CT (42.8)	9.74	9.68	0.02	0.25	0.14	0.60	6.15	0.95	89.51	0.97	NM	176.06	17.15	177.39	28.82	0.20	1.42	NM
ROMA	Roma Fin Corp MHC of NJ (27.9)	17.14	17.10	0.34	1.72	0.95	0.37	1.87	NA	NA	0.53	NM	184.72	31.65	185.26	NM	0.32	2.52	NM
ROME	Rome Bancorp, Inc. of Rome NY*	17.70	17.70	0.82	4.49	4.60	0.91	4.94	0.47	132.98	0.72	21.75	100.46	17.78	100.46	19.77	0.34	3.91	NM
SIFI	SI Fin Gp Inc MHC of CT (38.3)	8.65	8.20	-0.51	-5.87	-8.62	0.01	0.16	1.05	54.83	0.79	NM	67.03	5.79	71.03	NM	0.00	0.00	NM
SVBI	Severn Bancorp, Inc. of MD*	8.74	8.71	-0.92	-8.07	-23.80	-0.90	-7.89	11.31	25.53	3.23	NM	42.99	3.76	43.14	NM	0.12	3.21	NM
SUPR	Superior Bancorp of AL(8)*	5.70	5.14	-5.53	NM	NM	-5.31	NM	5.37	19.42	1.34	NM	14.91	0.85	16.63	NM	0.00	0.00	NM
THRD	TF Fin. Corp. of Newtown PA*	9.62	9.05	0.56	5.81	8.07	0.51	5.35	0.58	119.21	0.91	12.38	71.48	6.87	76.45	13.45	0.80	4.28	52.98
TFSL	TFS Fin Corp MHC of OH (28.2)	16.48	16.40	0.38	2.20	1.14	0.23	1.35	2.60	19.91	0.58	NM	198.96	32.78	200.00	NM	0.28	2.45	NM
TBNK	Territorial Bancorp, Inc of HI*	15.52	15.52	0.60	NM	4.06	0.72	NM	0.07	184.08	0.33	24.62	95.01	14.74	95.01	20.51	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE*	7.73	7.62	-0.85	-10.44	NM	-0.99	-12.22	10.69	17.58	2.28	NM	17.56	1.36	17.85	NM	0.00	0.00	NM
TSBK	Timberland Bancorp, Inc. of WA*	10.85	9.98	0.12	1.01	2.62	0.22	1.77	5.01	36.79	2.23	38.17	44.04	4.78	48.31	21.81	0.24	5.24	NM
TRST	TrustCo Bank Corp NY of NY*	6.65	6.63	0.81	11.86	5.85	0.83	12.18	1.42	71.19	1.65	17.08	202.56	13.47	203.22	16.63	0.25	3.96	67.57
UCBA	United Comm Bncp MHC IN (41.1)	13.71	13.71	0.18	1.29	1.39	0.18	1.29	3.09	NA	NA	NM	92.43	12.68	92.43	NM	0.40	6.18	NM
UCFC	United Community Fin. of OH*	9.43	9.41	-1.59	-17.20	NM	-1.76	-19.11	5.43	29.49	1.91	NM	18.31	1.73	18.36	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	17.24	17.23	0.49	2.71	3.01	0.60	3.37	0.48	149.89	1.03	33.22	93.46	16.11	93.53	26.72	0.28	2.28	NM
UWBK	United Western Bncp, Inc of CO*	5.35	5.35	0.47	9.95	27.37	0.29	6.09	1.76	59.90	1.65	3.65	30.41	1.63	30.41	5.97	0.04	0.74	2.72
VPFG	ViewPoint Finl MHC of TX(43.1)	8.65	8.61	0.01	0.13	0.08	-0.12	-1.26	0.40	107.98	0.66	NM	159.19	13.77	160.00	NM	0.20	1.58	NM
WSB	WSB Holdings, Inc. of Bowie MD*	11.88	11.88	-0.52	-4.20	-13.10	-0.64	-5.17	7.76	12.88	1.76	NM	33.04	3.93	33.04	NM	0.08	3.49	NM
WSFS	WSFS Financial Corp. of DE*	6.29	5.88	0.36	5.15	6.64	0.34	4.88	2.26	51.15	1.62	15.05	79.86	5.02	85.80	15.88	0.48	1.67	25.13
WVFC	WVS Financial Corp. of PA*	6.99	6.99	0.71	9.74	9.80	0.71	9.74	NA	NA	NA	10.20	101.40	7.09	101.40	10.20	0.64	4.21	42.95
WFSL	Washington Federal, Inc. of WA*	11.57	9.97	-0.07	-0.54	-0.59	0.44	3.63	5.60	23.98	1.74	NM	96.53	11.17	114.12	25.47	0.20	1.31	NM
WSBF	Waterstone Fin MHC of WI(26.2)	9.00	9.00	-1.42	-15.22	-17.10	-1.48	-15.93	13.09	10.16	1.70	NM	90.63	8.15	90.63	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	8.65	8.16	0.46	5.53	11.70	0.48	5.70	1.31	46.06	0.96	8.55	45.53	3.94	48.53	8.28	0.20	3.77	32.26
WFD	Westfield Fin. Inc. of MA*	22.11	22.11	0.45	1.86	1.74	0.47	1.98	0.58	108.65	1.51	NM	110.68	24.47	110.68	NM	0.20	2.17	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2,701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2,652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2,279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2,293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2,082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1,835.0	538.8	227.6
As of Aug. 28, 2009		9544.2	1029.9	2,028.8	559.0	284.7

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices



SNL ThriftInvestor

Index Values

	Index Values				Price Appreciation (%)		
	07/31/09	06/30/09	12/31/08	07/31/08	1 Month	YTD	LTM
All Pub. Traded Thrifts	571.1	538.8	653.9	877.2	6.00	-12.65	-34.89
MHC Index	2,943.6	2,891.7	3,383.4	3,468.8	1.79	-13.00	-15.14
Stock Exchange Indexes							
NYSE-Alt Thrifts	358.2	346.2	261.6	355.6	3.47	36.95	0.73
NYSE Thrifts	93.5	86.4	116.2	287.0	8.24	-19.49	-67.41
OTC Thrifts	1,598.3	1,513.5	1,814.9	1,936.2	5.60	-11.93	-17.45
Geographic Indexes							
Mid-Atlantic Thrifts	2,260.5	2,131.3	2,652.0	3,413.6	6.06	-14.76	-33.78
Midwestern Thrifts	2,268.2	2,184.1	2,567.4	2,735.8	3.85	-11.65	-17.09
New England Thrifts	1,700.9	1,568.7	1,826.9	1,769.0	8.43	-6.90	-3.85
Southeastern Thrifts	308.7	268.9	392.5	398.7	14.83	-21.35	-22.56
Southwestern Thrifts	352.6	385.2	499.1	588.2	-8.47	-29.36	-40.06
Western Thrifts	45.4	42.5	47.8	251.0	6.87	-5.07	-81.91
Asset Size Indexes							
Less than $250M	965.0	926.9	790.7	956.9	4.12	22.05	0.84
$250M to $500M	2,346.0	2,366.7	2,220.5	2,696.0	-0.87	5.65	-12.98
$500M to $1B	1,192.8	1,147.2	1,195.7	1,424.5	3.98	-0.24	-16.26
$1B to $5B	1,508.6	1,419.2	1,703.5	1,915.1	6.29	-11.45	-21.23
Over $5B	280.6	263.8	329.3	468.6	6.34	-14.80	-40.13
Pink Indexes							
Pink Thrifts	162.1	155.5	157.4	249.7	4.24	2.97	-35.06
Less than $75M	491.6	489.7	515.7	539.4	0.39	-4.66	-8.85
Over $75M	162.5	155.5	157.1	253.7	4.47	3.38	-35.97
Comparative Indexes							
Dow Jones Industrials	9,171.6	8,447.0	8,776.4	11,378.0	8.58	4.50	-19.39
S&P 500	987.5	919.3	903.3	1,267.4	7.41	9.32	-22.09

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Illinois Thrift Acquisitions 2006-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement							
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
04/01/2009	Pending	Bancorp Inc	DE	American Home Bank	IL	128,645	38.39	38.37	-7.43	-23.88	0.90	14.87	11.0	NA	NA	NA	NA	8.55	NA
09/23/2008	12/12/2008	First FS&LA of Shelbyville	IL	Charleston Federal Savings and Loan Association	IL	33,059	8.19	8.19	0.05	0.59	0.00	NA	NA	NA	NA	NA	NA	NA	NA
12/18/2007	07/09/2008	Taylor Bean & Whitaker Mrtg	FL	Platinum Bancshares, Incorporated	IL	110,308	2.98	2.98	-6.51	-75.83	6.14	11.55	10.0	2.280	404.42	404.42	NM	12.07	14.51
08/28/2007	11/30/2007	Sterling Federal Bank FSB	IL	Mt. Morris Savings and Loan Association	IL	46,438	4.19	4.19	-1.95	-32.59	3.00	45.08	NA	NA	NA	NA	NA	NA	NA
08/07/2007	10/01/2007	FBOP Corp.	IL	Cardunal Savings Bank, FSB	IL	177,858	6.32	6.32	-0.55	-4.34	1.58	48.97	16.0	NA	142.25	142.25	NM	9.00	4.37
07/24/2007	04/21/2008	Harvard Savings MHC	IL	Morris Building & Loan Savings Bank	IL	32,969	9.50	9.50	-0.83	-7.76	0.39	93.08	NA	NA	NA	NA	NA	NA	NA
04/30/2007	09/01/2007	National City Corp.	OH	MAF Bancorp, Inc.	IL	11,120,499	9.64	6.21	0.75	8.04	0.63	60.06	1,918.4	56.000	171.83	277.09	22.31	17.25	20.99
03/15/2007	07/31/2007	Heartland Bancorp Inc.	IL	BankPlus, FSB	IL	288,747	8.41	8.41	0.50	6.36	0.33	77.34	33.6	21.500	144.20	144.20	22.40	11.63	5.02
11/03/2006	03/12/2007	Heartland Bancorp Inc.	IL	First Federal Bancshares, Inc.	IL	339,823	6.45	6.03	0.14	2.64	NA	NA	30.3	23.000	123.59	132.79	48.94	8.92	4.05
08/18/2006	10/19/2006	American Home Mortgage	NY	Flower Bank, FSB	IL	43,725	3.86	3.83	-2.45	-80.20	16.75	11.01	16.3	1,625.000	963.82	971.89	NM	37.16	51.07
				Average:		1,232,207	9.79	9.40	-1.83	-20.70	3.30	45.25			325.02	345.44	31.22	14.94	16.67
				Median:		119,477	7.32	6.27	-0.69	-6.05	0.90	47.03			158.02	210.65	22.40	11.63	9.77

Source: SNL Financial, LC.

EXHIBIT IV-5

Harvard Illinois Bancorp, Inc.
Director and Senior Management Summary Resumes



Harvard Illinois Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors

Donn L. Claussen. Mr. Claussen is the Executive Vice President and Chief Financial Officer of Harvard Savings Bank and oversees the accounting and investment areas. He has been with Harvard Savings Bank since 2007. Previously, Mr. Claussen was a partner with the accounting firm of Lindgren, Callihan, Van Osdol & Co., Ltd., Rockford, Illinois, specializing in financial institution matters.

Michael P. Feeney. Mr. Feeney is the owner and manager of Feeney Package Liquor in Morris, Illinois. Previously, he was the operations manager of a Wal-Mart distribution center in Spring Valley, Illinois. Prior to joining the Harvard Savings Bank board of directors in April, 2008, Mr. Feeney was a director of Morris Building & Loan, S.B.

John W. Rebhorn. Mr. Rebhorn was the owner of Harvard Implement for 22 years and is currently the owner of Harvard All-Store, a storage facility. Mr. Rebhorn has been a director for 15 years.

William D. Schack. Mr. Schack is currently the owner of the Harvard Retirement Home and Harvard Ranch. Mr. Schack has worked in the retirement field for 25 years.

Ronald M. Seeley. Mr. Seeley is currently the Chairman of the Board of Harvard Savings Bank. Mr. Seeley is a retired Pharmacist and was the owner of Seeley Snyder Drugstore from 1966 to 2008.

Duffield J. Seyller, III. Mr. Seyller is currently the President and Chief Executive Officer of Harvard Savings Bank. He has been employed in the banking industry since 1976 in various positions. He has been employed with Harvard Savings Bank since 1985.

Richard L. Walker. Mr. Walker is presently retired. He was previously the owner and manager of a John Deere dealership for over 30 years. Mr. Walker was also on the board of directors of Morris Building & Loan, S.B. and joined the Harvard Savings Bank board of directors in April 2008.

Executive Officers Who Are Not Directors

Richard J. Lipinsky. Mr. Lipinsky is the Secretary and Treasurer of Harvard Savings Bank. He oversees the operations and information technology areas of Harvard Savings Bank. Mr. Lipinsky has been with Harvard Savings Bank since 1986.

Michael T. Neese. Mr. Neese is Vice President of Harvard Savings Bank. Mr. Neese is an attorney and oversees Harvard Savings Bank's lending area. Mr. Neese has been with Harvard Savings Bank since 1993. Mr. Neese is the brother-in-law of Mr. Seyller.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT IV-6

Harvard Illinois Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Harvard Illinois Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Harvard Savings Bank Historical at June 30, 2009		Pro Forma at June 30, 2009, Based Upon the Sale in the Offering of							
			807,500 Shares		950,000 Shares		1,092,500 Shares		1,256,375 Shares (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
					(Dollars in thousands)					
Equity	$ 12,455	7.78%	$ 18,035	10.84%	$ 18,039	10.83%	$ 18,195	10.91%	$ 18,243	10.93%
Tangible capital (3)(4)	$ 11,485	6.99%	$ 17,065	10.01%	$ 17,069	10.01%	$ 17,225	10.08%	$ 17,273	10.10%
Tangible requirement	2,463	1.50	2,557	1.50	2,559	1.50	2,563	1.50	2,565	1.50
Excess	$ 9,022	5.49%	$ 14,508	8.51%	$ 14,510	8.51%	$ 14,662	8.58%	$ 14,708	8.60%
Core capital (3)(4)	$ 11,485	6.99%	$ 17,065	10.01%	$ 17,069	10.01%	$ 17,225	10.08%	$ 17,273	10.10%
Core requirement (5)	6,569	4.00	6,818	4.00	6,823	4.00	6,834	4.00	6,841	4.00
Excess	$ 4,916	2.99%	$ 10,247	6.01%	$ 10,246	6.01%	$ 10,391	6.08%	$ 10,432	6.10%
Tier 1 risk-based capital	$ 11,485	10.59%	$ 17,065	15.29%	$ 17,069	15.28%	$ 17,225	15.41%	$ 17,273	15.44%
Risk-based requirement	4,340	4.00	4,465	4.00	4,467	4.00	4,472	4.00	4,476	4.00
Excess	$ 7,145	6.59%	$ 12,600	11.29%	$ 12,602	11.28%	$ 12,753	11.41%	$ 12,797	11.44%
Total risk-based capital (3)	$ 12,685	11.69%	$ 18,265	16.36%	$ 18,269	16.36%	$ 18,425	16.48%	$ 18,473	16.51%
Risk-based requirement	8,680	8.00	8,929	8.00	8,934	8.00	8,945	8.00	8,952	8.00
Excess	$ 4,005	3.69%	$ 9,336	8.36%	$ 9,335	8.36%	$ 9,480	8.48%	$ 9,521	8.51%
Reconciliation of capital infused into Harvard Savings Bank:										
Net proceeds			$ 6,226		$ 6,344		$ 6,614		$ 6,793	
Less: Common stock acquired by employee stock ownership plan			(646)		(760)		(874)		(1,005)	
Pro forma increase			$ 5,580		$ 5,584		$ 5,740		$ 5,788	

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.
(2) The current core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.
(3) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(4) Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock to be outstanding immediately following the stock offering with funds we lend. Pro forma GAAP and regulatory capital have been reduced by the amount required to fund this plan. See "Management of Harvard Illinois Bancorp, Inc." for a discussion of the employee stock ownership plan.
(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk weighting.

Source: Harvard Illinois Bancorp's prospectus.

EXHIBIT IV-7

Harvard Illinois Bancorp, Inc.
Pro Forma Analysis Sheet

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Harvard Illinois Bancorp, Inc.
Prices as of August 28, 2009

rice Multiple		Symbol	Subject (1)	Peer Group Average	Peer Group Median	Illinois Companies Average	Illinois Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
rice-earnings ratio (x)		P/E	NM x	13.97x	12.79x	NM	NM	17.00x	14.51x
rice-core earnings ratio (x)		P/Core	NM x	16.58x	17.92x	NM	NM	17.53x	16.26x
rice-book ratio (%)	=	P/B	47.10%	75.59%	76.03%	64.38%	78.84%	70.50%	72.52%
rice-tangible book ratio (%)	=	P/TB	47.10%	84.07%	76.08%	72.70%	91.04%	80.45%	76.51%
rice-assets ratio (%)	=	P/A	5.66%	7.40%	6.51%	9.31%	10.46%	7.85%	5.97%

'aluation Parameters

re-Conversion Earnings (Y)	($1,154,000)	ESOP Stock Purchases (E)	8.00% (5)
re-Conversion Earnings (CY)	($556,000)	Cost of ESOP Borrowings (S)	0.00% (4)
re-Conversion Book Value (B)	$12,562,000	ESOP Amortization (T)	15.00 years
re-Conv. Tang. Book Val. (TB)	$12,562,000	RRP Amount (M)	4.00%
re-Conversion Assets (A)	$160,088,000	RRP Vesting (N)	5.00 years (5)
:einvestment Rate (2)(R)	1.64%	Foundation (F)	0.00%
st. Conversion Expenses (3)(X)	7.89%	Tax Benefit (Z)	0
ax Rate (TAX)	39.00%	Percentage Sold (PCT)	100.00%
hares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	49.80% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

:alculation of Pro Forma Value After Conversion

. V= P/E * (Y) / 1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3) — V= NM

. V= P/Core * (Y) / 1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3) — V= NM

. V= P/B * (B+Z) / 1 - P/B * PCT * (1-X-E-M-F) — V= $9,500,000

. V= P/TB * (TB+Z) / 1 - P/TB * PCT * (1-X-E-M-F) — V= $9,500,000

. V= P/A * (A+Z) / 1 - P/A * PCT * (1-X-E-M-F) — V= $9,500,000

onclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
upermaximum	1,256,375	10.00	$ 12,563,750	0	1,256,375	$ 12,563,750
laximum	1,092,500	10.00	10,925,000	0	1,092,500	10,925,000
lidpoint	950,000	10.00	9,500,000	0	950,000	9,500,000
linimum	807,500	10.00	8,075,000	0	807,500	8,075,000

l) Pricing ratios shown reflect the midpoint value.
?) Net return reflects a reinvestment rate of 1.64 percent and a tax rate of 39.0 percent.
3) Offering expenses shown at estimated midpoint value.
!) No cost is applicable since holding company will fund the ESOP loan.
;) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 39.0 percent.
;) 10 percent option plan with an estimated Black-Scholes valuation of 49.80 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 39.0 percent.

EXHIBIT IV-8

Harvard Illinois Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Harvard Illinois Bancorp, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$8,075,000
Less: Foundation Shares	-
2. Offering Proceeds	$8,075,000
Less: Estimated Offering Expenses	750,000
Net Conversion Proceeds	$7,325,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,325,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	969,000
Net Proceeds Reinvested	$6,356,000
Estimated net incremental rate of return	1.00%
Reinvestment Income	$63,585
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	26,271
Less: Amortization of Options (4)	72,585
Less: Recognition Plan Vesting (5)	39,406
Net Earnings Impact	($74,677)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2009 (reported)	($1,154,000)	($74,677)	($1,228,677)
12 Months ended June 30, 2009 (core)	($556,000)	($74,677)	($630,677)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$12,562,000	$6,356,000	$0	$18,918,000
June 30, 2009 (Tangible)	$12,562,000	$6,356,000	$0	$18,918,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$160,088,000	$6,356,000	$0	$166,444,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 39.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Harvard Illinois Bancorp, Inc.
At the Midpoint

1. Pro Forma Market Capitalization	$9,500,000
Less: Foundation Shares	-
2. Offering Proceeds	$9,500,000
Less: Estimated Offering Expenses	750,000
Net Conversion Proceeds	$8,750,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$8,750,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,140,000
Net Proceeds Reinvested	$7,610,000
Estimated net incremental rate of return	1.00%
Reinvestment Income	$76,130
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	30,907
Less: Amortization of Options (4)	85,395
Less: Recognition Plan Vesting (5)	46,360
Net Earnings Impact	($86,531)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2009 (reported)	($1,154,000)	($86,531)	($1,240,531)
12 Months ended June 30, 2009 (core)	($556,000)	($86,531)	($642,531)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$12,562,000	$7,610,000	$0	$20,172,000
June 30, 2009 (Tangible)	$12,562,000	$7,610,000	$0	$20,172,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$160,088,000	$7,610,000	$0	$167,698,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 39.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Harvard Illinois Bancorp, Inc.
At the Maximum Value

1. Pro Forma Market Capitalization	$10,925,000
Less: Foundation Shares	-
2. Offering Proceeds	$10,925,000
Less: Estimated Offering Expenses	750,000
Net Conversion Proceeds	$10,175,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$10,175,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,311,000
Net Proceeds Reinvested	$8,864,000
Estimated net incremental rate of return	1.00%
Reinvestment Income	$88,675
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	35,543
Less: Amortization of Options (4)	98,204
Less: Recognition Plan Vesting (5)	53,314
Net Earnings Impact	($98,385)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2009 (reported)	($1,154,000)	($98,385)	($1,252,385)
12 Months ended June 30, 2009 (core)	($556,000)	($98,385)	($654,385)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$12,562,000	$8,864,000	$0	$21,426,000
June 30, 2009 (Tangible)	$12,562,000	$8,864,000	$0	$21,426,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$160,088,000	$8,864,000	$0	$168,952,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 39.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Harvard Illinois Bancorp, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$12,563,750
Less: Foundation Shares	-
2. Offering Proceeds	$12,563,750
Less: Estimated Offering Expenses	750,000
Net Conversion Proceeds	$11,813,750

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$11,813,750
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,507,650
Net Proceeds Reinvested	$10,306,100
Estimated net incremental rate of return	1.00%
Reinvestment Income	$103,102
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	40,874
Less: Amortization of Options (4)	112,934
Less: Recognition Plan Vesting (5)	61,311
Net Earnings Impact	($112,017)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2009 (reported)	($1,154,000)	($112,017)	($1,266,017)
12 Months ended June 30, 2009 (core)	($556,000)	($112,017)	($668,017)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$12,562,000	$10,306,100	$0	$22,868,100
June 30, 2009 (Tangible)	$12,562,000	$10,306,100	$0	$22,868,100

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2009	$160,088,000	$10,306,100	$0	$170,394,100

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 39.0 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended June 30, 2009

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
CZWI	Citizens Community Bancorp Inc. of WI	($3,289)	$7,488	($2,546)	$0	$1,653	5,477	$0.30
ESBK	Elmira Savings Bank, FSB of NY	$2,857	$327	($111)	$0	$3,073	1,918	$1.60
FFDF	FFD Financial Corp. of Dover OH(1)	$976	($390)	$133	$0	$719	1,010	$0.71
FCAP	First Capital, Inc. of IN	$2,185	($235)	$80	$0	$2,030	2,771	$0.73
LSBI	LSB Financial Corp. of Lafayette IN	$1,318	($895)	$304	$0	$727	1,554	$0.47
LBCP	Liberty Bancorp, Inc. of MO	$2,064	($255)	$87	$0	$1,896	3,622	$0.52
RIVR	River Valley Bancorp of IN	$1,472	($740)	$252	$0	$984	1,504	$0.65
ROME	Rome Bancorp, Inc. of Rome NY	$2,779	$331	($113)	$0	$2,997	6,879	$0.44
WVFC	WVS Financial Corp. of PA(1)	$3,090	($7)	$2	$0	$3,085	2,071	$1.49
WAYN	Wayne Savings Bancshares of OH	$1,864	$75	($26)	$0	$1,914	3,004	$0.64

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Celebrating 20 Years of Financial Advisory Services

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (25)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (26)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (23)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (22)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (19)	(703) 647-6552	tbiddle@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com